UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of 24 JULY 2008

Commission File Number 001-32349

SIGNET GROUP PLC

(Translation of registrant’s name into English)

15 GOLDEN SQUARE, LONDON W1F 9JG, ENGLAND

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP PLC (Registrant)

Date 24 July 2008	By:	/s/ WALKER BOYD
	Name:	Walker Boyd
	Title:	Authorised Signatory and Group Finance Director

Exhibit Index

99.1	Shareholder Circular dated 24 July 2008

99.2	Forms of Proxy

99.3	Form of Voting Instruction Card

Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES

YOUR IMMEDIATE ATTENTION

Proposed Scheme of Arrangement

to establish

SIGNET GROUP PLC

as a wholly owned subsidiary of

Signet Jewelers Limited

Circular to Signet Shareholders and Signet ADS holders

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

PART II OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 897 OF THE COMPANIES ACT 2006. If you are in any doubt as to the action you should take, you are recommended to seek immediately your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised under the FSMA or, if you are in a territory outside the United Kingdom, is an appropriately authorised independent financial adviser. Capitalised terms used throughout this document have the meanings set forth in Part VIII of this document.

If you have sold or otherwise transferred all of your Signet Shares and/or Signet ADSs, please send this document together with the accompanying documents (but not the enclosed personalised forms of proxy (if applicable)) as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. If you have sold or otherwise transferred only part of your holding of Signet Shares and/or Signet ADSs, you should immediately consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

The Signet Jewelers Limited Shares are intended to be listed on the NYSE. Once made, the application for listing on the NYSE is expected to become effective and trading in Signet Jewelers Limited Shares on the NYSE is expected to commence at 2.30 p.m. (9.30 a.m. New York time) on 11 September 2008, being the expected Effective Date. The Signet Jewelers Limited Shares are also intended to be listed on the Official List (by way of a secondary listing). Once made, the application to the UK Listing Authority for listing on the Official List is expected to become effective and trading in Signet Jewelers Limited Shares on the London Stock Exchange’s main market for listed securities is expected to commence at 8.00 a.m. on 11 September 2008, being the expected Effective Date.

It is intended that, subject to the Scheme becoming effective: (i) the existing listing of Signet Shares on the Official List and their admission to trading on the London Stock Exchange’s main market for listed securities will be cancelled simultaneously with the commencement of trading in Signet Jewelers Limited Shares on the London Stock Exchange’s main market for listed securities; and (ii) the existing quotation of Signet ADSs on the NYSE will be cancelled simultaneously with the commencement of trading in Signet Jewelers Limited Shares on the NYSE.

Following implementation of the Proposal, the Takeover Code will not apply to acquisitions of shares in, or offers for shares of, Signet Jewelers Limited.

SIGNET GROUP PLC

Proposed scheme of arrangement

(under Part 26 of the Companies Act 2006)

to establish

Signet Group plc

as a

wholly-owned subsidiary of

Signet Jewelers Limited

The release, publication or distribution of this document and any of the accompanying documents in or into jurisdictions other than the United Kingdom or the United States may be restricted by laws of those jurisdictions and therefore persons into whose possession this document or any of the accompanying documents comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. This document and the accompanying documents have been prepared pursuant to, and for the purposes of complying with, English law and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document and the accompanying documents had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Securities may not be offered or sold in the United States unless registered under the Securities Act and applicable state securities laws or exempt from such registration. In reliance on the exemption provided by section 3(a)(10) of the Securities Act, the issuance of Signet Jewelers Limited Shares has not been, nor will be, registered with the SEC under the Securities Act. In reliance on the pre-emption attached to NYSE listing, the issuance of Signet Jewelers Limited Shares has not been, nor will be, registered under the securities laws of any state or other jurisdiction of the United States. Persons who are affiliates of Signet Jewelers Limited after the implementation of the Scheme will be subject to certain US transfer restrictions relating to Signet Jewelers Limited Shares received under the Scheme.

You should read the whole of this document along with the accompanying documents. Your attention is drawn to the letter from the Chairman of Signet on pages 19 to 24 of this document, recommending that Signet Shareholders vote, and holders of Signet ADSs direct the ADS Depositary to vote, in favour of the Scheme of Arrangement at the Court Meeting and in favour of the resolutions relating to the Proposal to be proposed at the Scheme GM.

Your attention is drawn to the section headed “Risk factors” set out on pages 6 to 8 of this document for a discussion of certain factors that should be considered by Signet Shareholders and Signet ADS holders when considering what action to take in connection with the Court Meeting and the Scheme GM.

Notices of the Court Meeting and the Scheme GM, and details of the time, date and venue of each, are set out on pages 84 to 91 of this document.

Signet Shareholders are asked to complete and return the relevant enclosed forms of proxy in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by the Company’s registrar, Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not later than 48 hours before the relevant meeting. If the form of proxy for the Court Meeting is not lodged by then, it may be handed to the chairman of the Court Meeting before the start of the Court Meeting.

Holders of Signet ADSs are asked to sign and return the enclosed ADS Voting Instruction Card in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by the ADS Depositary, at the address indicated on the ADS Voting Instruction Card, not later than 3.00 p.m. (New York time) on 13 August 2008.

The action to be taken by Signet Shareholders and Signet ADS holders is detailed on page 47 of this document.

Apart from the responsibilities and liabilities, if any, which may be imposed on Lazard & Co., Limited by the FSMA or the regulatory regime established thereunder, Lazard & Co., Limited does not accept any responsibility whatsoever for the contents of this document or for any statement made or purported to be made by it, or on its behalf, in connection with Signet, Signet Jewelers Limited, the Signet Shares, the Signet ADSs, the Signet Jewelers Limited Shares or the Proposal. Lazard & Co., Limited accordingly disclaims all and any liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this document or any such statement.

This document does not constitute an offer or an invitation to any person to subscribe for or to purchase any securities in Signet Jewelers Limited.

No shares in Signet Jewelers Limited have been marketed to, nor are any shares in Signet Jewelers Limited available for purchase by, the public in the United Kingdom or the United States or elsewhere in connection with the introduction of the Signet Jewelers Limited Shares to the NYSE or the Official List. This document does not constitute, and neither Signet nor Signet Jewelers Limited is making, any offer of transferable securities to the public within the meaning of sections 85 and 102B of the FSMA or Part III of the Bermuda Companies Act. This document is not an approved prospectus for the purposes of and as defined in section 85 of the FSMA and has not been prepared in accordance with the Prospectus Rules and has not been approved by the FSA or by any other authority which could be a competent authority for the purposes of the Prospectus Directive.

The statements contained in this document are made as at the date of this document unless some other time is specified in relation to them, and service or delivery of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Signet and Signet Jewelers Limited and no one else in connection with the Proposal and will not be responsible to anyone other than Signet and Signet Jewelers Limited for providing the protections afforded to clients of Signet and Signet Jewelers Limited nor for providing advice in relation to the Proposal or the contents of this document, or any matter referred to herein.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following indicative timetable sets out the expected dates for the implementation of the Proposal.

Event	Time and/or date

ADS Record Date	Close of business in New York on 17 July 2008

Latest time for lodging ADS Voting Instruction Cards	3.00 p.m. (New York time)(1) on 13 August 2008

Latest time for lodging blue forms of proxy for the Court Meeting	11.30 a.m. on 17 August 2008(2)

Latest time for lodging white forms of proxy for the Scheme GM	11.45 a.m. on 17 August 2008(3)

Voting Record Time for the Court Meeting and the Scheme GM	6.00 p.m. on 17 August 2008(4)

Court Meeting	11.30 a.m. on 19 August 2008

Scheme GM	11.45 a.m. on 19 August 2008(5)

The following dates are subject to change (please see note (6) below)

First Court Hearing to sanction the Scheme	8 September 2008(6)

Reduction Record Time	6.00 p.m. on 9 September 2008(6)

Second Court Hearing to confirm the Capital Reduction	10 September 2008(6)

Scheme Record Time	5.00 p.m. on 10 September 2008(6)

Effective Date of the Scheme	11 September 2008(6)

Effective time for the Share Capital Consolidation	Immediately after the Scheme becomes effective on 11 September 2008(6)

Cancellation of listing of Signet Shares on the Official List and commencement of trading on the LSE in Signet Jewelers Limited Shares	8.00 a.m. on 11 September 2008(6)

Cancellation of quotation of Signet ADSs on the NYSE and commencement of trading on the NYSE in Signet Jewelers Limited Shares	2.30 p.m. (9.30 a.m. New York time) on 11 September 2008(6)

Crediting of Depositary Interests to CREST accounts in respect of Scheme Shareholders who: (i) hold Signet Shares in uncertificated form at the Scheme Record Time; and (ii) currently hold Signet Shares in certificated form but who complete and execute a CREST Transfer Form and return it to their broker in good time in order to allow the shares to be dematerialised in accordance with Euroclear UK’s procedures	On or about 11 September 2008(6)

Despatch of share certificates in respect of Signet Jewelers Limited Shares to Scheme Shareholders who currently hold Signet Shares in certificated form and who do not complete and execute a CREST Transfer Form and return it to their broker in good time in order to allow the shares to be dematerialised in accordance with Euroclear UK’s procedures	By 25 September 2008(6)

Notes:

(1)	References to time in this document are to London time, unless otherwise stated.

(2)	It is requested that forms of proxy for the Court Meeting be lodged at least 48 hours prior to the appointed time for the Court Meeting, although forms of proxy not so lodged may be handed to the chairman of the Court Meeting before the start of the Court Meeting.

(3)	Forms of proxy for the Scheme GM must be lodged at least 48 hours prior to the Scheme GM. Forms of proxy for the Scheme GM not lodged by this time will be invalid.

(4)	If either the Court Meeting or the Scheme GM is adjourned, the Voting Record Time for the adjourned Shareholder Meeting will be 6.00 p.m. on the date two days before the date set out for the adjourned Shareholder Meeting.

(5)	Or as soon thereafter as the Court Meeting shall have concluded or been adjourned.

(6)	These dates are indicative only and will depend, among other things, on the date upon which the Court sanctions the Scheme and confirms the associated Capital Reduction as well as the date on which the Court Orders are delivered to the Registrar and the Reduction Court Order is registered by the Registrar.

ENCLOSURES

All Signet Shareholders will find enclosed with this document:

•	a BLUE form of proxy for use in connection with the Court Meeting; and

•	a WHITE form of proxy for use in connection with the Scheme GM.

All Signet ADS holders will find enclosed with this document:

•	an ADS Voting Instruction Card; and

•	a postage paid return envelope.

HELPLINES

Signet Shareholders who have any questions about this document, the Court Meeting or the Scheme GM, or are in any doubt as to how to complete the forms of proxy for the Shareholder Meetings, should call Signet’s registrar, Capita Registrars on 0871 664 0440 or, if telephoning from outside the UK, on +44 20 8639 3443. Calls to the Capita Registrars’ 0871 664 0440 number are charged at 10 pence per minute (including VAT) plus any of your service provider’s network extras. Calls to the Capita Registrars’ +44 20 8639 3443 number from outside the UK are charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored randomly for security and training purposes.

Deutsche Bank Trust Company Americas as ADS Depositary is providing a telephone helpline to answer questions which Signet ADS holders may have prior to deciding what action to take. The toll free number for callers dialling from within the US is (866) 249-2593 and for callers dialling from outside the US the toll collect number is +1 (718) 921-8137.

Helpline operators cannot provide financial, taxation or legal advice or advice on the merits of the Proposal.

Helplines are open Monday to Friday during normal business hours.

LEGAL NOTICES

Nothing contained in this document shall constitute an offer to sell, or a solicitation of any offer to purchase or subscribe for, any shares in Signet or Signet Jewelers Limited, nor shall it form the basis of, or be relied upon in connection with, any contract for such purchase or subscription.

The issuance of Signet Jewelers Limited Shares pursuant to the Scheme will not be registered under the Securities Act and will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. In reliance on the pre-emption attached to NYSE listing, the issuance of Signet Jewelers Limited Shares will not be registered under the securities laws of any state or jurisdiction of the United States.

FORWARD-LOOKING STATEMENTS

All statements in this document, other than statements of historical fact, are or may be deemed to be forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Signet Group operates. The use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties.

Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include: (1) adverse trends in the general economy which may impact negatively on discretionary consumer spending, including unemployment levels, consumers’ disposable income, consumer confidence, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation; (2) the ability to recruit, train and retain staff, including senior management; (3) short term variations in consumers’ preferences for jewellery compared to other product categories, the Signet Group’s ability to anticipate consumer preferences and the merchandising, inventory and pricing policies it follows, particularly if there are any significant changes such as those implemented by the US division in early 2008/09; (4) the reputation of the Signet Group and its trading names, together with the success of the Signet Group’s marketing and promotional programmes; (5) long term changes in consumer attitudes to diamonds, gold and other precious metals and gemstones; (6) changes to the locations in which consumers choose to shop, the extent and results of the Signet Group’s net store expansion and refurbishment strategy together with the availability of suitable real estate; (7) the level of competition in the selling of jewellery and the development of new distribution channels in competition with the Signet Group; (8) the level of dependence on particular suppliers of merchandise; (9) fluctuations in the supply, price and availability of diamonds, gold and other precious metals and gemstones, particularly if such movements are extreme and volatile as has been the recent case with precious metals; (10) the seasonality of the Signet Group’s business, the risk of disruption during the Christmas trading period, and the availability of inventory during the three months leading up to the Christmas trading period; (11) social, ethical and environmental risks; (12) the suitability and reliability of the Signet Group’s internal control systems and procedures, including its accounting and information technology systems necessary for compliance with the Sarbanes-Oxley Act of 2002, as well as operational systems such as warehousing, distribution and e-commerce; (13) regulatory requirements, particularly with regard to the in-house credit operation in the US; (14) legal actions; (15) revisions to, and new interpretations of, GAAP, the accounting policies adopted by, and the tax assumptions made by the Signet Group; (16) listing and domicile; (17) acquisitions; (18) pensions regulations, actuarial assumptions including longevity, pension valuation and investment returns; (19) the cost and availability of borrowings and equity capital which have changed markedly during the last 12 months; (20) financial market risks, including fluctuations in exchange rates between the pound sterling and the US dollar which may affect reported revenues, costs, the value of the Signet Group’s consolidated borrowings, and the cost of capital; and (21) the loss of one or more key executive officers or employees.

All forward-looking statements should be read, in particular, in the context of the risk and other factors described in this section. Signet Shareholders and Signet ADS holders are cautioned not to place undue weight on these forward-looking statements. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Signet Group undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law. More detailed information about these and other risk factors is set forth in the section headed “Risk factors” set out on pages 6 to 8 of this document and in filings and submissions made by Signet with the SEC including but not limited to Signet’s annual report and accounts for the year ended 2 February 2008 which is available from Signet’s website at www.signetgroupplc.com or can be viewed at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS from the date of this document until the Effective Date.

RISK FACTORS

The following risks and uncertainties relating to the Proposal should be carefully considered in addition to the other information set out in this document. There may be additional risks and uncertainties relating to the Proposal not presently known to the Directors or that the Directors currently deem immaterial which may have a material adverse effect on the Signet Group.

Implementation of the Proposal

•	There can be no certainty that the Scheme will be approved by Signet Shareholders or sanctioned by the Court, or that the Proposal will otherwise be completed.

Market price of Signet Jewelers Limited Shares

•

The Signet Jewelers Limited Shares are intended to be listed on the NYSE and on the Official List and the market price may be different between them for various reasons, including the characteristics of the markets in which they trade, such as trading volumes and currencies. Signet Jewelers Limited’s share price may be significantly affected by short-term changes in its financial condition or results of operations as reflected in its quarterly earnings reports.

•

Other factors unrelated to the Signet Group’s performance that may have an effect on the price of the Signet Jewelers Limited Shares include: the extent of analytical coverage available to investors concerning the Signet Group’s business that may be limited if investment banks with research capabilities do not continue to follow Signet Jewelers Limited’s securities; and any lessening in trading volume and general market interest in Signet Jewelers Limited’s securities that may affect an investor’s ability to trade significant numbers of Signet Jewelers Limited Shares. As a result of these factors, the market price of the Signet Jewelers Limited Shares at any given point in time may not accurately reflect Signet Jewelers Limited’s long-term value.

•

The Signet Shares are currently included in the FTSE 250 list. If, as intended, the Signet Jewelers Limited Shares have a primary listing on the NYSE, they will not be eligible for inclusion in the FTSE 250 list. This may have an effect on the market price of the Signet Jewelers Limited Shares.

•

As inclusion in the S&P US indices is at the discretion of the S&P Index Committee, there can be no guarantee that despite the listing of the Signet Jewelers Limited Shares on the NYSE, Signet Jewelers Limited will be included in any S&P US indices.

Future sales of Signet Jewelers Limited Shares by existing shareholders

•

Sales of a large number of Signet Jewelers Limited Shares in the public markets, or the potential for such sales, could decrease the trading price of the Signet Jewelers Limited Shares and could impair Signet Jewelers Limited’s ability to raise capital through future issues of Signet Jewelers Limited Shares. For example, due to the change in primary listing and domicile, certain shareholders may no longer be able to hold shares in Signet Jewelers Limited due to their investment mandates.

Dilution of Signet Jewelers Limited Shares

•

As there are no pre-emption rights for shareholders under the Signet Jewelers Limited Bye-laws or the laws of Bermuda (see under the heading “Pre-emptive Rights” in Part III of this document for further details), an increase in the number of common shares in the capital of Signet Jewelers Limited in the market through further issues by Signet Jewelers Limited could result in the voting power of Signet Jewelers Limited’s existing shareholders being diluted.

Rights as a Depositary Interest holder

•

Depositary Interest holders do not have the rights which Bermuda law and the Signet Jewelers Limited Bye-laws confer on legal holders of Signet Jewelers Limited Shares, such as voting rights. In respect of the Signet Jewelers Limited Shares underlying the Depositary Interests those rights vest in the DI Depositary Nominee as the legal holder of the relevant Signet Jewelers Limited Shares who will hold those shares as nominee for the DI Depositary which in turn will hold its interest in the Signet Jewelers Limited Shares on bare trust for the relevant holders. Consequently, if the Depositary Interest holders want to exercise any of those rights they must rely on the DI Depositary Nominee and the DI Depositary to either exercise those rights for their benefit or authorise them to exercise those rights for their own benefit. Pursuant to the deed poll pursuant to which the Depositary Interests are created, the DI

Depositary Nominee and the DI Depositary must pass on to and, so far as they are reasonably able, exercise on behalf of the relevant Depositary Interest holders all rights and entitlements which they receive or are entitled to in respect of the underlying Signet Jewelers Limited Shares and which are capable of being passed on or exercised. However, there can be no assurance that all such rights and entitlements will at all times be duly and timely passed on or exercised.

Limitations on the transferability of the Signet Jewelers Limited Shares

•

Under a general policy of the Bermuda Monetary Authority, the Signet Jewelers Limited Shares may be freely transferred under the Exchange Control Act 1972 of Bermuda and the related regulations following the proposed listing of the Signet Jewelers Limited Shares on the NYSE and the Official List (by way of secondary listing) taking effect and if the Bermuda Monetary Authority subsequently withdraws its consent to the free transferability of the Signet Jewelers Limited Shares, then the admission and trading of those Signet Jewelers Limited Shares on both the NYSE and the Official List and the LSE’s main market for listed securities may be suspended. Such suspension would remain in force until the Bermuda Monetary Authority reinstated its consent to the free transferability of the Signet Jewelers Limited Shares.

No Takeover Code protection

•

As Signet Jewelers Limited is incorporated in Bermuda, the Takeover Code will not apply to it and investors will not be able to benefit from its provisions. Further details of the protections afforded by the Takeover Code are set out under the heading “Takeovers of Public Companies” in Part III of this document on page 61.

Changes in tax treatment

•

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by Signet Jewelers Limited or by its shareholders in respect of its shares. It cannot be certain that Signet Jewelers Limited will not be subject to any Bermuda tax in the future. For further details please see paragraph 11.1 of Part II of this document on page 36.

•

The Organisation for Economic Cooperation and Development (the “OECD”) has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD’s report dated 18 April 2002, updated as of June 2004 and September 2006, Bermuda was not listed as a tax haven jurisdiction because it had previously signed a letter committing itself to eliminate harmful tax practices and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. The Directors are not able to predict what changes could arise from this commitment or whether such changes could subject Signet Jewelers Limited to additional taxes.

Secondary listing

•

The proposed secondary listing of Signet Jewelers Limited Shares on the Official List is subject to the UK Listing Authority approving the related prospectus and application (and accordingly, in the event that such approval is not forthcoming, the secondary listing of Signet Jewelers Limited Shares on the Official List may not take effect as intended). The Scheme is not conditional on an application to list the Signet Jewelers Limited Shares on the Official List (by way of secondary listing) having been made.

Consequences of a secondary listing

•

It is intended that an application will be made for the Signet Jewelers Limited Shares to be listed on the Official List (by way of secondary listing) pursuant to Chapter 14 of the Listing Rules. As a company with a secondary listing on the Official List, Signet Jewelers Limited is not required, and does not intend, to comply with the full provisions of the Listing Rules as set out more fully in “What is a secondary listing?” at question 29 of the “Questions and Answers about the Proposal” section of this document on page 17. It should be noted that, if the Signet Jewelers Limited Shares are listed on the NYSE as intended, obligations arising from applicable securities and corporate legislation in the United States, as well as applicable rules of the NYSE, will apply to Signet Jewelers Limited.

Proceedings against Signet Jewelers Limited

•

The board of directors of Signet Jewelers Limited comprises, and is likely to continue to comprise, a greater proportion of non-UK resident directors than the current Board. As a result, should the Proposal be effected it may be more difficult for investors to effect service of process on the Signet Jewelers Limited directors in the UK or to enforce in the UK judgments obtained in UK courts against Signet Jewelers Limited or those directors.

•

It is doubtful whether courts in Bermuda will enforce judgments obtained by investors in other jurisdictions, including the US and the UK, against Signet Jewelers Limited or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against Signet Jewelers Limited or its directors or officers under the securities laws of other jurisdictions.

More extensive US regulation of Signet Jewelers Limited

•

As of the date of this document, Signet qualifies as a “foreign private issuer” under the SEC’s rules. On 10 January 2008, Signet announced that the proportion of its voting securities held by US residents in mid-December 2007 was just below 50 per cent. If this percentage were to rise above 50 per cent the parent company of the Signet Group would no longer satisfy the definition of a “foreign private issuer” under the rules and regulations of the SEC and, on a measuring date specified by the SEC’s rules, it and its insiders would become subject to additional US reporting, disclosure and corporate governance requirements. This could arise if the Proposal is not effected but could be more likely after the primary listing of the parent company of the Signet Group is moved from the Official List to the NYSE.

Future business and operations of the Signet Group

•

The future business and operations of the Signet Group may be affected by risks and uncertainties which are unconnected with the Proposal. A summary of certain of those risks and uncertainties is included under the heading “Forward-looking statements” on page 5 of this document. More detailed information about these risks and uncertainties is set forth in filings and submissions made by Signet with the SEC, including, but not limited to, the Company’s annual report and accounts for the year ended 2 February 2008 which is available from Signet’s website at www.signetgroupplc.com, or can be viewed at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS from the date of this document until the Effective Date.

QUESTIONS AND ANSWERS ABOUT THE PROPOSAL

The following section is designed to assist your understanding of the Proposal. However, sole reliance should not be placed upon it for a full and proper understanding of the Proposal and you are advised to read the whole of this document.

Holders of Signet ADSs should also read paragraph 10 of Part II of this document (on pages 34 and 35), which contains more particular information about the Proposal as it affects holders of Signet ADSs.

1	What is the Proposal?

The Proposal is to:

1.1	move the primary listing of the parent company of the Signet Group from the Official List to the NYSE;

1.2	reorganise the Signet Group pursuant to a Court approved scheme of arrangement so that Signet becomes a wholly-owned subsidiary of Signet Jewelers Limited, a new company incorporated in Bermuda under the Bermuda Companies Act, and the current holders of Signet Shares and Signet ADSs become shareholders of Signet Jewelers Limited;

1.3	implement a one-for-twenty share capital consolidation (also known as a reverse stock split) in respect of the Signet Jewelers Limited Shares after the Scheme becomes effective; and

1.4	apply for a secondary listing of Signet Jewelers Limited Shares on the Official List.

The Proposal is described in further detail in paragraph 2 of Part II of this document.

2	What is the Scheme?

Signet is proposing to reorganise the Signet Group pursuant to a Court approved scheme of arrangement under Part 26 of the Companies Act so that Signet becomes a wholly and directly owned subsidiary of Signet Jewelers Limited and the existing Signet Shareholders become shareholders of Signet Jewelers Limited. Immediately following the Scheme becoming effective, former Signet Shareholders will hold 100 per cent of the Signet Jewelers Limited Shares in issue. The Scheme will be implemented by cancelling and extinguishing all of the Scheme Shares on the Effective Date, capitalising the reserve created by the cancellation and issuing New Signet Shares to Signet Jewelers Limited. In return for Signet Jewelers Limited’s receipt of New Signet Shares, Scheme Shareholders (including the ADS Depositary) will receive one Signet Jewelers Limited Share for each Signet Share previously held by them at the Scheme Record Time.

3	What is the Share Capital Consolidation?

As part of the Proposal, Signet Jewelers Limited intends to implement a share capital consolidation (also known as a reverse stock split) on a one-for-twenty basis, in respect of the Signet Jewelers Limited Shares issued under the Scheme. It is intended that the Share Capital Consolidation will be implemented immediately after the Scheme becomes effective. The combined effect of the Scheme and the Share Capital Consolidation (if effected in accordance with their respective terms) will be that Signet Shareholders (including the ADS Depositary) will receive one Signet Jewelers Limited Share for every twenty Signet Shares they hold at the Scheme Record Time (being 5.00 p.m. on the business day immediately prior to the date of the Effective Date). Following the Scheme becoming effective and the Share Capital Consolidation being implemented, Signet ADS holders will receive one Signet Jewelers Limited Share for every two Signet ADSs.

Subject to fractional interests, discussed in question 9 below, Signet Shareholders and holders of Signet ADSs will own the same relative proportion of Signet Jewelers Limited immediately following the Share Capital Consolidation as they did of Signet immediately prior to the Scheme becoming effective.

4	When will this all happen?

The Scheme will require the approval of Signet Shareholders at the Court Meeting and the Scheme GM, and the sanction of the Court. Both Shareholder Meetings are expected to be held on 19 August 2008 and the First Court Hearing is expected to be held on 8 September 2008. Notices of the Court Meeting and the Scheme GM are set out on pages 84 to 91 of this document.

Voting Record Time

Entitlement to attend and vote at the Shareholder Meetings and the number of votes which may be cast thereat will be determined by reference to the register of members of Signet at the Voting Record Time, being 6.00 p.m. on 17 August 2008, which is two days before the expected date of the Shareholder Meetings (or, in the event that the Shareholder Meetings are adjourned, by reference to the register of members of Signet at 6.00 p.m. on the day that is two days before the adjourned Shareholder Meetings).

Court Meeting

The Court Meeting has been convened for 11.30 a.m. on 19 August 2008 in accordance with the direction of the Court to enable Signet Shareholders to consider and, if thought fit, approve the Scheme.

Scheme general meeting

The Scheme GM has been convened for 11.45 a.m. on 19 August 2008 (or as soon thereafter as the Court Meeting shall have concluded or been adjourned) to enable Signet Shareholders to consider and, if thought fit, pass certain resolutions relating to the Proposal (including a special resolution which requires a vote of not less than 75 per cent of the votes cast).

Scheme Record Time

Entitlement to Signet Jewelers Limited Shares under the terms of the Scheme will be determined by reference to Signet’s register of members as at the Scheme Record Time.

Scheme Effective Date

The Scheme will become effective as soon as copies of the Court Orders are delivered to the Registrar for registration and, in the case of the Reduction Court Order, are registered by the Registrar. Subject to the necessary Court and Signet Shareholder approvals being obtained, this is expected to occur, and the Scheme is expected to become effective, on 11 September 2008.

Share Capital Consolidation

As part of the Proposal, Signet Jewelers Limited intends to implement, immediately after the Scheme becomes effective, the Share Capital Consolidation on a one-for-twenty basis in respect of the Signet Jewelers Limited Shares issued under the Scheme. The effect of this will be that Scheme Shareholders will ultimately receive one Signet Jewelers Limited Share for every twenty Signet Shares held at the Scheme Record Time and that Signet ADS holders will ultimately receive one Signet Jewelers Limited Share for every two Signet ADSs.

Listing

As part of the Proposal, Signet intends to apply to list the Signet Jewelers Limited Shares to be issued under the Scheme on the NYSE and the Official List (by way of a secondary listing). Such listings are expected to become effective and trading in Signet Jewelers Limited Shares on the NYSE and the London Stock Exchange’s main market for listed securities is expected to commence at 2.30 p.m. (9.30 a.m. New York time) and 8.00 a.m. respectively on 11 September 2008, the day on which the Scheme of Arrangement is expected to become effective.

The cancellation of the existing listing of Signet Shares on the Official List and their admission to trading on the London Stock Exchange’s main market for listed securities and the cancellation of the existing listing of the Signet ADSs on the NYSE are expected to take effect from 8.00 a.m. and 2.30 p.m. (9.30 a.m. New York time) respectively on 11 September 2008, with the Signet Jewelers Limited Shares underlying the Signet ADSs that were held in certificated form being distributed to the holders of those Signet ADSs upon surrender of their Signet ADSs.

The expected timetable of principal events to give effect to the Proposal is set out on page 3 of this document.

5	Why are you doing this?

The Board believes that the proposal to move to a US primary listing on the NYSE is in the best interests of Signet Shareholders. This is the natural next step in the evolution of the Company’s shareholder base which has seen a steady growth in US ownership since 2003, including a significant increase over the last 12 months with almost 50 per cent of Signet’s voting securities now being beneficially owned by US residents. The Proposal will align the place of listing with the business activities of the Signet Group, which are predominantly based in the US, and where the Board expects the majority of the Signet Group’s future growth to take place. Currently over 70 per cent of the Signet Group’s sales, operating profit and net assets is in the US. The Board considers there to be a potentially larger pool of investors in the US than in the UK who are more familiar with the Signet Group’s business model, have a better understanding of the underlying economic environment in the US and a lower exposure to foreign exchange movements impacting the value of their investment. In addition, the Board expects that the parent company of the Signet Group would benefit from its primary listing being amongst a more appropriate public company peer group.

Signet remains fully committed to enhancing its strong presence in the UK speciality jewellery market. As part of this ongoing investment, Signet Jewelers Limited intends to continue to encourage UK share ownership and investment with a secondary listing on the Official List, which it intends to establish concurrently with the commencement of trading of Signet Jewelers Limited Shares on the NYSE on 11 September 2008, subject to the Scheme of Arrangement becoming effective and the UK Listing Authority approving the related prospectus and application.

To be eligible for inclusion in US domestic stock indices the parent company of the Signet Group could not remain domiciled in England and Wales. It was therefore decided to move the parent company of the Signet Group’s domicile to Bermuda as it is a well established jurisdiction for companies traded on US stock exchanges and included in US domestic stock indices such as Standard & Poor’s. In addition, a change of domicile of the parent company of the Signet Group to Bermuda will minimise the impact on shareholders by allowing it to have legal, regulatory, capital and financial positions largely consistent with those of Signet today. Furthermore, a change of domicile of the parent company of the Signet Group to the US could have caused adverse US tax consequences—these adverse US tax consequences do not arise where the parent company of the Signet Group’s domicile is changed to Bermuda.

6	What will be the effect of the Proposal on Signet Shares?

If fully implemented, the Proposal will result in all the Signet Shares being replaced by Signet Jewelers Limited Shares, on the following basis:

one Signet Jewelers Limited Share for every twenty Signet Shares held at the Scheme Record Time.

You will not have to pay anything for the Signet Jewelers Limited Shares.

7	What are Signet ADSs?

Signet Shares are listed on the NYSE in the form of Signet American Depositary Shares to facilitate ownership by US investors. Each Signet ADS currently represents the right to receive ten Signet Shares.

8	What will be the effect of the Proposal on Signet ADSs?

If fully implemented, the Proposal will result in all Signet ADSs being replaced by Signet Jewelers Limited Shares on the following basis:

one Signet Jewelers Limited Share for every two Signet ADSs.

You will not have to pay anything for the Signet Jewelers Limited Shares.

9	Will I receive fractional interests in Signet Jewelers Limited Shares in connection with the Share Capital Consolidation?

You will not receive a fractional interest in Signet Jewelers Limited Shares in connection with the Share Capital Consolidation. To the extent that you would otherwise be entitled to a fractional interest in Signet Jewelers Limited Shares, such fractional interest will be aggregated with other fractional interests and sold in the market and a pro-rata proportion of the cash raised from such sale will be despatched to you. You will receive any such cash in respect of entitlements to fractional interests in pounds sterling.

10	Why is Court approval needed?

The Scheme, if approved, will be binding on all Scheme Shareholders, including any Scheme Shareholders who did not vote to approve the Scheme or who voted against the Scheme, when it becomes effective, thereby providing certainty and equality of treatment for Scheme Shareholders. The implementation of the Scheme must satisfy certain legal requirements for the protection of Signet Shareholders and creditors and therefore requires the approval of the Court.

11	What are “Scheme Shares”?

Scheme Shares are Signet Shares that are: (1) currently in issue or are issued before the Voting Record Time; or (2) issued after the Voting Record Time but before the Reduction Record Time either on terms that the original or any subsequent holders of such shares are to be bound by the Scheme, or in respect of which their holders are, or have agreed in writing to be, bound by the Scheme. Accordingly, any ordinary shares in Signet which you hold at the date of this document will be Scheme Shares. Only Scheme Shares will be cancelled pursuant to the Scheme.

12	What will actually happen to my Scheme Shares?

If the Proposal is fully implemented it will result in Signet Shareholders receiving one Signet Jewelers Limited Share for every twenty Signet Shares held at the Scheme Record Time and Signet ADS holders receiving one Signet Jewelers Limited Share for every two Signet ADSs.

The key steps are as follows:

•	all Scheme Shares will be cancelled;

•	Signet will issue New Signet Shares to the new holding company, Signet Jewelers Limited;

•	Signet Jewelers Limited will issue to the Scheme Shareholders one Signet Jewelers Limited Share for each Scheme Share held by them at the Scheme Record Time;

•	every twenty Signet Jewelers Limited Shares issued under the Scheme will be replaced with one Signet Jewelers Limited Share as a result of the Share Capital Consolidation; and

•	Signet ADS holders will receive one Signet Jewelers Limited Share for every two Signet ADSs.

13	When and how will I receive my new shares?

(i)	Holders of certificated Scheme Shares

Scheme Shareholders who hold their Scheme Shares in certificated form at the Scheme Record Time and wish to hold their Signet Jewelers Limited Shares in certificated form need take no action (other than voting at the Court Meeting and the Scheme GM). Definitive share certificates in respect of the Signet Jewelers Limited Shares are expected to be despatched within 10 business days after the Effective Date. In the case of joint Scheme Shareholders holding their Scheme Shares in certificated form, certificates will be despatched to the person whose name appears first in Signet’s register of members. Pending receipt of certificates, transfers will be certified against Signet Jewelers Limited’s register of members. As from the Effective Date, existing certificates representing holdings in certificated form of Signet Shares will cease to be valid for any purpose and Signet Shareholders who hold their Signet Shares in certificated form should, if so requested by Signet Jewelers Limited, send such certificates to Signet Jewelers Limited for cancellation.

Scheme Shareholders who hold their Signet Shares in certificated form and wish to hold their Signet Jewelers Limited Shares in uncertificated form will need to contact their broker to obtain a CREST Transfer Form. This should be completed and executed by such shareholders and returned to their broker as soon as possible and in any event in good time in order to allow the shares to be dematerialised in accordance with Euroclear UK’s procedures. In any case, dematerialisation must be completed before the Scheme Record Time.

Scheme Shareholders who hold their Signet Shares in certificated form and wish to hold their Signet Jewelers Limited Shares in uncertificated form, but do not have a broker, will need to contact a bank or broker or other nominated CREST member or will need to become CREST members themselves.

(ii)	Holders of uncertificated Scheme Shares

Signet Jewelers Limited Shares (being issued by a non-UK company) will not themselves be admitted to CREST and hence will not be able to be held and traded directly in uncertificated form. However, any Scheme Shareholders who currently hold their Scheme Shares in uncertificated form and who wish to hold and transfer interests in their Signet Jewelers Limited Shares within CREST will be able to do so pursuant to the Depositary Interest arrangements to be established by Signet Jewelers Limited. For further details of these arrangements, please see paragraph 8.4 of Part II of this document. The Depositary Interests will be created and issued pursuant to a deed poll executed by the DI Depositary under English law. These Depositary Interests may be held and transferred within the CREST system. In relation to such Depositary Interests, although Signet Jewelers Limited’s register of members will show the DI Depositary Nominee as the legal holder of the relevant Signet Jewelers Limited Shares, the beneficial interest in such shares will remain with the holder of the Depositary Interests representing the underlying shares, who will receive all the rights attaching to the Signet Jewelers Limited Shares as that holder would have, if such holder of Depositary Interests had been on the Signet Jewelers Limited register of members himself. If you hold your Signet Shares in uncertificated form as at the Scheme Record Time, your CREST account will automatically be credited with equivalent Depositary Interests on or about the Effective Date. If you wish to withdraw your underlying Signet Jewelers Limited Shares from the Depositary Interests arrangements, see paragraph 8.4 of Part II of this document.

(iii)	Holders of Signet ADSs

On the Effective Date (which is expected to be 11 September 2008), the Signet ADSs will represent the right to receive the appropriate number of Signet Jewelers Limited Shares on the basis of one Signet Jewelers Limited Share for every two Signet ADSs.

Upon surrender of certificated Signet ADSs, the Exchange Agent will transfer to the former Signet ADS holder one Signet Jewelers Limited Share for every two Signet ADSs cancelled. In respect of holders of Signet ADSs who hold certificates representing Signet ADSs, as soon as reasonably practicable and in any event within ten business days after the Effective Date, the Exchange Agent will mail to each such holder a letter of transmittal which such Signet ADS holder must properly complete and deliver to the Exchange Agent along with the relevant holder’s certificate representing the Signet ADSs and instructions for effecting surrender of the Signet ADSs.

In respect of holders of Signet ADSs who hold Signet ADSs in book entry form, the Signet Jewelers Limited Shares will be credited to them in book entry form either: (i) under the direct registration system in the United States; or (ii) credited to their DTC account held by their broker or custodian.

14	Do I need to vote?

Your vote is important. In particular, the Court needs to be satisfied that there is a fair representation of the opinion of Signet Shareholders at the Court Meeting.

Signet Shareholders are therefore urged to complete, sign and return BOTH of the enclosed forms of proxy as soon as possible. This will not preclude Signet Shareholders from attending the Shareholder Meetings in person. The BLUE form of proxy is for the Court Meeting and the WHITE form of proxy is for the Scheme GM.

Signet ADS holders are also urged to complete, sign and return their ADS Voting Instruction Cards before 3.00 p.m. (New York time) on 13 August 2008.

15	Who is entitled to vote?

Only Signet Shareholders entered in the register of members of Signet at the Voting Record Time will be entitled to attend and vote at the Shareholder Meetings.

If you are not the registered holder of your Signet Shares, the registered holder may be entitled to vote your Signet Shares if you provide that holder with instructions on how to vote. If your broker is the registered holder of your Signet Shares, you should instruct your broker to vote your Signet Shares following the directions provided to you by your broker.

If your broker has not received instructions from you and does not vote your Signet Shares, your shares will not be counted towards the number of shares considered present at the Shareholder Meetings and will not have an effect on the outcome of the vote.

Signet ADS holders should refer to questions 19 and 20 below and to paragraph 10 of Part II of this document for details of how they can have the votes attaching to the underlying Signet Shares which their Signet ADSs represent cast or vote in person at the Shareholder Meetings.

16	Why are there two Shareholder Meetings?

There are two Shareholder Meetings, being the Court Meeting and a subsequent Scheme GM, which are being called for different purposes and which will be held on the same day. The Court Meeting is a statutory requirement of the Scheme and is convened by the Court solely to approve the Scheme itself. The Scheme GM is a general meeting of the Company convened by the Company in order to pass certain resolutions including a special resolution which is necessary to implement the Proposal (including the Scheme). Before the Court’s approval can be sought to sanction the Scheme, the Scheme will require approval by Scheme Shareholders at the Court Meeting and the passing of the proposed special resolution by Signet Shareholders at the Scheme GM.

The Shareholder Meetings are to be held at Café Royal, 68 Regent Street, London W1B 5EL from 11.30 a.m. on 19 August 2008. The formal notices in respect of the Shareholder Meetings are set out on pages 84 to 91 of this document. Signet Shareholders who are unable or would prefer not to attend the Shareholder Meetings are encouraged to vote by completing and returning the enclosed forms of proxy in accordance with the instructions printed thereon.

17	How do I vote if my Signet Shares are registered in my name?

If you are a Signet Shareholder, forms of proxy for your use in connection with the Shareholder Meetings are enclosed with this document. Whether or not you propose to attend the Shareholder Meetings, you should complete and sign the attached forms of proxy in accordance with the instructions on them. Completed forms of proxy should be returned to Signet’s registrar, Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

Signet Shareholders are requested to lodge BLUE forms of proxy, for use in connection with the Court Meeting, at least 48 hours before the time appointed for the Court Meeting (on the basis of the expected timetable, this will be by no later than 11.30 a.m. on 17 August 2008). BLUE forms of proxy not lodged (i.e. received by Capita Registrars) by such time may be handed to the chairman of the Court Meeting immediately prior to the start of the Court Meeting.

WHITE forms of proxy, for use in connection with the Scheme GM, must be lodged (i.e. received by Capita Registrars) at least 48 hours before the time appointed for the Scheme GM (on the basis of the expected timetable, this will be by no later than 11.45 a.m. on 17 August 2008). WHITE forms of proxy not lodged by such time will be invalid.

18	If my broker is the registered holder of my Signet Shares, will my broker vote my shares for me?

If you are not the registered holder of your Signet Shares, the registered holder may be entitled to vote your Signet Shares if you provide that holder with instructions on how to vote. You should instruct your broker to vote your Signet Shares, following the directions provided to you by your broker.

If your broker has not received instructions from you and does not vote your Signet Shares, your shares will not be counted towards the number of shares considered present at the Shareholder Meetings and will not have an effect on the outcome of the vote.

19	How do I vote if my Signet ADSs are registered in my name?

If you are a Signet ADS holder (and were on the ADS Record Date), you should use your ADS Voting Instruction Card to direct the manner in which the ADS Depositary should vote your underlying Signet Shares at the Shareholder Meetings. Completed ADS Voting Instruction Cards should be returned to Deutsche Bank Trust Company Americas, as ADS Depositary, in the return envelope provided as soon as possible and in any event so as to be received not later than 3.00 p.m. (New York time) on 13 August 2008. You may vote in person at the Court Meeting and/or the Scheme GM if you become the registered holder of the Signet Shares underlying your Signet ADSs by arranging for the surrender of your Signet ADSs in accordance with the terms and conditions of the Deposit Agreement, as discussed in paragraph 10 of Part II of this document.

20	If my broker is the record holder of my Signet ADSs will my broker vote the underlying shares for me?

If you hold Signet ADSs through a bank, broker or financial institution in the United States, you must rely on the procedures of the bank, broker or financial institution through which you hold your Signet ADSs.

21	What should I do with my Signet Share or Signet ADS certificate?

On the Effective Date (which is expected to be 11 September 2008), Signet Share certificates will cease to be valid and Signet Shareholders who hold their Signet Shares in certificated form should, if requested to do so by Signet Jewelers Limited, send such certificates to Signet Jewelers Limited for cancellation.

In addition, on the Effective Date, the Signet ADSs will represent the right to receive the appropriate number of Signet Jewelers Limited Shares on the basis of one Signet Jewelers Limited Share for every two Signet ADSs. Upon surrender of certificated Signet ADSs, the Exchange Agent will transfer to the former Signet ADS holder one Signet Jewelers Limited Share for every two Signet ADSs surrendered.

22	What if I am resident outside of the United Kingdom or the United States?

If you are resident outside the United Kingdom or the United States, or a national or citizen of jurisdictions outside the United Kingdom or the United States, you should read paragraph 12 of Part II of this document.

23	Are there any taxation consequences of the Proposal?

(a)	Disposal of Signet Shares

Any UK resident or ordinarily resident Signet Shareholder will be treated as not having made a disposal of their Signet Shares for the purposes of UK taxation of chargeable gains as a result of the Scheme being implemented. Non-UK resident Signet Shareholders will generally not be subject to UK taxation of chargeable gains in respect of their holdings of Signet Shares or Signet ADSs.

US holders of Signet Shares and/or Signet ADSs who will own five per cent or more of the Signet Jewelers Limited Shares immediately after the Scheme becomes effective, are subject to special US federal income tax rules under which they would generally be required to enter into a “gain recognition agreement” with the IRS to avoid current taxation upon receipt of Signet Jewelers Limited Shares under the Scheme and may be required to recognise taxable gain for US federal income tax purposes in respect of the Scheme in certain circumstances.

Other US holders of Signet Shares and/or Signet ADSs generally should not recognise any taxable gain or loss for US federal income tax purposes upon receipt of Signet Jewelers Limited Shares under the Proposal.

(b)	Dividend treatment

UK resident individual shareholders are currently entitled to a non-payable tax credit on dividends that they receive from Signet. Such shareholders will also generally be entitled to a non-payable tax credit on dividends that they receive from Signet Jewelers Limited with effect from the current tax year (2008/2009). UK resident corporate shareholders (and shareholders who are taxed in the same manner as a UK corporate taxpayer) are in general currently exempt from tax on dividends that they receive from Signet. Such shareholders will generally be taxed on dividends that they receive from Signet Jewelers Limited. However, Signet understands that the UK government is currently considering the tax treatment of portfolio dividends received by UK tax resident companies with a view to achieving parity of treatment between UK and foreign portfolio dividends.

Distributions made with respect to Signet Jewelers Limited Shares will generally be includable in the income of a US holder as ordinary dividend income, to the extent paid out of current or accumulated earnings and profits of Signet Jewelers Limited as determined in accordance with US federal income tax principles. Subject to applicable limitations, including a requirement that the Signet Jewelers Limited Shares be listed for trading on the NYSE, the NASDAQ Stock Market, or another qualifying US exchange, dividends with respect to Signet Jewelers Limited Shares so listed that are paid to non-corporate US holders in taxable years beginning before 1 January 2011 will generally be taxable at a maximum tax rate of 15 per cent.

Please refer to paragraph 11 of Part II of this document for a more detailed description of the tax consequences for UK and US resident Signet Shareholders and Signet ADS holders. For all other jurisdictions, or if you are in any doubt about your taxation position, you should consult your professional adviser.

24	What if I participate in the Signet Share Plans?

Briefly, participants will have the opportunity to agree the replacement of existing options and awards over Signet Shares with options of equivalent value over Signet Jewelers Limited Shares. Options granted before 2003 will be capable of exercise but in view of the current share price it is expected most participants will take advantage of the opportunity to apply for the replacement options. You should read paragraphs 13 and 14 of Part II of this document for further information in relation to the Signet Share Plans and the new share plans to be established.

The Directors have the power to adjust options under the Signet Share Plans as a result of the Share Capital Consolidation and will exercise this power if they consider it appropriate to do so.

25	What if I hold my shares in an ISA?

If you hold your Signet Shares in an ISA on such terms that you obtain ISA-related tax reliefs, then you should (subject to the Signet Jewelers Limited Shares being listed on the Official List or the NYSE and to the terms and conditions of your ISA, in particular having regard to any restrictions on holding shares issued by non-UK companies) be able to hold the Signet Jewelers Limited Shares in an ISA, provided they are held on the same basis as those Signet Shares you currently hold in your ISA.

If you hold your Signet Shares in an ISA you should contact your plan manager who will be able to advise you of their procedure for voting at the Court Meeting and at the Scheme GM.

Please refer to paragraph 11 of Part II of this document for a more detailed description of the tax consequences of the Scheme in respect of any Signet Shares held in an ISA.

26	What will Signet Jewelers Limited’s dividend policy be?

Following implementation of the Proposal, Signet Jewelers Limited intends to adopt a dividend policy that will continue to take into account the needs of the business including its store development programme, the significant competitive advantages of a strong balance sheet, as well as the wider economic environment. The board of Signet Jewelers Limited will also take account of the payout ratio of US listed speciality retailers, which are typically lower than in the UK. The board of Signet Jewelers Limited may also consider the repurchase of shares from time to time.

Signet currently intends to declare an interim dividend of 0.96 cents per share when it announces its 6 months results to 31 July 2008 on 3 September 2008. It is intended that this interim dividend distribution by Signet will be passed on to shareholders by Signet Jewelers Limited in November 2008. A final dividend will be considered by Signet Jewelers Limited at the time of the full year results for 2008/09 in March 2009. In subsequent years the board of Signet Jewelers Limited intends to declare quarterly dividends.

27	Will I be paid a dividend by Signet Jewelers Limited in pounds sterling or US dollars?

Unless you request otherwise, you will continue to receive any dividends paid by Signet Jewelers Limited in the same currency as you currently receive dividends paid by Signet. More particularly, all mandates in force at the Effective Date relating to instructions given by Signet Shareholders as to the payment of dividends will, unless revoked, be deemed as from the Effective Date to relate to the corresponding Signet Jewelers Limited Shares. To the extent that Signet Jewelers Limited Shareholders do not have any such mandate in force at the Effective Date (and have not subsequently provided Signet Jewelers Limited with instructions on the payment of dividends), if dividends are declared by Signet Jewelers Limited:

•

Signet Jewelers Limited Shareholders with an address in the United Kingdom on the register of members of Signet Jewelers Limited on the date the dividend is declared will, unless they elect otherwise, automatically receive their dividend in pounds sterling; and

•

Signet Jewelers Limited Shareholders with an address outside the United Kingdom on the register of members of Signet Jewelers Limited on the date the dividend is declared will, unless they elect otherwise, automatically receive their dividend in US dollars.

Signet Jewelers Limited Shareholders who wish to change the currency in which they currently receive dividends should contact the Company’s registrar, Capita Registrars.

28	Will I be able to trade my Signet Shares or Signet ADSs during the time between the date of this document and the Effective Date of the Scheme?

Yes, you will be able to trade your Signet Shares or Signet ADSs during the time between the date of this document and the close of business on the day before the Effective Date. The last date for dealings in Signet Shares and Signet ADSs is therefore expected to be 10 September 2008.

Certificated Holders of Signet Shares should note, however, that, if they intend to trade their Signet Shares between the date of this document and the Effective Date, they must ensure that the relevant trade has completed (i.e. settled) by no later than the Scheme Record Time, which is expected to be 5.00 p.m. on 10 September 2008. If any trades in certificated Signet Shares have not settled by this time, the relevant Signet Shareholder will be required to make arrangements with his financial adviser and/or broker to ensure that the trade is satisfied by the transfer of Signet Jewelers Limited Shares. Capita Registrars have indicated that in order to ensure that trades are completed by this time they must have received the documents necessary to effect the transfer by no later than 12.00 p.m. on the day of the Scheme Record Time.

If Certificated Holders of Signet Shares are in any doubt as to what action they should take, they should seek advice from their financial adviser and/or broker.

As noted above, Signet is applying to list the Signet Jewelers Limited Shares to be issued under the Scheme on the NYSE, and it is expected that you will be able to trade your Signet Jewelers Limited Shares on the NYSE from 11 September 2008 onwards. Signet also intends to apply to list the Signet Jewelers Limited Shares on the Official List (by way of a secondary listing) and for admission to trading of the Signet Jewelers Limited Shares on the London Stock Exchange’s main market for listed securities and it is expected that you will be able to trade your Signet Jewelers Limited Shares on the London Stock Exchange from 11 September 2008 onwards.

The Effective Date is expected to be on or about 11 September 2008.

29	What is a secondary listing?

A secondary listing is an application for shares to be admitted to the Official List which is made pursuant to Chapter 14 of the Listing Rules. It is not a condition of a secondary listing that an issuer has a listing in another jurisdiction. A company whose shares are listed on the Official List by way of a secondary listing has fewer obligations under the Listing Rules than a company with a primary listing. If Signet Jewelers Limited is listed on the Official List (by way of secondary listing) as is intended, it will not be required to, and does not intend to, comply with the provisions of:

•	Chapter 6 of the Listing Rules relating to additional requirements for listings of equity securities;

•	Chapter 7 of the Listing Rules relating to the Listing Principles;

•	Chapter 8 of the Listing Rules regarding the appointment of a listing sponsor to guide a company in understanding and meeting its responsibilities under the Listing Rules;

•	Chapter 9 of the Listing Rules relating to the continuing obligations of a company after admission (and including the requirements of the Model Code);

•	Chapter 10 of the Listing Rules relating to significant transactions;

•	Chapter 11 of the Listing Rules regarding related party transactions;

•	Chapter 12 of the Listing Rules regarding purchases by a company of its own shares; and

•	Chapter 13 of the Listing Rules regarding the form and content of circulars to be sent to shareholders.

The Company believes that its shareholders should be aware that the FSA is currently undertaking a review of, and has published a discussion paper setting out possible changes to, the current UK listing regime. Whilst the review is wide-ranging, in relation to secondary listings, if certain of the options set out for consideration in the discussion paper were implemented they could result in: (1) shares that are listed by way of secondary listing being removed from the Official List (such shares would continue to trade on the LSE and would be subject to “directive-minimum” requirements which are broadly similar to the Listing Rules currently applicable to a secondary listing); or (2) the current structure being retained but a secondary listing being re-labelled as a “Tier 2 Listing”. In either of these cases the FSA would continue to have regulatory oversight as the securities would still be admitted to trading on a regulated market. The FSA has also requested comments on whether there should be increased corporate governance control in relation to overseas issuers including restrictions on shares being issued on a non-pre-emptive basis. A feedback statement from the FSA is expected to be published during the third quarter of 2008 (but no date has been set as to when any possible changes may be adopted).

The above represents the Company’s views and interpretation of the FSA discussion paper in so far as it may affect secondary listings and the Company has not been required by the FSA to make any reference to this review in this document. The full discussion paper is available at the FSA’s website at www.fsa.gov.uk/pubs/discussion/dp08_01.pdf.

Signet Jewelers Limited, as a non-UK company, will not be required to comply with the Combined Code, but the board of directors of Signet Jewelers Limited will continue to have due regard for the principles of the Combined Code.

For further information on the material differences between the rights of a Signet Jewelers Limited Shareholder and a Signet Shareholder arising from the differences between the corporate laws of Bermuda and those of England and Wales, the governing instruments of the two companies, and the securities laws and regulations governing Signet and, upon completion of the Scheme, governing Signet Jewelers Limited, please see Part III of this document from page 48.

It should be noted that, if the Signet Jewelers Limited Shares are listed on the NYSE as intended, obligations arising from applicable securities and corporate legislation in the United States, as well as applicable rules of the NYSE, will apply to Signet Jewelers Limited.

30	Will US regulation of Signet Jewelers Limited be the same as for Signet?

As of the date of this document, Signet qualifies as a “foreign private issuer” under the SEC’s rules. On 10 January 2008, Signet announced that the proportion of its voting securities held by US residents in mid-December 2007 was just below 50 per cent. If this percentage were to rise above 50 per cent, which could be more likely after the parent company of the Signet Group’s primary listing is moved from the Official List to the NYSE (but could also arise if the Proposal is not effected), the parent company of the Signet Group would no longer satisfy the definition of a “foreign private issuer” under the rules and regulations of the SEC and, on a measuring date specified by the SEC’s rules, it and its insiders would become subject to additional US reporting, disclosure and corporate governance requirements, including but not limited to:

•	quarterly and annual reporting on US forms;

•	proxy rules and disclosure;

•	current reporting on Form 8-K;

•	financial statements prepared in accordance with US GAAP;

•	insider reporting and short swing profit recovery rules;

•	board independence and other NYSE listing requirements; and

•	Regulation FD prohibition on selective disclosure of material, non-public information.

31	Who will the directors of Signet Jewelers Limited be?

The directors of Signet Jewelers Limited as at 20 July 2008 (being the last practicable date prior to the publication of this document) are Sir Malcolm Williamson, Russell Walls, Walker Boyd, Terry Burman, Dale Hilpert, Robert Blanchard and Mark Light. See the Chairman’s letter in Part I of this document for a further explanation of the composition of the board of Signet Jewelers Limited.

32	Will I still be entitled to a Signet Shareholder discount card?

The Signet Shareholder discount card scheme will continue to be made available after the implementation of the Proposal to shareholders on the UK register of members of Signet Jewelers Limited.

Signet Shareholders who hold less than 20 Signet Shares as at the Scheme Record Time will not receive any Signet Jewelers Limited Shares following the Share Capital Consolidation and will receive cash in respect of their fractional entitlements. However, such shareholders will continue to be entitled to retain and use a Signet Shareholder discount card for a period of up to two years following the Effective Date, subject to the terms of the discount card scheme.

33	What if I still have questions?

Please call one of the helplines shown below. The helplines will not provide advice on the merits of the Proposal or give any financial, legal or taxation advice. For financial or taxation advice, you will need to consult an independent financial adviser.

FOR FURTHER INFORMATION

Helplines are available during normal business hours, Monday to Friday.

Helpline operators cannot provide financial, taxation or legal advice or advice on the merits of the Proposal.

For Signet Shareholders:

For callers dialling from within the UK, the helpline number is 0871 664 0440. For callers dialling outside the UK, the helpline number is +44 20 8639 3443. Calls to the Capita Registrars’ 0871 664 0440 number are charged at 10 pence per minute (including VAT) plus any of your service provider’s network extras. Calls to the Capita Registrars’ +44 20 8639 3443 number from outside the UK are charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored randomly for security and training purposes.

For Signet ADS Holders:

For callers dialling from within the US, the toll free helpline number is (866) 249-2593. For callers dialling from outside the US, the toll collect helpline number is +1 (718) 921-8137.

PART I

LETTER FROM THE CHAIRMAN OF SIGNET

Registered Office

15 Golden Square

London

W1F 9JG

24 July 2008

Dear Signet Shareholders and Signet ADS holders

Introduction

The Board believes that the proposal to move to a US primary listing on the NYSE is in the best interests of Signet Shareholders. This is the natural next step in the evolution of the Company’s shareholder base which has seen a steady growth in US ownership since 2003, including a significant increase over the last 12 months, with almost 50 per cent of Signet’s voting securities now being beneficially owned by US residents. The Proposal will align the place of listing with the business activities of the Signet Group, which are predominantly based in the US, and where the Board expects the majority of the Signet Group’s future growth to take place. Currently over 70 per cent of the Signet Group’s sales, operating profit and net assets is in the US. The Board considers there to be a potentially larger pool of investors in the US than in the UK who are more familiar with the Signet Group’s business model, have a better understanding of the underlying economic environment in the US and a lower exposure to foreign exchange movements impacting the value of their investment. In addition, the Board expects that the parent company of the Signet Group would benefit from its primary listing being amongst a more appropriate public company peer group.

Signet remains fully committed to enhancing its strong presence in the UK speciality jewellery market. As part of this ongoing investment, Signet Jewelers Limited intends to continue to encourage UK share ownership and investment with a secondary listing on the Official List, which it intends to establish concurrently with the commencement of trading of Signet Jewelers Limited Shares on the NYSE on 11 September 2008, subject to the Scheme of Arrangement becoming effective and the UK Listing Authority approving the related prospectus and application.

To be eligible for inclusion in US domestic stock indices the parent company of the Signet Group could not remain domiciled in England and Wales. It was therefore decided to move the parent company of the Signet Group’s domicile to Bermuda as it is a well established jurisdiction for companies traded on US stock exchanges and included in US domestic stock indices such as Standard & Poor’s. In addition, a change of domicile of the parent company of the Signet Group to Bermuda will minimise the impact on shareholders by allowing it to have legal, regulatory, capital and financial positions largely consistent with those of Signet today. Furthermore, a change of domicile of the parent company of the Signet Group to the US could have caused adverse US tax consequences—these adverse US tax consequences do not arise where the parent company of the Signet Group’s domicile is changed to Bermuda.

The Proposal

On 10 July 2008, following a review of the most appropriate primary stock listing and domicile, the Board announced that it had unanimously approved a series of inter-related proposals, namely:

•	to move the primary listing of the parent company of the Signet Group from the Official List to the NYSE;

•

to reorganise the Signet Group pursuant to a Court approved scheme of arrangement so that Signet becomes a wholly-owned subsidiary of Signet Jewelers Limited, a new company incorporated in Bermuda, and former Signet Shareholders and Signet ADS holders become shareholders of Signet Jewelers Limited;

•	to implement a one-for-twenty share capital consolidation (also known as a reverse stock split) after the Scheme of Arrangement becomes effective; and

•	to apply for a secondary listing on the Official List.

The Scheme is conditional upon those matters set out in Part IV of this document, including the approval of Signet Shareholders at the Court Meeting and the passing of a special resolution at the Scheme GM. The proposed move of primary listing, the proposed Share Capital Consolidation and the proposed secondary listing of Signet Jewelers Limited Shares on the Official List are each subject to the Scheme becoming effective in accordance with its terms, but do not otherwise require further approval from Signet Shareholders. The proposed secondary listing of Signet Jewelers Limited Shares on the Official List is also subject to the UK Listing Authority approving the related prospectus and application and accordingly, in the event that such approval is not forthcoming, the secondary listing of Signet Jewelers Limited Shares on the Official List may not take effect as intended.

If fully implemented, the Proposal will result in all Signet Shares being replaced by Signet Jewelers Limited Shares, on the following basis:

one Signet Jewelers Limited Share for every twenty Signet Shares held at the Scheme Record Time.

Signet Shares held by the ADS Depositary will be subject to the Scheme of Arrangement and the Share Capital Consolidation on the same terms as all other Signet Shares. Accordingly, if fully implemented, the Proposal will also result in all Signet ADSs being replaced by Signet Jewelers Limited Shares on the following basis:

one Signet Jewelers Limited Share for every two Signet ADSs.

You will not have to pay anything for the Signet Jewelers Limited Shares.

The actions set forth above are being proposed following a period of extensive consultation with major shareholders. The Board believes that the Proposal, including the Scheme and the Share Capital Consolidation, is in the best interests of Signet, Signet Shareholders and Signet ADS holders taken as a whole for the reasons set forth below:

•

the Proposal will align the place of listing with the business activities of the Signet Group which are predominantly based in the US and where the Board expects the majority of the Signet Group’s future growth to take place. Currently over 70 per cent of the Signet Group’s sales, operating profit and net assets is located in the US;

•

a US primary listing is the natural next step in the evolution of the Company’s shareholder base which has seen a steady growth in US ownership since 2003, including a significant increase over the last 12 months, with almost 50 per cent of Signet’s voting securities being beneficially owned by US residents;

•

the Board considers there to be a potentially larger pool of investors in the US than in the UK who are more familiar with the Signet Group’s business model, have a better understanding of the underlying economic environment in the US and a lower exposure to foreign exchange movements impacting the value of their investment;

•	the Board expects that the parent company of the Signet Group would benefit from its primary listing being amongst a more appropriate public company peer group;

•

to be eligible for inclusion in US domestic stock indices the parent company of the Signet Group could not remain domiciled in England and Wales. It was therefore decided to move the parent company of the Signet Group’s domicile to Bermuda as it is a well established jurisdiction for companies traded on US stock exchanges and included in US domestic stock indices. In addition, a change of domicile of the parent company of the Signet Group to Bermuda will minimise the impact on shareholders by allowing it to have legal, regulatory, capital and financial positions largely consistent with those of Signet today. Furthermore, a change of domicile of the parent company of the Signet Group to the US could have caused adverse US tax consequences—these adverse US tax consequences do not arise where the parent company of the Signet Group’s domicile is changed to Bermuda;

•

the Share Capital Consolidation should cause the shares of Signet Jewelers Limited to trade initially on the NYSE at a price more readily comparable to its peers. Whilst the Share Capital Consolidation will reduce the number of issued shares of Signet Jewelers Limited, shareholders will still own the same proportion of Signet Jewelers Limited immediately after the Scheme of Arrangement becomes effective as they did of Signet immediately before the Scheme of Arrangement became effective, subject to fractional interests, if any; and

•

a secondary listing on the Official List will allow UK shareholders and employees to continue trading in Signet Jewelers Limited Shares more easily than if Signet Jewelers Limited was only listed on the NYSE.

The proposals set forth above are described in more detail in the various parts of this document. You are strongly urged to read this document in its entirety in order to gain a better understanding of the proposals set forth herein and not to rely solely upon the information set forth in this letter.

The board of directors of Signet Jewelers Limited

The proposal to move to a US primary listing on the NYSE and to maintain a secondary listing on the Official List, reflects the natural next step in the evolution of the Company’s shareholder base and reflects the movement that has occurred in the business activities of the Signet Group. These business activities are now predominantly based in the US, where the Board expects the majority of the Signet Group’s future growth to take place. The Board expects that the parent company of the Signet Group would benefit from its primary listing being amongst a more appropriate public company peer group.

It is considered that the composition of Signet Jewelers Limited’s board should reflect this realignment from a UK to a US primary listed company. Consequently, it is proposed that the majority of the Signet Jewelers Limited board should be resident in the US, as such directors will be more familiar with the place of primary listing, with the US business activities and have a better understanding of the underlying economic environment in the US. Such a board will also be more in keeping with Signet Jewelers Limited’s status as a US primary listed company.

The UK market and shareholder base will remain a vital part of the Signet Group’s future and consequently it is important that certain UK resident members of the existing Board of Signet, who are familiar with the Signet Group’s UK business, UK shareholder base and underlying UK economic environment, are asked to serve on the new board of Signet Jewelers Limited. In addition, the Board is mindful that as Signet Jewelers Limited is a Bermuda resident company it should not be UK managed and controlled. In keeping with these principles and objectives, the initial board of Signet Jewelers Limited will comprise Sir Malcolm Williamson, Terry Burman, Walker Boyd, Russell Walls, Dale Hilpert, Robert Blanchard and Mark Light.

It is the intention that further directors will be added when identified, particularly those with experience of the US market and that additional UK directors may also be added.

Admission and listing

The Signet Jewelers Limited Shares are intended to be listed on the NYSE. The listing of the Signet Jewelers Limited Shares on the NYSE is expected to become effective on the Effective Date and dealings in Signet Jewelers Limited Shares on the NYSE are expected to commence at 2.30 p.m. (9.30 a.m. New York time) on 11 September 2008, being the expected Effective Date. The current listing of Signet ADSs on the NYSE is intended to be cancelled simultaneously with the commencement of dealings of the Signet Jewelers Limited Shares on the NYSE.

The Signet Jewelers Limited Shares are also intended to be listed on the Official List (by way of a secondary listing) and admitted to trading on the London Stock Exchange’s main market for listed securities with effect from 8.00 a.m. on 11 September 2008, being the expected Effective Date. Subject to UK Listing Authority approval, a prospectus will be published and an application made in due course. The Company intends to make an application for the cancellation of the listing of Signet Shares on the Official List and their admission to trading on the London Stock Exchange’s main market for listed securities and it is expected that this cancellation will take effect simultaneously with the listing of the Signet Jewelers Limited Shares on the Official List.

Dividends

Following implementation of the Proposal, Signet Jewelers Limited intends to adopt a dividend policy that will continue to take into account the needs of the business including its store development programme, the significant competitive advantages of a strong balance sheet, as well as the wider economic environment. The board of Signet Jewelers Limited will also take account of the payout ratio of US listed speciality retailers, which are typically lower than in the UK. The board of Signet Jewelers Limited may also consider the repurchase of shares from time to time.

Signet currently intends to declare an interim dividend of 0.96 cents per share when it announces its 6 months results to 31 July 2008 on 3 September 2008. It is intended that this interim dividend distribution by Signet will be passed on to shareholders by Signet Jewelers Limited in November 2008. A final dividend will be considered by Signet Jewelers Limited at the time of the full year results for 2008/09 in March 2009. In subsequent years the board of Signet Jewelers Limited intends to declare quarterly dividends.

For more details on dividends please refer to paragraph 9 of Part II of this document.

The Signet Share Plans and the Signet Jewelers Limited Share Plans

Participants in the Signet Share Plans will have the opportunity to agree the replacement of existing options and awards over Signet Shares with options of equivalent value over Signet Jewelers Limited Shares. Options granted before 2003 will be capable of exercise but in view of the current share price it is expected most participants will take advantage of the opportunity to apply for the replacement options. You should read paragraphs 13 and 14 of Part II of this document for further information in relation to the Signet Share Plans and the new share plans to be established.

Taxation

Please refer to paragraph 11 of Part II of this document for a detailed description of the tax consequences for UK and US resident Signet Shareholders and Signet ADS holders. For all other jurisdictions, or if you are in any doubt about your taxation position, you should consult your professional adviser.

Overseas Shareholders

If you are resident outside the United Kingdom or the United States, or a national or citizen of jurisdictions outside the United Kingdom or the United States, you should read paragraph 12 of Part II of this document.

CREST and Depositary Interests

For further details of these arrangements, in particular if you intend to hold your Signet Jewelers Limited Shares in uncertificated form, please see paragraph 8 of Part II of this document.

Secondary listing on the Official List

A company whose shares are listed on the Official List by way of a secondary listing has fewer obligations under the Listing Rules than a company with a primary listing. If Signet Jewelers Limited is listed on the Official List (by way of secondary listing) as is intended, it will not be required to, and does not intend to, comply with the provisions of Chapters 6 – 13 of the Listing Rules. However, the disclosure requirements under the Disclosure and Transparency Rules will continue to apply to Signet Jewelers Limited and holders of Signet Jewelers Limited Shares (although the relevant disclosure thresholds will differ from those currently applicable to Signet and Signet Shareholders as is described in further detail in the “Disclosure of Interests” section of Part III of this document on pages 62 to 64).

Signet Jewelers Limited, as a non-UK company, will not be required to comply with the Combined Code. However, the board of directors of Signet Jewelers Limited will continue to have due regard for the principles of the Combined Code.

It should be noted that, if the Signet Jewelers Limited Shares are listed on the NYSE as intended, obligations arising from applicable securities and corporate legislation in the United States, as well as applicable rules of the NYSE, will apply to Signet Jewelers Limited.

For further information on the material differences between the rights of a Signet Jewelers Limited Shareholder and a Signet Shareholder arising from the differences between the corporate laws of Bermuda and those of England and Wales, the governing instruments of the two companies, and the securities laws and regulations governing Signet and, upon completion of the Scheme, governing Signet Jewelers Limited please see Part III of this document on page 48.

The Takeover Code

Following implementation of the Proposal, the Takeover Code will not apply to acquisitions of shares in, or offers for shares of, Signet Jewelers Limited. For more details on the Takeover Code please refer to paragraph 7 of Part II of this document.

A summary of key points regarding the application of the Takeover Code to takeovers generally is set out in Part VI of this document. You are encouraged to read this information carefully as it outlines certain important protections which you will be giving up if the Scheme is implemented.

The Signet Jewelers Limited Bye-laws contain provisions relating to takeovers as described in Part III of this document, “Takeovers of Public Companies”.

The Court Meeting and the Scheme GM

In order to seek your approval of the matters set forth above and otherwise described in this document, Signet will hold two meetings of shareholders—a Court Meeting and a Scheme GM. The Court Meeting is a statutory requirement and is convened by the Court to approve the Scheme itself whereas the Scheme GM is a general meeting of the Company convened by the Company in order to pass two resolutions including a special resolution which is necessary to allow the Proposal (including the Scheme) to be implemented. The special resolution is being proposed for the purpose of giving effect to the Scheme, and in particular to:

(i)	authorise the Directors to take all such actions as they may consider necessary or appropriate for carrying the Scheme into effect;

(ii)	approve the cancellation of the Scheme Shares;

(iii)	approve: (A) the increase of Signet’s share capital by the number of shares that are cancelled pursuant to the Capital Reduction; (B) the application of the reserve arising out of the cancellation of the Scheme Shares to pay up in full the number of new shares in Signet created pursuant to the increase of Signet’s share capital described at (A) above; and (C) the issue, pursuant to section 80 of the Companies Act 1985 (in relation to the authority of Directors to allot shares), of such new shares; and

(iv)	amend the Articles of Association to: (A) ensure that any Signet Shares issued after the date of such amendment to the Articles but before the Reduction Record Time are issued subject to the terms of the Scheme; (B) provide that, subject to the Scheme becoming effective, any Signet Shares issued on or after the Reduction Record Time will automatically be transferred to Signet Jewelers Limited in consideration of the issue to such holder by Signet Jewelers Limited of Signet Jewelers Limited Shares on the same terms as under the Scheme and Share Capital Consolidation; and (C) make provision for Overseas Shareholders in respect of whom Signet is advised that the issue of Signet Jewelers Limited Shares may infringe the laws of an overseas jurisdiction or may require Signet to comply with obligations with which it is unable to comply with or compliance with which it regards as unduly onerous (the proposed amendments are described in more detail in paragraph 3.3 of Part II of this document).

The second resolution is an ordinary resolution (which is subject to the special resolution above first having been approved) and is being proposed to give Signet Shareholders the opportunity to approve in principle the operation by Signet Jewelers Limited of the Signet Jewelers Limited Share Plans. These are employee share plans that Signet Jewelers Limited has established for continuing use after completion of the Proposal. These replacement plans will provide for the use of Signet Jewelers Limited Shares instead of Signet Shares but otherwise will be in substantially similar form to the existing Signet Share Plans, subject to some updating to bring the plans in line with current practice. Further details are set out in paragraph 14 of Part II of this document.

The Shareholder Meetings are to be held at Café Royal, 68 Regent Street, London W1B 5EL from 11.30 a.m. on 19 August 2008. Formal notices of the meetings are set out on pages 84 to 91 of this document.

It should be noted that Signet ADS holders will not be entitled to attend the Shareholder Meetings. However, Signet ADS holders will be able to have the votes attaching to the underlying Signet Shares which their Signet ADSs represent cast at the Court Meeting and the Scheme GM by using the ADS Voting Instruction Card to direct the manner in which the ADS Depositary should vote such underlying Signet Shares at the Shareholder Meetings. In addition, a Signet ADS holder who wishes to attend the Shareholder Meetings may do so by becoming the registered holder of the Signet Shares underlying their Signet ADSs by arranging for the surrender of the Signet ADSs in accordance with the terms and conditions of the Deposit Agreement, as discussed in paragraph 10 of Part II of this document.

In the event that the resolution to be proposed at the Court Meeting and the special resolution to be proposed at the Scheme GM are not both passed by the requisite majority or the Court does not sanction the Scheme, none of the proposed redomiciliation, the Share Capital Consolidation, the listing of the Signet Jewelers Limited Shares on the NYSE or the listing of the Signet Jewelers Limited Shares on the Official List will take place.

Even if you intend to attend the Shareholder Meetings, you are strongly encouraged to vote by completing and returning the enclosed forms of proxy for the Court Meeting and Scheme GM in accordance with the instructions contained in this document and on the forms of proxy.

Action to be taken

Implementation of the Scheme will require the approval of Scheme Shareholders at the Court Meeting which has been convened by order of the Court and which is to be held at Café Royal, 68 Regent Street, London W1B 5EL at 11.30 a.m. on 19 August 2008. The Scheme will also require the Signet Shareholders to pass the special resolution to be proposed at the Scheme GM to be held at Café Royal, 68 Regent Street, London W1B 5EL at 11.45 a.m. on the same day (or as soon thereafter as the Court Meeting shall have concluded or been adjourned).

If the Scheme becomes effective, it will be binding on all Scheme Shareholders, including any Scheme Shareholders who did not vote to approve the Scheme or who voted against the Scheme.

Signet Shareholders will find enclosed different coloured forms of proxy to be used in connection with the Court Meeting and the Scheme GM (as detailed on page 4 of this document under the heading “Enclosures”). Whether or not Signet Shareholders intend to attend these meetings, they are requested to complete and sign each form of proxy enclosed with this document and return them in accordance with the instructions printed thereon to Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, so as to arrive as soon as possible and in any event at least 48 hours prior to the relevant meeting. If the BLUE forms of proxy relating to the Court Meeting are not lodged by then, they may be handed to the chairman of the Court Meeting before the start of that meeting. However, in the case of the Scheme GM, unless the WHITE form of proxy is lodged so as to be received by the time mentioned in the instructions on that form of proxy, it will be invalid.

The completion and return of the BLUE form of proxy for the Court Meeting will not preclude Signet Shareholders from attending the Court Meeting and voting in person, if they so wish. The completion and return of the WHITE form of proxy will not preclude Signet Shareholders from attending the Scheme GM and voting in person, if they so wish.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Signet Shareholder opinion. You are therefore strongly urged to sign and return both forms of proxy as soon as possible.

Signet ADS holders should read paragraph 10 of Part II of this document, which contains further important information which is relevant to them. Signet ADS holders are strongly urged to sign and return the ADS Voting Instruction Card as soon as possible.

If you are in any doubt as to the action to be taken, please contact the helpline numbers as set out on page 4 of this document.

Recommendation

The Board, which has received financial advice from Lazard & Co., Limited, considers the terms of the Proposal to be fair and reasonable. In providing their advice to the Board, Lazard & Co., Limited has relied upon the Board’s commercial assessment of the Proposal. The Board considers that the Proposal (including the passing of each of the resolutions to be proposed at the Court Meeting and Scheme GM) is in the best interests of Signet, Signet Shareholders and Signet ADS holders taken as a whole and unanimously recommends that you support the Scheme of Arrangement by, if you are a Signet Shareholder, voting, or, if you are a Signet ADS holder, instructing the ADS Depositary to vote, in favour of the resolutions to be proposed at the Court Meeting and the Scheme GM as the Directors intend to do in respect of their own holdings of Signet Shares, details of which appear in paragraph 5 of Part VII of this document.

General

Thank you for your consideration of the matters set forth herein. If you should have questions after reading this document, helplines have been established to address your questions. Information regarding the helplines is set forth in this document.

Yours faithfully

Sir Malcolm Williamson

Chairman

Signet Group plc

PART II

EXPLANATORY STATEMENT

(in compliance with Part 26 of the Companies Act 2006)

Lazard & Co., Limited

(Registered in England No. 162175)

Registered Office:

50 Stratton Street, London W1J 8LL

To the holders of Signet Shares and Signet ADS holders

24 July 2008

Dear Signet Shareholders and Signet ADS holders

1	Introduction

We are writing to you to explain the Proposal, including the Scheme and the Share Capital Consolidation, and its effects.

On 10 July 2008, the Board of Directors of Signet announced that it had approved a series of inter-related proposals. The main proposals are:

(i)	to move the primary listing of the parent company of the Signet Group from the Official List to the NYSE;

(ii)	to reorganise the Signet Group pursuant to a Court approved scheme of arrangement so that Signet becomes a wholly-owned subsidiary of Signet Jewelers Limited, a new company incorporated in Bermuda, and former Signet Shareholders and Signet ADS holders become shareholders of Signet Jewelers Limited;

(iii)	to implement a one-for-twenty share capital consolidation (also known as a reverse stock split) after the Scheme of Arrangement becomes effective; and

(iv)	to apply for a secondary listing on the Official List.

Your attention is drawn to the letter from the Chairman of Signet set out in Part I of this document, which forms part of this Explanatory Statement. The letter contains, among other matters, information on the reasons for the Proposal and the unanimous recommendation by the Board to Signet Shareholders to vote in favour and, in the case of Signet ADS holders to instruct the ADS Depositary to vote in favour, of the resolutions to be proposed at the Court Meeting and the Scheme GM.

The Directors intend to vote in favour of the resolutions to be proposed at the Court Meeting and the Scheme GM in respect of their own beneficial holdings, which amount in aggregate to 1,746,323 Signet Shares. This represents, as at close of business on 20 July 2008 (being the last practicable day before publication of this document), approximately 0.10 per cent of the votes capable of being cast at the Court Meeting and Scheme GM. The Directors have retained Lazard & Co., Limited as financial advisers in connection with the Scheme. We have been authorised by the Directors to write to you to explain the Scheme and other components of the Proposal and to provide you with other relevant information. The Scheme is set out in full in Part V of this document. Your attention is also drawn to the information regarding Signet and Signet Jewelers Limited contained in Parts III and VII of this document.

You are strongly urged to read this document in its entirety in order to gain a better understanding of the proposals set forth herein.

2	Summary of the terms of the Proposal

2.1	The Scheme

Under the Scheme, Signet is proposing to reorganise the Signet Group pursuant to a Court approved scheme of arrangement under Part 26 of the Companies Act so that Signet becomes a wholly and directly owned subsidiary of Signet Jewelers Limited and former Signet Shareholders become shareholders of Signet Jewelers Limited. Immediately following the Scheme becoming effective, former Signet Shareholders will hold 100 per cent of the Signet Jewelers Limited Shares in issue.

The Scheme will be implemented by cancelling and extinguishing all of the Scheme Shares on the Effective Date, capitalising the reserve created by the cancellation and issuing New Signet Shares to Signet Jewelers Limited. In return for Signet Jewelers Limited’s receipt of New Signet Shares, Scheme Shareholders (including the ADS Depositary) will receive one Signet Jewelers Limited Share for each Signet Share held by them at the Scheme Record Time (which is currently expected to be 5.00 p.m. on 10 September 2008). Your attention is drawn to paragraph 3 of this Part II where the Scheme is explained in greater detail.

2.2	The Share Capital Consolidation

As part of the Proposal, Signet Jewelers Limited intends to implement a share capital consolidation (also known as a reverse stock split), on a one-for-twenty basis, in respect of the Signet Jewelers Limited Shares issued under the Scheme. The Share Capital Consolidation is intended to be implemented immediately after the Scheme becomes effective. Your attention is drawn to paragraph 5 of this Part II where the Share Capital Consolidation is explained in greater detail.

2.3	Signet ADS holders

As part of the Proposal, following both the Scheme and the Share Capital Consolidation becoming effective, Signet ADS holders will be able to surrender their Signet ADSs for shares in Signet Jewelers Limited on the basis of one Signet Jewelers Limited Share for every two ADSs surrendered. Holders of Signet ADSs should read paragraph 10 of this Part II, which contains more particular information about the Proposal as it affects holders of Signet ADSs.

2.4	Combined effect

The combined effect of the above is that:

(i)	former Signet Shareholders will receive one Signet Jewelers Limited Share for every twenty Signet Shares they held on the Scheme Record Time; and

(ii)	former Signet ADS holders will receive one Signet Jewelers Limited Share for every two Signet ADSs.

You will not have to pay anything for the Signet Jewelers Limited Shares.

2.5	Change in listing

It is intended that, once both the Scheme and the Share Capital Consolidation become effective, the Signet Jewelers Limited Shares will be listed on the NYSE and the existing listing of the Signet ADSs on the NYSE will be cancelled. It is also intended that an application will be made to list the Signet Jewelers Limited Shares on the Official List (by way of secondary listing) and for their admission to trading on the London Stock Exchange’s main market for listed securities and that the existing listing of the Signet Shares on the Official List and their admission to trading on the London Stock Exchange will be cancelled.

Signet ADS holders should read paragraph 10 of this Part II, which contains important information to Signet ADS holders regarding the Proposal which is relevant to them.

Participants in the Signet Share Plans should read paragraphs 13 and 14 of this Part II, which contains further important information which is relevant to them.

3	Structure of the Scheme

3.1	The Scheme

The Proposal is to be effected by way of a scheme of arrangement under Part 26 of the Companies Act, the provisions of which are set out in full in Part V of this document.

On the Scheme becoming effective, the entire issued ordinary share capital of Signet as at the Reduction Record Time will be cancelled and extinguished and New Signet Shares will be issued by Signet to Signet Jewelers Limited by a capitalisation of the reserves arising from such cancellation, so that Signet becomes a wholly-owned subsidiary of Signet Jewelers Limited.

Signet Shareholders will then receive Signet Jewelers Limited Shares on the basis set out in paragraph 2.1 of this Part II.

To become effective, the Scheme requires the approval of: (i) a majority in number of those Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting; and (ii) 75 per cent or more in value of all Signet Shares held by such Scheme Shareholders and voted at that meeting. The Scheme also requires the sanction of the Court and the passing of the special resolution necessary to implement the Scheme at the Scheme GM, as well as satisfaction or waiver of the other conditions set out in Part IV of this document.

If the Scheme becomes effective, it will be binding on all Scheme Shareholders, including any Scheme Shareholders who did not vote to approve the Scheme or who voted against the Scheme.

On the Effective Date, share certificates in respect of Signet Shares will cease to be valid and Signet Shareholders who hold their Signet Shares in certificated form should, if requested to do so by Signet Jewelers Limited, send such certificates to Signet Jewelers Limited for cancellation. In addition, on the Effective Date, entitlements to Signet Shares held within the CREST system will be cancelled.

3.2	Conditions

The Scheme is subject to a number of conditions set out in full in Part IV of this document.

The Scheme will require approval by the Signet Shareholders at the Court Meeting and the special resolution will need to be passed at the Scheme GM. The Shareholder Meetings and the nature of the approvals required to be given at each of them are described in more detail in paragraph 4 of this Part II.

The Scheme can only become effective if all conditions to the Scheme, including approvals at the Shareholder Meetings and the sanction of the Court, have been satisfied or, where appropriate, waived. Signet Shareholders are entitled to attend the Shareholder Meetings in person or by proxy to support or oppose the Scheme. The Scheme will become effective upon the delivery for registration to the Registrar of copies of the Court Orders and the registration of the Reduction Court Order. Unless the Scheme becomes effective by not later than 31 December 2008, or such later date as Signet and Signet Jewelers Limited may agree and the Court may allow, the Scheme will lapse and will not proceed.

In addition, the Directors will not prior to or after the First Court Hearing take the steps necessary to enable the Scheme and the Capital Reduction to become effective unless, at the relevant time, they consider that the Scheme continues to be in the best interests of Signet Shareholders as a whole.

Signet Jewelers Limited has agreed to consent to the Scheme and to undertake to be bound by the terms of the Scheme. The First Court Hearing is expected to be held on 8 September 2008 and the Second Court Hearing is expected to be held on 10 September 2008. It is necessary to have two separate Court hearings to allow people who have options over Signet Shares under the Signet Share Plans which will be triggered on the Scheme being sanctioned at the First Court Hearing, to exercise those options in time for their Signet Shares to be issued before the Reduction Record Time and therefore be Scheme Shares which will be cancelled under the Scheme.

If the Scheme is sanctioned by the Court and the conditions to the Scheme are satisfied or waived, it is expected that the Scheme will become effective on 11 September 2008, and that dealings in the Signet Jewelers Limited Shares issued pursuant to the Scheme will commence on the NYSE at 2.30 p.m. (9.30 a.m. New York time) on 11 September 2008 and on the London Stock Exchange at 8.00 a.m. on 11 September 2008.

3.3	Amendment to Signet’s Articles of Association

It is proposed, as part of the special resolution to be proposed at the Scheme GM, to amend Signet’s Articles of Association to ensure that any Signet Shares issued after the date of such amendment to the Articles but before the Reduction Record Time are issued subject to the terms of the Scheme. The amended Articles of Association will also provide that, subject to the Scheme becoming effective, any Signet Shares issued on or after the Reduction Record Time, for example, upon the exercise of options under the Signet Share Plans, will automatically be transferred to Signet Jewelers Limited in consideration of the issue to such holder by Signet Jewelers Limited of Signet Jewelers Limited Shares on the same terms as under the Scheme and Share Capital Consolidation (provided that such Signet Jewelers Limited Shares will not be issued until the Effective Date). This will avoid any person other than Signet Jewelers Limited or its nominee(s) holding Signet Shares after the Scheme becomes effective.

In addition, the amended Articles of Association will provide that, in connection with the Scheme, if, in respect of an Overseas Shareholder (or a person whom Signet reasonably believes to be an Overseas Shareholder), Signet is advised that the issue of Signet Jewelers Limited Shares may infringe the laws of an overseas jurisdiction (or may require Signet to comply with obligations with which it is unable to comply with or compliance with which it regards as unduly onerous), Signet is authorised to appoint a person to transfer the Scheme Shares held by such shareholder to a nominee who shall then sell the Signet Jewelers Limited Shares it receives under the Scheme and transfer the net proceeds of such sale to the shareholder.

Paragraph 1.4 of the special resolution set out in the notice of Scheme GM at Part X of this document seeks shareholder approval for such amendments.

3.4	Securities Act considerations

Signet has been advised that Signet Jewelers Limited Shares may be issued to Signet Shareholders under the Scheme without registration under the Securities Act pursuant to an exemption provided by section 3(a)(10) of the Securities Act and, as a consequence, the issuance of Signet Jewelers Limited Shares will not be registered under the Securities Act. In reliance on the pre-emption attached to NYSE listing, the issuance of Signet Jewelers Limited Shares will not be registered under the securities laws of any state or other jurisdiction of the United States. Signet will advise the Court that its sanctioning of the Scheme will be relied upon by Signet and Signet Jewelers Limited as a Court approval of the Scheme for the purpose of qualifying for the exemption from the registration requirements of the Securities Act described above.

4	Shareholder Meetings

The Scheme will require the approval of Scheme Shareholders at the Court Meeting and of Signet Shareholders at the Scheme GM. Both such meetings are expected to be held on 19 August 2008.

Notices of the Court Meeting and the Scheme GM are set out on pages 84 to 91 of this document. Entitlement to attend and vote at these meetings and the number of votes which may be cast thereat will be determined by reference to the register of members of Signet at 6.00 p.m. on 17 August 2008 which is two days before the date of the Shareholder Meetings (or, in the event that the Shareholder Meetings are adjourned, by reference to the register of members of Signet at 6.00 p.m. on the day that is two days before the adjourned Shareholder Meetings).

4.1	Court Meeting

The Court Meeting has been convened by the Court for 11.30 a.m. on 19 August 2008 in accordance with the direction of the Court to enable the Scheme Shareholders to consider and, if thought fit, approve the Scheme. In relation to the Court Meeting, voting will be by way of poll and each Scheme Shareholder present in person or by proxy will be entitled to one vote for every Scheme Share they held as at the Voting Record Time.

4.2	Scheme general meeting

The Scheme GM has been convened by the Company for 11.45 a.m. on 19 August 2008 (or as soon thereafter as the Court Meeting shall have concluded or been adjourned) to enable Signet Shareholders to consider and, if thought fit, pass two resolutions, including a special resolution which requires a vote in favour of not less than 75 per cent of the votes cast. The special resolution is necessary to allow the Proposal (including the Scheme) to be implemented. The special resolution is being proposed for the purpose of giving effect to the Scheme, and in particular to:

(i)	authorise the Directors to take all such actions as they may consider necessary or appropriate for carrying the Scheme into effect;

(ii)	approve the cancellation of the Scheme Shares;

(iii)	approve: (A) the increase of Signet’s share capital by the number of shares that are cancelled pursuant to the Capital Reduction; (B) the application of the reserve arising out of the cancellation of the Scheme Shares to pay up in full the number of new shares in Signet created pursuant to the increase of Signet’s share capital described at (A) above; and (C) the issue, pursuant to section 80 of the Companies Act 1985 (in relation to the authority of Directors to allot shares), of such new shares; and

(iv)	amend the Articles of Association (the proposed amendments are described in more detail in paragraph 3.3 of this Part II).

The second resolution is an ordinary resolution (which is subject to the special resolution above first having been approved) and is being proposed to give Signet Shareholders the opportunity to approve in principle the operation by Signet Jewelers Limited of the Signet Jewelers Limited Share Plans.

Voting at the Scheme GM will be by way of a poll and each Signet Shareholder present in person or by proxy will be entitled to one vote for every Signet Share held at the Voting Record Time.

4.3	Voting at each Shareholder Meeting

The approval required at the Court Meeting is: (i) a majority in number of those Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting; and (ii) 75 per cent or more in value of all Scheme Shares held by such Scheme Shareholders and voted at that meeting.

All Signet Shareholders who hold Signet Shares as at the Voting Record Time are entitled to vote at the Court Meeting and the Scheme GM.

At both the Court Meeting and Scheme GM, voting will be by way of poll and therefore each Signet Shareholder present in person or by proxy will be entitled to one vote for each Signet Share held.

If you are a Signet Shareholder a BLUE form of proxy for use at the Court Meeting and a WHITE form of proxy for use at the Scheme GM are enclosed with this document. Any proxy given may be revoked at any time up to 48 hours before the start of the relevant meeting (or any adjournment thereof) by notifying Capita Registrars in writing of such revocation at the address set out on the proxy form. Alternatively, if the relevant Signet Shareholder attends and votes in person at the meeting or any adjournment thereof, the proxy will be disregarded.

At the Court Meeting, Signet Shares may be voted either “for” or “against” with respect to the Scheme and Signet Shares that are not voted “for” or “against” will not be considered present at such meeting and will therefore not have an effect on the outcome of the vote.

At the Scheme GM, Signet Shares may be voted either “for”, “against” or “vote withheld” with respect to the resolutions that are put to vote. Signet Shares that are not voted “for”, “against” or “vote withheld” in respect of such resolutions will not be considered present at such meeting and, as a result, such shares will not have an effect on the outcome of the vote. Shares voted “withheld” will not be a vote in law and will not count in the calculation of the proportion of the votes cast for and against the resolutions.

Duly executed forms of proxy will be voted in accordance with the instructions provided therein and to the extent no instructions are given the shares may be voted (or withheld from voting) at the meeting as the proxy thinks fit. At the Scheme GM, if no alternative proxy is indicated, the chairman of the meeting will act as the proxy, which, in the absence of any instruction, will be voted in accordance with the recommendations of the Board as described in this document. Your attention is drawn to the new regime for the appointment of proxies, in particular the appointment of more than one proxy, as set out in the notes to the Notice of Scheme GM in Part X of this document.

5	Share Capital Consolidation

As part of the Proposal, it is intended to implement a share capital consolidation (also known as a reverse stock split) on a one-for-twenty basis. This is being proposed to cause the shares of Signet Jewelers Limited to trade initially on the NYSE at a price more readily comparable to its peers.

The Share Capital Consolidation will be implemented by consolidating Signet Jewelers Limited Shares issued under the Scheme so that Signet Shareholders will receive one Signet Jewelers Limited Share for every twenty Signet Shares they own (directly or indirectly) at 5.00 p.m. (12.00 p.m. New York time), on 10 September 2008. This is referred to in this document as the Share Capital Consolidation. The Share Capital Consolidation will take effect immediately after the Scheme becomes effective, which is expected to occur on 11 September 2008.

The effect of this consolidation will be to reduce the number of Signet Jewelers Limited Shares in issue, but Signet Shareholders and Signet ADSs holders will own the same proportion of Signet Jewelers Limited as they did of Signet immediately before the Scheme became effective, subject to fractional entitlements.

A fractional entitlement will arise as a result of the Share Capital Consolidation unless a holding of Signet Jewelers Limited Shares is divisible by twenty. For example, a Signet Shareholder holding 50 Signet Jewelers Limited Shares immediately after the Scheme becomes effective would, after the Share Capital Consolidation, be entitled to two Signet Jewelers Limited Shares and a one-half fractional entitlement to a new Signet Jewelers Limited Share. In accordance with Signet Jewelers Limited’s Bye-laws, such fractional entitlements will be aggregated, sold in the market and the proceeds will be returned to the relevant Signet Shareholders by cheque to be despatched within 14 days of the Effective Date. You will receive any such cash in respect of entitlements to fractional interests in pounds sterling.

6	The Signet Directors and the effect of the Scheme on their interests

Details of the interests of the Directors (including any interests under the Signet Share Plans) are set out in paragraph 5 of Part VII of this document. Signet Shares held by the Directors will be subject to the Scheme.

The effect of the Scheme on the interests of the Directors and executive officers of Signet does not differ from its effect on the like interests of any other person.

Following the implementation of the Proposal and when reviewing remuneration policy, the Signet Jewelers Limited Remuneration Committee will take into account the remuneration policies of comparator companies and expects to implement remuneration policies more in line with those comparator companies whose shares are listed in the US, although this is not expected to lead to a material change in the target total level of remuneration for executive directors.

7	The Panel and the Takeover Code

7.1	Introduction

As a public limited company registered in England and with its registered office in the UK, Signet is currently subject to the provisions of the Takeover Code. Following the Scheme becoming effective, Signet Shareholders will become shareholders in Signet Jewelers Limited, a company whose registered office is not in the UK. As a result, following the Scheme becoming effective, the Takeover Code will not apply to any offer made to shareholders in Signet Jewelers Limited to acquire their shares.

Signet Shareholders should note that, if the Scheme is implemented, they will not receive the protections afforded by the Takeover Code in the event of an offer to acquire their shares in Signet Jewelers Limited.

Brief details of the Panel, the Takeover Code and the protections given by the Takeover Code are described below.

7.2	The Takeover Code

The Takeover Code is issued and administered by the Panel. The Takeover Code and the Panel operate principally to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The Takeover Code also provides an orderly framework within which takeovers are conducted. In addition, it is designed to promote, in conjunction with other regulatory regimes, the integrity of the financial markets.

7.3	The general principles and rules of the Takeover Code

The Takeover Code is based on a number of general principles which are essentially statements of standards of commercial behaviour. These general principles are set out in Part VI of this document and apply to all transactions with which the Takeover Code is concerned. They are expressed in broad terms and the Takeover Code does not define the precise extent of, or the limitations on, their application. They are applied by the Panel in accordance with their spirit to achieve their underlying purpose.

In addition to the general principles, the Takeover Code contains a series of rules, of which some are effectively expansions of the general principles and examples of their application and others are provisions governing specific aspects of takeover procedure. Although most of the rules are expressed in more detailed language than the general principles, they are not framed in technical language and, like the general principles, are to be interpreted to achieve their underlying purpose. Therefore, their spirit must be observed as well as their letter. The Panel may derogate or grant a waiver to a person from the application of a rule in certain circumstances.

7.4	Giving up the protection of the Takeover Code

A summary of key points regarding the application of the Takeover Code to takeovers generally is set out in Part VI of this document. You are encouraged to read this information carefully as it outlines certain important protections which you will be giving up if the Scheme is implemented.

The Signet Jewelers Limited Bye-laws contain provisions relating to takeovers as described in Part III of this document, “Takeovers of Public Companies”.

8	Listings, dealings, settlement and CREST and Depositary Interests

8.1	Listings

The Signet Jewelers Limited Shares are intended to be listed on the NYSE. The listing of the Signet Jewelers Limited Shares on the NYSE is expected to become effective on the Effective Date and dealings in Signet Jewelers Limited Shares on the NYSE are expected to commence at 2.30 p.m. (9.30 a.m. New York time) on 11 September 2008, being the expected Effective Date. The current listing of Signet ADSs on the NYSE is intended to be cancelled simultaneously with the commencement of dealings of the Signet Jewelers Limited Shares on the NYSE.

The Signet Jewelers Limited Shares are also intended to be listed on the Official List and admitted to trading on the London Stock Exchange’s main market for listed securities (by way of a secondary listing) with effect from 8.00 a.m. on 11 September 2008, being the expected Effective Date. An application will be made and (subject to UK Listing Authority approval) a prospectus will be published in due course in relation to this listing. Signet intends to make an application for the cancellation of the listing of Signet Shares on the Official List and their admission to trading on the London Stock Exchange’s main market for listed securities and it is expected that this cancellation will take effect simultaneously with the listing of the Signet Jewelers Limited Shares on the Official List.

The issuance of Signet Jewelers Limited Shares will not be registered under the Securities Act in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. In reliance on the pre-emption attached to NYSE listing, the issuance of Signet Jewelers Limited Shares will not be registered under the securities laws of any state or other jurisdiction of the United States. From the Effective Date, Signet Jewelers Limited Shares will be freely transferable without restriction under the Securities Act, other than by certain “affiliates” of Signet Jewelers Limited as described below. An “affiliate” of, or a person “affiliated” with, an issuer is defined (under Rule 144 of the Securities Act) to mean “a person that, directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with,” the issuer. Persons who are “affiliates” of Signet Jewelers Limited after the Effective Date will be subject to certain transfer restrictions relating to the Signet Jewelers Limited Shares that they receive under the Scheme. Such Signet Jewelers Limited Shares may not be sold in the United States without registration, except pursuant to the applicable resale conditions of the exemptive safe harbour set forth in Rule 144 under the Securities Act or in a transaction that otherwise is not subject to registration (including but not limited to a transaction that satisfies the applicable requirements for resales outside the United States pursuant to Regulation S under the Securities Act).

A Scheme Shareholder who believes that he or she may be an affiliate of Signet Jewelers Limited after the Effective Date should consult his or her own legal advisers prior to any sales of Signet Jewelers Limited Shares.

For the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) therein with respect to the Signet Jewelers Limited Shares issued pursuant to the Scheme, Signet will advise the Court that Signet and Signet Jewelers Limited will rely on the section 3(a)(10) exemption based on the Court’s sanctioning of the Scheme and will view the Court’s sanctioning of the Scheme as an approval of the Scheme following a hearing on its fairness to Signet Shareholders, at which hearing all such Signet Shareholders are entitled to attend in person or by counsel to support or oppose the sanctioning of the Scheme and with respect to which adequate notification has been given to all such Signet Shareholders.

8.2	Dealings

The last day of dealings in, and for registration of transfers of, Signet Shares is expected to be 10 September 2008, being the last business day prior to the expected Effective Date. An application will be made to the London Stock Exchange for Signet Shares to cease to be admitted to trading and to the UK Listing Authority for the listing of Signet Shares to be cancelled, in each case expected to take effect at 8.00 a.m. on 11 September 2008, being the expected Effective Date.

The listing of Signet ADSs on the NYSE is expected to be cancelled with effect from the start of trading in New York on 11 September 2008, being the expected Effective Date.

However, holders of certificated Signet Shares should note that any dealings in certificated Signet Shares must have completed (i.e. settled) by the Scheme Record Time, which is expected to be 5.00 p.m. on 10 September 2008. If any trades in certificated Signet Shares have not settled by this time, the relevant Signet Shareholder will need to make arrangements with his financial adviser and/or broker to ensure that the trade is satisfied by the transfer of Signet Jewelers Limited Shares. Capita Registrars have indicated that in order to ensure that trades are completed by this time, they must have received the documents necessary to effect the transfer by no later than 12.00 p.m. on the day of the Scheme Record Time (currently expected to be 5.00 p.m. on 10 September 2008).

If Certificated Holders are in any doubt as to what action they should take, they should seek the advice of their financial adviser and/or broker.

Signet Jewelers Limited is applying to list the Signet Jewelers Limited Shares to be issued under the Scheme on the NYSE. The application is expected to become effective and trading in the Signet Jewelers Limited Shares is expected to commence on the NYSE at 2.30 p.m. (9.30 a.m. New York time) on the Effective Date, which, subject to the approval of the Court, is expected to be 11 September 2008.

Signet Jewelers Limited intends to apply to list the Signet Jewelers Limited Shares to be issued under the Scheme on the Official List by way of a secondary listing which is expected to become effective at 8.00 a.m. on the Effective Date, which, subject to the approval of the Court, is expected to be 11 September 2008.

8.3	Settlement

Subject to the Scheme and the Share Capital Consolidation becoming effective (and except as provided in paragraph 12 of this Part II in relation to certain non-UK/US Signet Shareholders), settlement of the Signet Jewelers Limited Shares to which any Scheme Shareholder is entitled under the Scheme will be effected in the manner set out in this paragraph 8.3.

To give Scheme Shareholders the opportunity to hold and deal in their Signet Jewelers Limited Shares in uncertificated form through CREST, Signet Jewelers Limited has adopted the Depositary Interest facility operated by Capita IRG Trustees Limited, acting as the DI Depositary and the issuer of the Depositary Interests. Further information about the Depositary Interest facility is contained in paragraph 8.4 of this Part II below.

(a)	Scheme Shares in certificated form

Scheme Shareholders who hold their Scheme Shares in certificated form at the Scheme Record Time and wish to hold their Signet Jewelers Limited Shares in certificated form need take no action (other than voting at the Court Meeting and the Scheme GM). Definitive share certificates in respect of the Signet Jewelers Limited Shares are expected to be despatched within 10 business days after the Effective Date. In the case of joint Scheme Shareholders holding their Scheme Shares in certificated form, certificates will be despatched to the person whose name appears first in Signet’s register of members. Pending receipt of certificates, transfers will be certified against Signet Jewelers Limited’s register of members. As from the Effective Date, existing certificates representing holdings in certificated form of Signet Shares will cease to be valid for any purpose and Signet Shareholders who hold their Signet Shares in certificated form should, if so requested by Signet Jewelers Limited, send such certificates to Signet Jewelers Limited for cancellation.

(b)	Scheme Shares in uncertificated form (that is, in CREST)

Scheme Shareholders who hold their Scheme Shares in a CREST account at the Scheme Record Time and who wish to hold and transfer their interests in Signet Jewelers Limited Shares within CREST need take no action (other than voting at the Court Meeting and the Scheme GM). Depositary Interests will automatically be credited to the CREST member account of those Scheme Shareholders or their nominee and instructions will be given to cancel such holders’ entitlement to their Scheme Shares on or about 11 September 2008, being the expected Effective Date. Pending the crediting of such CREST stock accounts, transfers of Depositary Interests and the underlying Signet Jewelers Limited Shares will not be possible. If you wish to withdraw your underlying Signet Jewelers Limited Shares from the Depositary Interest arrangements, see paragraph 8.4 of this Part II below.

Signet Jewelers Limited reserves the right to settle all or any part of the Signet Jewelers Limited Shares referred to in this paragraph for all or any Scheme Shareholders in certificated form in the manner referred to in paragraph 8.3(a) above if, for any reason, it wishes to do so.

(c)	General

All documents and cheques sent by or to Signet Shareholders, or as such persons shall direct, will be sent at their own risk and will be sent by post either to the holder’s address as set out on Signet’s register of members at the Scheme Record Time or to such other address of the holder as is notified as a change of address in writing by a Signet Shareholder to Signet prior to the Effective Date and, in the case of joint holders, to the joint holder whose name stands first in such register in respect of the joint holdings concerned.

Signet has confirmed that, except as provided for in the Scheme, settlement of the Signet Jewelers Limited Shares and any other payment which a Signet Shareholder is entitled to receive from Signet or Signet Jewelers Limited will be implemented in full without regard to any lien, right of set-off, counter claim or other analogous right to which Signet or Signet Jewelers Limited may be, or claim to be, entitled against such shareholder.

Signet ADS holders should read paragraph 10 of this Part II, which contains further important information which is relevant to them.

8.4	CREST and Depositary Interests

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. Euroclear UK is unable to take responsibility for the electronic settlement of shares issued by non-UK companies, such as Signet Jewelers Limited. This means that the Signet Jewelers Limited Shares may not themselves be admitted to CREST. However, to enable investors to settle its international securities under the CREST system, Signet Jewelers Limited has arranged for the DI Depositary to issue Depositary Interests in respect of the underlying Signet Jewelers Limited Shares. With effect from the Effective Date, CREST members will be able to hold and transfer interests in Signet Jewelers Limited Shares within CREST, pursuant to these Depositary Interest arrangements. The Signet Jewelers Limited Shares will not themselves be admitted to CREST, rather the DI Depositary will issue Depositary Interests in respect of the underlying Signet Jewelers Limited Shares. In relation to those Scheme Shareholders who wish to hold and transfer interests in Signet Jewelers Limited Shares through CREST, Signet Jewelers Limited’s register of members will show the DI Depositary Nominee as the legal holder of the relevant Signet Jewelers Limited Shares who will hold those shares as nominee for the DI Depositary which in turn will hold its interest in the Signet Jewelers Limited Shares on bare trust for the relevant holders. This means that the beneficial interest in the Signet Jewelers Limited Shares will remain with the holder of the Depositary Interests representing the underlying Signet Jewelers Limited Shares, who will receive all the rights attaching to the Signet Jewelers Limited Shares as it would have done if such holder of Depositary Interests had been on Signet Jewelers Limited’s register of members itself. A holder of Depositary Interests wishing to withdraw the underlying Signet Jewelers Limited Shares to hold them in certificated form may do so at any time using standard CREST messages. Depositary Interests will be created and issued pursuant to a deed poll executed by the DI Depositary under English law. These Depositary Interests may be held and transferred within the CREST system. Depositary Interests will have the same security code (ISIN) as the underlying Signet Jewelers Limited Shares and will not require a separate admission to the Official List or to trading on the London Stock Exchange’s main market for listed securities. If you hold your Signet Shares in uncertificated form as at the Scheme Record Time, your CREST account will automatically be credited with equivalent Depositary Interests on or about the Effective Date.

If you wish to withdraw your underlying Signet Jewelers Limited Shares from the Depositary Interest arrangements and to hold and deal in Signet Jewelers Limited Shares in book entry form in the US, you should contact Capita Registrars (+44 (0) 871 664 0300) who will provide the required form of authorisation and explain the procedure involved.

If you hold your Signet Shares in certificated form and you wish to hold your Signet Jewelers Limited Shares in uncertificated form in CREST, you will need to contact your broker to obtain a CREST Transfer Form. This should be completed and executed by you and returned to your broker as soon as possible and in any event in good time in order to allow the shares to be dematerialised in accordance with Euroclear UK’s procedures. In any event, dematerialisation must be completed before the Scheme Record Time.

Scheme Shareholders who hold their Signet Shares in certificated form and wish to hold their Signet Jewelers Limited Shares in uncertificated form, but do not have a broker, will need to contact a bank or broker or other nominated CREST member or will need to become CREST members themselves.

For further information about Depositary Interests or if you have any queries in relation to CREST Transfer Forms, please consult your broker or other professional adviser.

9	Dividends and dividend policy

Following implementation of the Proposal, Signet Jewelers Limited intends to adopt a dividend policy that will continue to take into account the needs of the business including its store development programme, the significant competitive advantages of a strong balance sheet, as well as the wider economic environment. The board of Signet Jewelers Limited will also take account of the payout ratio of US listed speciality retailers, which are typically lower than in the UK. The board of Signet Jewelers Limited may also consider the repurchase of shares from time to time.

Signet currently intends to declare an interim dividend of 0.96 cents per share when it announces its 6 months results to 31 July 2008 on 3 September 2008. It is intended that this interim dividend distribution by Signet will be passed on to shareholders by Signet Jewelers Limited in November 2008. A final dividend will be considered by Signet Jewelers Limited at the time of the full year results for 2008/09 in March 2009. In subsequent years the board of Signet Jewelers Limited intends to declare quarterly dividends.

Unless you request otherwise, you will continue to receive any dividends paid by Signet Jewelers Limited in the same currency as you currently receive dividends paid by Signet. More particularly, all mandates in force at the Effective Date relating to instructions given by Signet Shareholders as to the payment of dividends will, unless revoked, be deemed as from the Effective Date to relate to the corresponding Signet Jewelers Limited Shares. To the extent that Signet Jewelers Limited Shareholders do not have any such mandate in force at the Effective Date (and have not subsequently provided Signet Jewelers Limited with instructions on the payment of dividends), if dividends are declared by Signet Jewelers Limited:

•

Signet Jewelers Limited Shareholders with an address in the United Kingdom on the register of members of Signet Jewelers Limited on the date the dividend is declared will, unless they elect otherwise, automatically receive their dividend in pounds sterling; and

•

Signet Jewelers Limited Shareholders with an address outside the United Kingdom on the register of members of Signet Jewelers Limited on the date the dividend is declared will, unless they elect otherwise, automatically receive their dividend in US dollars.

Signet Jewelers Limited Shareholders who wish to change the currency in which they currently receive dividends should contact the Company’s registrar, Capita Registrars.

10	Treatment of Signet ADSs

Each Signet ADS currently represents ten Signet Shares. Deutsche Bank Trust Company Americas, as ADS Depositary, is the record holder of the Signet Shares underlying the Signet ADSs. The ADS Depositary, as a Signet Shareholder, under the Scheme will be entitled to:

one Signet Jewelers Limited Share for each Signet Share

held by it at the Scheme Record Time.

After the Share Capital Consolidation as described in paragraph 5 of this Part II, Signet ADS holders, after the satisfaction of certain pre-conditions set forth below, will receive their proportionate entitlement to the Signet Jewelers Limited Shares, in the following proportions:

one Signet Jewelers Limited Share for every two Signet ADSs

as set out in this document and as required by the Deposit Agreement.

In respect of holders of Signet ADSs who hold Signet ADSs in book entry form, the Signet Jewelers Limited Shares will be credited to them in book entry form either: (i) under the direct registration system in the United States; or (ii) credited to their DTC account held by their broker or custodian.

In respect of Signet ADS holders who hold certificates representing Signet ADSs, as soon as reasonably practicable, and in any event within ten business days after the Effective Date, the Exchange Agent will mail to each such holder a letter of transmittal which such Signet ADS holder must properly complete and deliver to the Exchange Agent along with the relevant holder’s certificate representing the Signet ADSs and instructions for effecting surrender of the Signet ADSs.

Until properly surrendered as set out above, each certificate representing a Signet ADS will, after the Effective Date, represent the right to receive, upon proper surrender, Signet Jewelers Limited Shares. Upon receipt of such Signet ADSs, the Exchange Agent will transfer to the former Signet ADS holder one Signet Jewelers Limited Share for every two Signet ADSs cancelled by making a book entry in the direct registration system in the United States.

All documents shall be sent to Signet ADS holders at their own risk and will be sent by post either to the ADS holder’s address as set out on the register of Signet ADS holders at the Scheme Record Time or to such other address of the ADS holder as is notified as a change of address in writing by a Signet ADS holder to the ADS Depositary prior to the Effective Date and, in the case of joint ADS holders, to the ADS holder whose name stands first in such register in respect of the joint holdings concerned.

It should be noted that Signet ADS holders will not be entitled to attend the Shareholder Meetings. However, Signet ADS holders will be able to have the votes attaching to the underlying Signet Shares which their Signet ADSs represent cast at the Court Meeting and the Scheme GM by proxy through procedures established pursuant to the Deposit Agreement. Signet ADS holders who wish to attend the Shareholder Meetings as Signet Shareholders should take steps to present their Signet ADSs to the ADS Depositary for cancellation and delivery of Signet Shares so as to become holders of record of Signet Shares prior to the Voting Record Time. If Signet ADS holders wish to attend the Shareholder Meetings, they must present their Signet ADSs to the ADS Depositary for cancellation no later than 5 August 2008, although no guarantee can be given by the ADS Depositary that it will be able to procure that the relevant Signet ADS holder becomes a holder of record of Signet Shares in time for the relevant meetings.

Pursuant to the Deposit Agreement, the ADS Depositary has fixed the close of business in New York on 17 July 2008 as the ADS Record Date. All Signet ADS holders of record at the ADS Record Date will be sent a notice containing: (i) this document; (ii) a statement that the Signet ADS holders as of the ADS Record Date will be entitled to instruct the ADS Depositary as to the exercise of the voting rights pertaining to the number of Signet Shares represented by their respective Signet ADSs; and (iii) a statement that such instructions may be given by returning a properly executed ADS Voting Instruction Card (in the form enclosed with this document) to the ADS Depositary. Signet Shares represented by properly executed ADS Voting Instruction Cards received by the ADS Depositary before 3.00 p.m. (New York time) on 13 August 2008, unless such ADS Voting Instruction Cards have been revoked, will be voted by the ADS Depositary in accordance with the instructions set forth on such ADS Voting Instruction Card. In accordance with the provisions of the Deposit Agreement, if no instructions are indicated, or a Signet ADS holder does not return the ADS Voting Instruction Card, the ADS Depositary will not exercise the voting rights pertaining to the Signet Shares represented by their respective Signet ADSs and such Signet Shares will not be counted towards the number of shares considered present at the Shareholder Meetings and will not have an effect on the outcome of the vote.

Any Signet ADS holder giving instructions to the ADS Depositary has the power to revoke or modify the instructions by delivery of a revocation or new ADS Voting Instruction Card to the ADS Depositary at Deutsche Bank Trust Company Americas, c/o American Stock Transfer & Trust Company, Peck Slip Station, P.O. Box 2050, New York, NY 10272-2050, by no later than 3.00 p.m. (New York time) on 13 August 2008.

In addition, a completed ADS Voting Instruction Card returned by a Signet ADS holder will authorise the disclosure to Signet of the name and address of such Signet ADS holder together with details of the instructions on the ADS Voting Instruction Card.

The ADS Depositary is entitled to charge the ADS holders for the cancellation of the Signet ADSs in accordance with the terms of the Deposit Agreement, however, Signet Jewelers Limited has agreed in these circumstances to bear such fee on behalf of the holders.

11	UK/US shareholder taxation

The following are brief and general summaries of the United Kingdom and United States taxation treatment of the Proposal. The summaries are based on existing law, including statutes, regulations, administrative rulings and court decisions, and what is understood to be current HMRC and IRS practice, all as in effect on the date of this document. Future legislative, judicial or administrative changes or interpretations could alter or modify statements and conclusions set forth below, and these changes or interpretations could be retroactive and could affect the tax consequences of the Proposal to Signet Shareholders and Signet ADS holders. The summaries do not consider the consequences of the Proposal under tax laws of countries other than the United Kingdom and the United States (or any US laws other than those pertaining to income tax), nor do the summaries consider any alternative minimum tax or state or local consequences of the Proposal.

The summaries provide general guidance to persons resident, ordinarily resident and domiciled for tax purposes in the UK who hold Signet Shares and/or Signet ADSs (and who also subsequently hold Signet Jewelers Limited Shares) as an investment, and to US holders (as defined below) who hold Signet Shares and/or Signet ADSs (and who also subsequently hold Signet Jewelers Limited Shares) as capital assets (within the meaning of section 1221 of the US Code), and not to any holders who are taxable in the UK on a remittance basis or who are subject to special tax rules, such as banks, financial institutions, broker-dealers, persons subject to mark-to-market treatment, UK resident individuals who hold their Signet Shares (or who subsequently hold Signet Jewelers Limited Shares) under a personal equity plan, persons that hold their

Signet Shares and/or Signet ADSs (or who subsequently hold Signet Jewelers Limited Shares) as a position in part of a straddle, conversion transaction, constructive sale or other integrated investment, US holders whose “functional currency” is not the US dollar, persons who received their Signet Shares and/or Signet ADSs (or who subsequently receive Signet Jewelers Limited Shares) by exercising employee stock options or otherwise as compensation, persons who have acquired their Signet Shares and/or Signet ADSs (or who subsequently acquire Signet Jewelers Limited Shares) by virtue of any office or employment, S corporations or other pass-through entities (or investors in S corporations or other pass-through entities), mutual funds, insurance companies, exempt organisations, US holders subject to the alternative minimum tax, and certain expatriates or former long-term residents of the US.

In addition, this discussion does not address US holders of Signet Shares and/or Signet ADSs who will own five per cent or more of the Signet Jewelers Limited Shares, measured by vote or value, either directly or indirectly through attribution rules, immediately after the Scheme becomes effective, because those shareholders are subject to special US federal income tax rules, would generally be required to enter into a “gain recognition agreement” with the IRS to avoid current taxation upon receipt of Signet Jewelers Limited Shares under the Scheme, and may be required to recognise taxable gain for US federal income tax purposes in respect of the Scheme in certain circumstances. Each such US holder is urged to consult his tax adviser concerning the decision to file a gain recognition agreement and the procedures to be followed in connection with that filing.

The summaries are not intended to provide specific advice and no action should be taken or omitted to be taken in reliance upon it. If you are in any doubt about your taxation position, or if you are ordinarily resident or domiciled outside the United Kingdom or resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom or the United States, you should consult your own professional advisers immediately.

11.1	Tax residence of Signet Jewelers Limited and withholding tax

Signet Jewelers Limited will be incorporated in Bermuda. The directors of Signet Jewelers Limited intend to conduct Signet Jewelers Limited’s affairs such that, based on current law and practice of the relevant tax authorities, Signet Jewelers Limited will not become resident for tax purposes in any other territory. This section 11 is written on the basis that Signet Jewelers Limited does not become resident in a territory other than Bermuda.

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by Signet Jewelers Limited or by Signet Jewelers Limited’s shareholders in respect of Signet Jewelers Limited Shares. Signet Jewelers Limited has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until 28 March 2016, be applicable to Signet Jewelers Limited or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by Signet Jewelers Limited in respect of real property owned or leased by it in Bermuda.

There is no income or other tax of Bermuda imposed by withholding or otherwise on any dividend or other distribution to be paid or made by Signet Jewelers Limited to its shareholders.

11.2	UK taxation of shareholders

(a)	Chargeable gains

This paragraph 11.2(a) applies to UK resident or UK ordinarily resident Signet Shareholders or Signet Jewelers Limited Shareholders who (in either case) are domiciled in the UK.

(i)	Implementation of the Scheme

If a Signet Shareholder does not hold (either alone or together with persons connected with him) more than five per cent of, or of any class of, shares in or debentures of Signet, he will not be treated by virtue of the implementation of the scheme as having made a disposal of his Signet Shares for the purposes of UK taxation of chargeable gains. Instead, the Signet Jewelers Limited Shares should be treated as the same asset as those Signet Shares acquired at the same time and for the same consideration as the Signet Shares.

Any Signet Shareholder who holds (either alone or together with persons connected with him) more than five per cent of, or of any class of, shares in or debentures of Signet is advised that clearance has been granted by HMRC under section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Scheme. As a result, any such shareholder should also be treated in the manner described in the preceding paragraph.

(ii)	Share Capital Consolidation

For the purposes of UK taxation of chargeable gains, the Share Capital Consolidation will be regarded as a reorganisation of the share capital of Signet Jewelers Limited.

Accordingly, other than in respect of any fractional entitlements referred to below, a Signet Jewelers Limited Shareholder will not be treated for these purposes as making a disposal of all or part of his holding of Signet Jewelers Limited Shares by reason of the Share Capital Consolidation and no liability to UK taxation of chargeable gains should arise in respect of the Share Capital Consolidation. Instead, pre- and post-Share Capital Consolidation Signet Jewelers Limited Shares will be treated as the same asset acquired at the time and for the same consideration as pre-Share Capital Consolidation Signet Jewelers Limited Shares.

Signet Jewelers Limited Shareholders may, depending on their individual circumstances, incur a liability to UK taxation of chargeable gains in respect of any cash received for the sale of any fractional entitlements arising to them as a result of the Share Capital Consolidation. However, Signet Jewelers Limited Shareholders will be treated as making no disposal for the purpose of UK taxation of chargeable gains if the cash payment is “small” as compared to the value of the Signet Jewelers Limited Shares in respect of which the rights arose. No liability to UK taxation of chargeable gains will then arise as a result of the disposal of the fractional entitlements, but the proceeds will be deducted from the base cost of the Signet Jewelers Limited Shareholder’s holding of Signet Jewelers Limited Shares. HMRC interprets “small” as five per cent or less of the value of the shares in respect of which the rights arose or £3,000 or less, regardless of whether or not it would pass the five per cent test.

(iii)	Future disposal of Signet Jewelers Limited Shares

A subsequent disposal of the Signet Jewelers Limited Shares may, depending on individual circumstances (including the availability of exemptions or allowable losses), give rise to a liability to (or an allowable loss for the purposes of) UK taxation of chargeable gains.

Any chargeable gain or allowable loss on a disposal of the Signet Jewelers Limited Shares should be calculated taking into account the allowable cost to the holder of acquiring his Signet Shares. In the case of corporate Signet Jewelers Limited Shareholders, to this should be added, when calculating a chargeable gain but not an allowable loss, indexation allowance on the allowable cost. Non-corporate Signet Jewelers Limited Shareholders should note that, under the UK Finance Act 2008, non-corporates are not entitled to indexation allowance or taper relief in respect of disposals occurring on or after 6 April 2008. The UK Finance Act 2008 also introduces a single capital gains tax rate of 18 per cent for non-corporate shareholders in respect of any chargeable gain arising on disposals on or after 6 April 2008. These changes do not affect shareholders within the charge to UK corporation tax on chargeable gains.

Individuals who currently hold their Signet Shares within an ISA and are entitled to ISA-related tax reliefs in respect of the same will generally not be subject to UK taxation of chargeable gains in respect of any gain arising on a disposal of Signet Jewelers Limited Shares provided that the relevant gain arises on a disposal of Signet Jewelers Limited Shares which are held within an ISA on the same basis as those Signet Shares currently held in an ISA.

(b)	Taxation of dividends on Signet Jewelers Limited Shares

A UK resident Signet Jewelers Limited Shareholder or a holder of Signet Jewelers Limited Shares who carries on a trade, profession or vocation in the United Kingdom through a branch or agency or, in the case of a company, a permanent establishment in connection with which the Signet Jewelers Limited Shares are held will generally, depending upon the holder’s particular circumstances, be subject to UK income tax or corporation tax (as the case may be), on any dividends paid by Signet Jewelers Limited on the Signet Jewelers Limited Shares.

Shareholders within the charge to corporation tax will be liable to tax on the dividend income (up to the maximum rate of 28 per cent for 2008-2009). The UK government is however currently considering the tax treatment of portfolio dividends received by UK tax resident companies with a view to achieving parity of treatment between UK and foreign portfolio dividends.

A UK resident individual Signet Jewelers Limited Shareholder who is liable to UK income tax at no more than the basic rate will be liable to income tax on the dividend income at the dividend ordinary rate (which should be 10 per cent in 2008-2009). A UK resident individual Signet Jewelers Limited Shareholder who is liable to UK income tax at the higher rate will be subject to income tax on the dividend income at the dividend upper rate (which should be 32.5 per cent in 2008-2009). However, under the UK Finance Act 2008, with effect from the current year (2008-2009), individuals in receipt of dividends from Signet Jewelers Limited, if they own less than a 10 per cent shareholding in Signet Jewelers Limited, will be entitled to the same non-payable dividend tax credit as individuals in receipt of UK dividends (currently at the rate of 1/9th of the cash dividend paid (or 10 per cent of the aggregate of the net dividend and related tax credit)). Assuming that there is no withholding tax imposed on the dividend (as to which see further paragraph 11.1 above), the individual is treated as receiving for UK tax purposes gross income equal to the cash dividend plus the tax credit. The tax credit is set against the individual’s tax liability on that gross income. The result is that a UK resident individual Signet Jewelers Limited Shareholder who is liable to UK income tax at no more than the basic rate will have no further UK income tax to pay on a Signet Jewelers Limited dividend. A UK resident individual Signet Jewelers Limited Shareholder who is liable to UK income tax at the higher rate will have further UK income tax to pay of 22.5 per cent of the dividend plus the related tax credit (or 25 per cent of the cash dividend, assuming that there is no withholding tax imposed on that dividend). For example, a dividend of £80 (without any withholding tax imposed) will carry a tax credit of £8.89. The income tax payable by a higher rate taxpayer would be 32.5 per cent of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax liability of £20.

The UK Government has announced proposals (which are intended to take effect from April 2009) to extend the availability of the tax credits to individuals who own 10 per cent or more of the issued share capital in distributing non-UK companies. The availability of this tax credit will be subject to the company paying the dividend satisfying certain conditions and it is possible that Signet Jewelers Limited will fail to meet those conditions.

Individual Signet Jewelers Limited Shareholders who hold their Signet Jewelers Limited Shares in an ISA and are entitled to ISA-related tax reliefs in respect of the same will not be taxed on the dividends from those Signet Jewelers Limited Shares but are not entitled to recover from HMRC the tax credit on such dividends.

(c)	Stamp duty and SDRT

(i)	The Scheme and the Share Capital Consolidation

No ad valorem United Kingdom stamp duty or SDRT will be payable by Signet Shareholders or by Signet ADS holders as a result of the Scheme or the Share Capital Consolidation.

(ii)	Transfers of Signet Jewelers Limited Shares

In practice, stamp duty should generally not need to be paid on an instrument transferring Signet Jewelers Limited Shares. No SDRT will generally be payable in respect of any agreement to transfer Signet Jewelers Limited Shares or Depositary Interests. The statements in this paragraph summarise the current position on stamp duty and SDRT and are intended as a general guide only. They assume that Signet Jewelers Limited will not be UK managed and controlled and that the Signet Jewelers Limited Shares will not be registered in a register kept in the UK by or on behalf of Signet Jewelers Limited. Signet Jewelers Limited has confirmed that it does not intend to keep such a register in the UK.

(d)	Transactions in securities

Signet Shareholders should note that a clearance has been granted by HMRC under section 707 of the Income and Corporation Taxes Act 1988 and section 701 of the Income Tax Act 2007 that Signet Shareholders and Signet ADS holders should not suffer a counter-acting tax assessment under the transaction in securities rules in sections 703 et seq. of the Income and Corporation Taxes Act 1988 and sections 682 et seq. of the Income Tax Act 2007 (as the case may be) by reference to the Scheme.

11.3	US taxation of shareholders

As used in this discussion, the term “US holder” means a beneficial owner of Signet Shares, Signet ADSs and/or Signet Jewelers Limited Shares who is for US federal income tax purposes: (i) an individual US citizen or resident; (ii) a corporation, or entity treated as a corporation, created or organised in or under the laws of the United States; (iii) an estate the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust if either: (a) a court within the US is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust; or (b) the trust has a valid election in effect to be treated as a US resident for US federal income tax purposes.

If a partnership (or other entity classified as a partnership for US federal tax income purposes) holds Signet Shares, Signet ADSs or Signet Jewelers Limited Shares, the US federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships, and partners in partnerships, holding Signet Shares, Signet ADSs or Signet Jewelers Limited Shares are encouraged to consult their tax advisers.

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INTERNAL REVENUE SERVICE CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS DOCUMENT IS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY HOLDERS FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

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(a)	Certain US federal income tax consequences of the Proposal generally

If you are a US holder of Signet Shares and/or Signet ADSs, you generally should not recognise any taxable gain or loss for US federal income tax purposes upon your receipt of Signet Jewelers Limited Shares under the Proposal. Different rules, however, apply to any cash received in lieu of fractional interests in Signet Jewelers Limited Shares, as discussed further below.

The aggregate tax basis of the Signet Jewelers Limited Shares received by you under the Proposal, including any fractional interests in Signet Jewelers Limited Shares to which you would be entitled but for the special treatment of fractional interests described below, will equal the aggregate tax basis of the Signet Shares and/or Signet ADSs exchanged for Signet Jewelers Limited Shares. The holding period of the Signet Jewelers Limited Shares received will include the holding period of the Signet Shares and/or Signet ADSs exchanged therefor.

(b)	Cash received instead of a fractional interest in Signet Jewelers Limited Shares

Fractional interests in Signet Jewelers Limited Shares will not be issued to former holders of Signet Shares under the Proposal. Instead, any fractional share interests that such holders otherwise would have been entitled to receive will be aggregated and sold in the market and the proceeds will be paid to those shareholders. If you receive cash in respect of a fractional interest in a Signet Jewelers Limited Share, you generally will recognise a taxable gain or loss equal to the difference between the amount of cash received for the fractional share interest and your tax basis in the Signet Shares exchanged which is allocable to the fractional share interest. Any such gain or loss generally will be capital gain or loss, and generally will be long-term capital gain or loss with respect to Signet Shares held for more than one year at the effective time of the Scheme.

(c)	Certain US federal income tax consequences of holding Signet Jewelers Limited Shares

Distributions made with respect to Signet Jewelers Limited Shares will generally be includable in the income of a US holder as ordinary dividend income, to the extent paid out of current or accumulated earnings and profits of Signet Jewelers Limited as determined in accordance with US federal income tax principles. The amount of such dividends will generally be treated as foreign-source dividend income, or, if 50 per cent or more of Signet Jewelers Limited Shares are directly or indirectly owned by US persons, which could be more likely as a result of the change in the parent company of the Signet Group’s primary listing, partly as US-source and partly as foreign-source dividend income in proportion to the earnings from which they are considered paid. Dividend income received from Signet

Jewelers Limited will not be eligible for the “dividends received deduction” generally allowed to US corporations under the US Code. Subject to applicable limitations, including a requirement that the Signet Jewelers Limited Shares be listed for trading on the NYSE, the NASDAQ Stock Market, or another qualifying US exchange, dividends with respect to Signet Jewelers Limited Shares so listed that are paid to non-corporate US holders in taxable years beginning before 1 January 2011 will generally be taxable at a maximum tax rate of 15 per cent.

Gain or loss realised by a US holder on the sale or exchange of Signet Jewelers Limited Shares generally will be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the US holder’s tax basis in the Signet Jewelers Limited Shares and the amount realised on the disposition. Such gain or loss will be long-term capital gain or loss if the US holder held the Signet Jewelers Limited Shares for more than one year. Gain or loss, if any, will generally be US source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

(d)	Information reporting and backup withholding

Cash payments received in the transaction by a US holder (as well as future payments of dividends on, and the proceeds from a sale or other disposition of, Signet Jewelers Limited Shares) may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28 per cent of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a US holder under the backup withholding rules are not additional tax and should be allowed as a refund or credit against the US holder’s US federal income tax liability, provided the required information is timely furnished to the IRS.

(e)	Passive foreign investment company status

A non-US corporation will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if at least 75 per cent of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50 per cent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If either Signet or Signet Jewelers Limited were characterised as a PFIC, US holders would suffer adverse tax consequences, and US federal income tax consequences different from those described above may apply. These consequences may include having gains realised on the disposition of Signet Shares and/or Signet Jewelers Limited Shares treated as ordinary income rather than capital gain and being subject to punitive interest charges on certain distributions and on the proceeds of the sale or other disposition of Signet Shares and/or Signet Jewelers Limited Shares. Signet believes that it is not a PFIC, and that neither Signet nor Signet Jewelers Limited will be a PFIC for the foreseeable future. However, since the tests for PFIC status depend upon facts not entirely within a company’s control, such as the amounts and types of its income and values of its assets, no assurance can be provided that either Signet or Signet Jewelers Limited will not become a PFIC. US holders should consult their own tax advisers regarding the potential application of the PFIC rules to their acquisition of Signet Jewelers Limited Shares pursuant to the Scheme and their ownership of Signet Jewelers Limited Shares acquired in connection with the Scheme.

12	Non UK/US Signet Shareholders

As regards Overseas Shareholders, the Proposal, including the Scheme and Share Capital Consolidation, may be affected by the laws of the relevant jurisdictions. Such Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of Overseas Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case, if, in respect of an Overseas Shareholder (or a person whom the Company or Signet Jewelers Limited reasonably believes to an Overseas Shareholder), the Company or Signet Jewelers Limited is advised that the issue of Signet Jewelers Limited Shares would or might infringe the laws of any jurisdiction outside the United Kingdom or the United States or would or might necessitate compliance with any special requirement with which the Company or Signet Jewelers Limited is unable to comply or which it regards as unduly onerous, clause 3 of the Scheme provides that the Company or Signet Jewelers Limited shall (unless the relevant shareholder satisfies the Company or Signet Jewelers Limited that no such infringement or requirement would apply) be authorised by the Articles to appoint any person to execute as transferor an instrument of transfer transferring, prior to the Scheme Record Time, the Scheme Shares held by such shareholder to a nominee to hold such Scheme Shares on trust for that holder, on terms that such nominee shall sell the Signet Jewelers Limited Shares, if any, that it receives pursuant to the Scheme in respect of such Scheme Shares as soon as practicable following the Effective Date. Any such sale of Signet Jewelers Limited Shares under clause 3 of the Scheme will be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale of Signet Jewelers Limited Shares (after the deduction of all expenses and commissions incurred in connection with such sale, including value added tax, if any) shall be paid to the persons who would, but for clause 3 of the Scheme, have been entitled to receive such Signet Jewelers Limited Shares in accordance with the Scheme.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme.

Notice to persons resident in, or citizens or nationals of, or who have a registered address in New Zealand

It is the intention of the Company that any Scheme Shares whose holders are resident in, or citizens or nationals of, or who have a registered address in, New Zealand will be dealt with in accordance with clause 3 of the Scheme. Accordingly, such persons will not receive any Signet Jewelers Limited Shares and instead will receive the cash proceeds of the sale of the Signet Jewelers Limited Shares to which they would have otherwise been entitled.

Notice to persons resident in, or citizens or nationals of, or who have a registered address in Australia

This document has not been and will not be lodged with the Australian Securities and Investments Commission as a disclosure document under Chapter 6D of the Australian Corporations Act in Australia. Signet does not assume any liability in respect of the requirements of the Australian Corporations Act as to the content of disclosure documents.

The information in this document is general information and is not financial product advice for the purposes of Chapter 7 of the Australian Corporations Act and has been prepared without taking into account your investment objectives, financial circumstances or particular needs. If you have any questions you should consult your legal, investment or other professional adviser.

Notice to persons resident in, or citizens or nationals of, or who have a registered address in Canada

By its receipt of this document, each Canadian investor confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) to be drawn up in the English language only.

The wording in the paragraph immediately below is a French translation of the wording in the paragraph immediately above.

Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Notice to persons resident in, or citizens or nationals of, or who have a registered address in France

Signet Jewelers Limited Shares will not be offered or sold, and copies of this document will not be distributed or caused to be distributed, directly or indirectly, in France except to corporate entities having the status of “qualified investors” (“investisseur qualifié”) and/or to a restricted circle of investors (“cercle restreint d’investisseurs”) all as defined in and in accordance with article L. 411-2 of the French Monetary and Financial Code, in each case acting for their own account, or otherwise in circumstances which have not resulted and will not result in a public offering (“appel public à l’épargne”) in France as defined in article L. 411-1 of the French Monetary and Financial Code.

As required by article 211-4 of the General Regulations of the Autorité des Marchés Financiers, such qualified investors and restricted circle of investors are informed that: (i) no prospectus or other offering documents in relation to the Scheme have been lodged or registered with the Autorité des Marchés Financiers; (ii) they must participate in the offering on their own account, in the conditions set out in articles D. 411-1, D. 411-2, D.734-1, D. 744-1, D. 754-1 and D.764-1 of the French Monetary and Financial Code; and (iii) the direct or indirect offer or sale, to the public in France, of the shares can only be made in accordance with articles L. 411-1, L.411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Monetary and Financial Code.

This document does not constitute and may not be used for or in connection with either an offer to any person to whom it is unlawful to make such an offer or a solicitation (“démarchage”) by anyone not authorised so to act in accordance with articles L. 341-3, L. 341-4 and L. 341-7 of the French Monetary and Financial Code. Accordingly, no shares will be offered, under any circumstances, directly or indirectly, to the public in France.

13	Signet Share Plans

Signet currently operates three share option plans (the Signet UK Inland Revenue Approved Share Option Plan 2003, the Signet International Share Option Plan 2003 and the Signet US Share Option Plan 2003), two sharesave schemes (for UK and Irish resident employees), a Signet Employee Stock Savings Plan under section 423 of the US Code (“US Plan”) and the Signet 2005 Long-Term Incentive Plan for senior executives.

As a result of the Scheme, there will be no further awards granted under the Signet Share Plans and all outstanding awards may be replaced by equivalent awards over Signet Jewelers Limited Shares or, where the rules so provide, exercised.

(a)	Share option plans

There are awards outstanding over approximately 64,078,338 Signet Shares under the three current share option plans and a previous plan which is no longer operated, the 1993 Executive Share Option Scheme, and under share options granted pursuant to the vesting of long term incentive awards under a plan which has terminated. Of these, options over 449,743 Signet Shares are granted at prices below £0.52 (the Signet share price at close of business on 20 July 2008, being the last practicable date before the publication of this document) and so as at that date appear capable of exercise at a gain. Options granted prior to 2003 may be exercised as of right upon sanction of the Scheme and later options only if the Remuneration Committee allows. The holders of all options will be offered the opportunity to replace their existing options with options over Signet Jewelers Limited Shares of equivalent value and on identical terms (but fractional entitlements arising from the adjustment to reflect the Share Capital Consolidation will be ignored).

(b)	Sharesave schemes

There are options outstanding over approximately 4,243,918 Signet Shares under the two sharesave schemes. All options are granted at prices of at least £0.752 and it therefore appears unlikely that any options will be exercised upon the Court sanction of the Scheme as provided under the rules. However, the holders of all options will be offered the opportunity to replace their existing options with options over Signet Jewelers Limited Shares of equivalent value and on identical terms (but fractional entitlements arising from the adjustment to reflect the Share Capital Consolidation will be ignored).

(c)	US Plan

It is estimated that on the basis of the savings made under the US Plan as at 20 July 2008, approximately 1,866,140 Signet Shares could potentially be purchased to date. The US Plan has been altered so that upon the Court sanctioned Scheme becoming effective options will be adjusted so that they subsist over an identical number of Signet Jewelers Limited Shares to the number of Signet Shares over which they currently subsist. Therefore, participants will continue to save in order to acquire Signet Jewelers Limited Shares at the normal expiry of the savings contract at the same price per share as at present subject to an adjustment for the Share Capital Consolidation.

(d)	2005 Long-Term Incentive Plan

There are potential awards over approximately 5,250,777 Signet Shares under the Signet 2005 Long-Term Incentive Plan. None of these shares may be released upon the Court sanction of the Scheme. Under the rules of the Signet 2005 Long-Term Incentive Plan, the Remuneration Committee intends to exercise its discretion to allow the holders of awards a right to replace their existing awards with awards over Signet Jewelers Limited Shares of equivalent value (but fractional entitlements arising from the adjustment to reflect the Share Capital Consolidation will be ignored) and prevent any early vesting of awards as a result of the Court sanction of the Scheme.

14	Adoption of new Signet Jewelers Limited Share Plans

Signet Jewelers Limited has established new employee share plans substantially similar to the existing Signet Share Plans for continuing use after completion of the Proposal. These replacement plans will provide for the use of Signet Jewelers Limited Shares instead of Signet Shares but otherwise will be in substantially similar form to the existing Signet Share Plans, subject to some updating to bring the schemes in line with current practice.

These plans have been established by the Signet Jewelers Limited directors but will not be operated without approval in principle by Signet Shareholders at the Scheme GM. A resolution will therefore be put to Signet Shareholders at the Scheme GM approving in principle the operation of the Signet Jewelers Limited Share Plans.

The Signet Jewelers Limited Remuneration Committee will review the replacement plans during the next year or so following the Effective Date with a view to bringing forward any appropriate new plans, or proposals for changes to the new Signet Jewelers Limited Share Plans. This review will particularly take into account the redomicile and listing of Signet Jewelers Limited on the NYSE and the increasing involvement of the Signet Group in the US.

A summary of the principal features of the new plans is set out below.

(a)	Signet Jewelers Limited Long Term Incentive Plan 2008

The Signet Jewelers Limited Long Term Incentive Plan 2008 is constituted under rules which provide for the making of awards of Signet Jewelers Limited Shares each year by the Signet Jewelers Limited Remuneration Committee. Any awards will normally vest on the third anniversary of award provided the participant remains in employment and any performance conditions which may be set are first satisfied. The intention is to make the initial Signet Jewelers Limited Long Term Incentive Plan 2008 awards to the executive directors, senior management and other senior executives (approximately 22 individuals) in April 2009.

(i)	Eligibility

Any employee (including an executive director) of the Signet Group will be eligible to participate at the discretion of the Signet Jewelers Limited Remuneration Committee.

(ii)	Limit on awards

The maximum award which may be made to any participant in any financial year will be limited to such number of shares as have an aggregate market value not exceeding 160 per cent of the participant’s base salary.

(iii)	Grant of awards

Awards will be made within the period of 42 days of Signet Jewelers Limited’s announcement of its results for any period. Awards may also be made at other times in exceptional circumstances. Awards will be subject to a performance target which will normally be tested at the end of a fixed period of at least 3 years. To the extent any performance targets which may be set are satisfied the participant will receive a combination of the grant of an option over shares in Signet Jewelers Limited and cash, on the basis of a mix of 50 per cent cash and 50 per cent share options.

(iv)	Performance conditions

The plan allows for the Signet Jewelers Limited Remuneration Committee to set any performance conditions which it considers appropriate to support the achievement of Signet Jewelers Limited’s business objectives. Any performance targets which may be set may be discussed with key shareholders as appropriate.

(v)	Leaving employment

The Signet Jewelers Limited Long Term Incentive Plan 2008 allows only a time pro-rated release of an amount, whether in the form of the grant of an option over shares or cash, where a participant leaves early for a good leaver reason. Performance conditions will apply on a pro-rata basis where a participant leaves early.

(vi)	Corporate events

Awards will vest in the event of a takeover, amalgamation, court sanctioned compromise or arrangement resulting in a change of control of Signet Jewelers Limited or winding-up of Signet Jewelers Limited (other than an internal reorganisation) but only to the extent that the Signet Jewelers Limited Remuneration Committee determines that the performance conditions have been satisfied to the date of the relevant event. The number of shares which may be transferred on a corporate event will (unless the Signet Jewelers Limited Remuneration Committee decides otherwise) be further reduced on a time pro-rated basis to reflect the period of time that has elapsed between the start of the performance period and the date of the relevant event.

(b)	Signet Jewelers Limited UK and Irish sharesave plans

The Signet Jewelers Limited Sharesave Plan 2008 for UK employees will be submitted for approval by HMRC and the Signet Jewelers Limited Irish Sharesave Plan 2008 for Irish resident employees may be submitted for approval by the Office of Revenue Commissioners in Dublin. The plans are constituted by rules which provide for the grant of options over Signet Jewelers Limited Shares to be purchased out of the proceeds of a linked SAYE savings account with a recognised savings provider.

(i)	Eligibility

All employees (including executive directors) of the Signet Group who have worked for a qualifying period determined by the board of directors of Signet Jewelers Limited (but not to exceed five years) will be eligible to participate in the Signet Jewelers Limited sharesave plans.

(ii)	Grant price

Options may be granted at an exercise price which is not less than 80 per cent of the middle market quotation of Signet Jewelers Limited Shares on the NYSE or London Stock Exchange dealing days (or average of the three dealing days) immediately prior to the day invitations are sent out.

(iii)	Individual limits

Options may be granted over shares on the basis of savings of up to the statutory limit which in the UK is £250 a month and in the Republic of Ireland is €500 a month, usually for a period of 3 or 5 years.

(iv)	Grant period

Invitations for the grant of options will normally only be issued within the 42 day period following Signet Jewelers Limited’s announcement of results for any period, or there being exceptional circumstances which justify the grant of options at that time. Options will normally be granted within the period of 30 days following the earliest dealing day by reference to which the exercise price of an option was fixed.

(v)	Leaving employment

Normally, options lapse on leaving employment. However, if a participant ceases employment with any company in the Signet Group by reason of death, injury or disability, redundancy, retirement or on the sale of the employing company or business out of the Signet Group, options may be exercised during a six-month period following the cessation of employment. Exercise is also allowed where the participant leaves employment for any other reason, provided that the option has been held for at least three years. If any option is exercised early, the participant may only exercise to the extent of his or her accumulated savings under the savings contract (together with any interest due).

(vi)	Corporate events

Options may be exercised in the event of a takeover, amalgamation, scheme of arrangement or winding-up of Signet Jewelers Limited, to the extent of the accumulated savings under the participant’s savings arrangements (together with any interest due). In the event of another company acquiring control of Signet Jewelers Limited, participants may be allowed to exchange their options for options over shares in the acquiring company and, if the transaction is an internal reorganisation, participants may only have an opportunity to exchange their options.

(c)	Signet Jewelers Limited US Employee Stock Savings Plan 2008

Signet Jewelers Limited has established a US Employee Stock Savings Plan which will be submitted for approval by the Subscriber as the sole shareholder and which is intended to provide for US resident employees a similar savings plan to acquire Signet Jewelers Limited Shares as the sharesave plans provide for UK and Irish employees. The main difference to the sharesave plans is that the options are granted at 85 per cent of the fair market value of the shares at the date of grant and that the savings period is for only 27 months.

(d)	Signet Jewelers Limited share option plans

Signet Jewelers Limited has established three share option plans: the Signet Jewelers Limited International Share Option Plan 2008, the Signet Jewelers Limited US Stock Option Plan 2008 (which will be submitted for approval by the Subscriber as the sole shareholder) and the Signet Jewelers Limited UK Approved Share Option Plan 2008.

(i)	Eligibility

Any employee (including an executive director) of the Signet Group will be eligible to participate at the discretion of the Signet Jewelers Limited Remuneration Committee.

(ii)	Limit on awards

The maximum number of shares over which options may be granted to any participant in any financial year will be limited to such number of shares as have an aggregate market value four times the participant’s base salary.

(iii)	Grant price

Options may be granted at an exercise price which is not less than the middle market quotation of Signet Jewelers Limited Shares on the NYSE or London Stock Exchange dealing days (or average over the three dealing days) immediately prior to the date of grant.

(iv)	Performance conditions

The plan allows for the Signet Jewelers Limited Remuneration Committee to set any performance conditions which it considers appropriate to support the achievement of Signet Jewelers Limited’s business objectives. Any performance targets which may be set may be discussed with key shareholders as appropriate.

(v)	Grant period

Invitations for the grant of options will normally only be issued within the 42 day period following Signet Jewelers Limited’s announcement of results for any period, or there being exceptional circumstances which justify the grant of options at that time.

(vi)	Leaving employment

Normally, options lapse on leaving employment. However, if a participant ceases employment with any company in the Signet Group by reason of death, injury or disability, redundancy, retirement or on the sale of their employing company or business out of the Signet Group, options may be exercised during a six-month period following the cessation of employment. Exercise is also allowed where the participant leaves employment for any other reason, provided that the option has been held for at least three years.

(vii)	Corporate events

Options may be exercised in the event of a takeover, amalgamation, scheme of arrangement or winding-up of Signet Jewelers Limited, to the extent of the accumulated savings under the participant’s savings arrangements (together with any interest due). In the event of another company acquiring control of Signet Jewelers Limited, participants may be allowed to exchange their options for options over shares in the acquiring company and, if the transaction is an internal reorganisation, participants may only have an opportunity to exchange their options.

(e)	Provisions relating to all the Signet Jewelers Limited Share Plans

(i)	Relevant shares

All awards and options under the Signet Jewelers Limited Share Plans will be over Signet Jewelers Limited Shares which may be new issue, treasury shares or purchased by trustees in the market.

(ii)	Non-executive directors

Non-executive directors are ineligible to participate in any of the Signet Jewelers Limited Share Plans.

(iii)	Non-pensionable benefits

All of the benefits under the Signet Jewelers Limited Share Plans are non-pensionable.

(iv)	Non-transferability

Options and awards will not be transferable (other than to the participant’s personal representatives in the event of his or her death).

(v)	Rights attaching to shares

Signet Jewelers Limited common shares to be issued and allotted under the Signet Jewelers Limited Share Plans will rank equally with all other Signet Jewelers Limited Shares then in issue, but will not qualify for dividends or other rights arising by reference to a prior record date.

(vi)	Variations of share capital

The number and price of options may be adjusted in the event of any variation of share capital.

(vii)	Alterations to the schemes

The board of directors of Signet Jewelers Limited may amend the Signet Jewelers Limited Share Plans provided that the prior approval of shareholders is obtained for any amendments to the advantage of participants in respect of eligibility, the limits on participation, the overall limits on the issue of Signet Jewelers Limited Shares, or the transfer of treasury shares, the basis for determining a participant’s entitlement to, and the terms of, Signet Jewelers Limited Shares or cash provided under the Signet Jewelers Limited Share Plans and the adjustment of awards or options. However, shareholders’ approval will not be required for only minor administrative changes or any alteration to take account of any change in legislation or any alteration required to obtain or maintain favourable tax, exchange control or regulatory treatment.

(viii)	Limits on the issue of shares

In any ten year period Signet Jewelers Limited may not issue under the Signet Jewelers Limited Share Plans and any other employee share plan adopted by Signet Jewelers Limited, Signet Jewelers Limited common shares equal to more than 10 per cent of the issued common share capital of Signet Jewelers Limited. In addition, Signet Jewelers Limited may not issue under the Signet Jewelers Limited Long Term Incentive Plan 2008 and any other discretionary employee share plan adopted by Signet Jewelers Limited, Signet Jewelers Limited common shares equal to more than five per cent of the issued common share capital of Signet Jewelers Limited. Treasury shares will count as new issue shares for the purposes of these limits for so long as institutional investor guidelines prescribe that they need to be so counted.

(ix)	Extension of the schemes overseas

The terms of each of the Signet Jewelers Limited Share Plans provide the board of directors of Signet Jewelers Limited with the power to extend the plans to countries outside the US or the UK taking account of local tax, exchange control, or securities laws in the relevant jurisdictions. Awards under any such arrangements for overseas employees will count against the limits on the issue of Signet Jewelers Limited Shares under the Signet Jewelers Limited Share Plans and will not provide participants with benefits greater than those provided under those schemes.

(x)	Termination

None of the Signet Jewelers Limited Share Plans will be operated more than ten years after adoption without the approval of the Signet Jewelers Limited Shareholders, and the Signet Jewelers Limited Remuneration Committee or the board of Signet Jewelers Limited, as appropriate, will regularly review the operation of the Signet Jewelers Limited Share Plans.

15	Action to be taken

Implementation of the Scheme will require the approval of Scheme Shareholders at the Court Meeting which has been convened by order of the Court and which is to be held at Café Royal, 68 Regent Street, London W1B 5EL at 11.30 a.m. on 19 August 2008. The Scheme will also require the approval of Signet Shareholders at the Scheme GM to be held at Café Royal, 68 Regent Street, London W1B 5EL at 11.45 a.m. on the same day (or as soon thereafter as the Court Meeting shall have concluded or been adjourned). If the Scheme becomes effective, it will be binding on all Scheme Shareholders, including any Scheme Shareholders who did not vote to approve the Scheme or who voted against the Scheme.

Signet Shareholders will find enclosed different coloured forms of proxy to be used in connection with the Court Meeting and the Scheme GM (as detailed on page 4 of this document under the heading “Enclosures”). Whether or not Signet Shareholders intend to attend these meetings, they are requested to complete and sign each form of proxy enclosed with this document and return them in accordance with the instructions printed thereon to Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, so as to arrive as soon as possible and in any event at least 48 hours prior to the relevant meeting. If the BLUE forms of proxy relating to the Court Meeting are not lodged by then, they may be handed to the chairman of the Court Meeting before the start of that meeting. However, in the case of the Scheme GM, unless the WHITE form of proxy is lodged so as to be received by the time mentioned in the instructions on that form of proxy, it will be invalid.

The completion and return of the BLUE form of proxy for the Court Meeting will not preclude Signet Shareholders from attending the Court Meeting and voting in person, if they so wish. The completion and return of the WHITE form of proxy will not preclude Signet Shareholders from attending the Scheme GM and voting in person, if they so wish.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Signet Shareholder opinion. You are therefore strongly urged to sign and return both forms of proxy as soon as possible.

Signet ADS holders should read paragraph 10 of this Part II, which contains further important information which is relevant to them. Signet ADS holders are strongly urged to sign and return the ADS Voting Instruction Card as soon as possible.

Participants in Signet Share Plans should read paragraphs 13 and 14 of this Part II, which contains further important information which is relevant to them.

If you are in any doubt as to the action to be taken, please contact one of the helplines shown below.

For Signet Shareholders:

For callers dialling from within the UK, the helpline number is 0871 664 0440.

For callers dialling from outside the UK, the helpline number is +44 20 8639 3443.

Calls to the Capita Registrars’ 0871 664 0440 number are charged at 10 pence per minute (including VAT) plus any of your service provider’s network extras. Calls to the Capita Registrars’ +44 20 8639 3443 number from outside the UK are charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored randomly for security and training purposes. Capita Registrars cannot provide advice on the merits of the Proposal nor give any financial, legal or tax advice.

For Signet ADS Holders:

For callers dialling from within the US, the toll free helpline number is (866) 249-2593.

For callers dialling from outside the US, the toll collect helpline number is + 1 (718) 921-8137.

16	Further information

The text of the Scheme is set out in full in Part V of this document. Details of documents available for inspection are given in paragraph 10 of Part VII of this document.

Yours faithfully,

William Rucker / Paul Gismondi
Managing Directors
Lazard & Co., Limited

PART III

CHANGES IN THE RIGHTS OF SIGNET SHAREHOLDERS AND LEGAL CONSEQUENCES

As a result of the Scheme, Signet Shareholders and Signet ADS holders will be entitled to receive Signet Jewelers Limited Shares. Signet Jewelers Limited is incorporated under the laws of Bermuda and Signet is incorporated under the laws of England and Wales. The following is a summary comparison of material differences between the rights of a Signet Jewelers Limited Shareholder and a Signet Shareholder arising from the differences between the corporate laws of Bermuda and those of England and Wales, the governing instruments of the two companies, and the securities laws and regulations governing Signet and, upon completion of the Scheme, governing Signet Jewelers Limited. The summary of Signet Jewelers Limited’s governing instruments is of those instruments as they are expected to be adopted on the Court making the Scheme Court Order. This summary is not a complete description of the laws of Bermuda or of England and Wales, the other rules or laws referred to in this summary, the Signet Jewelers Limited memorandum of association, the Signet Jewelers Limited Bye-laws or the Signet memorandum of association and the Articles of Association. As at the date of this document, Signet qualifies as a “foreign private issuer” under the SEC’s rules. If, at some future date, Signet Jewelers Limited no longer satisfies this definition, which could be more likely to occur as a result of a primary listing on the NYSE (but could also arise with respect to Signet if the Proposal is not effected), Signet Jewelers Limited would become subject to additional US reporting, disclosure and corporate governance requirements. See “Will US regulation of Signet Jewelers Limited be the same as for Signet?” in question 30 of the “Questions and Answers about the Proposal” section of this document on page 17.

Copies of the Signet Jewelers Limited memorandum of association and Signet Jewelers Limited Bye-laws in the forms to be effective immediately following the Scheme becoming effective are available for inspection at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS and will be available at Café Royal, 68 Regent Street, London W1B 5EL from at least fifteen minutes prior to the start of the Court Meeting until the conclusion of the Scheme GM. The descriptions of the Signet Jewelers Limited memorandum of association and Signet Jewelers Limited Bye-laws contained herein are qualified by reference to the actual documents.

Unless the context otherwise requires, references to “shareholder” or “shareholders” means the person(s) whose name(s) appears on a company’s register of members or shareholders and who are the legal owners of the shares concerned.

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders
Voting Rights

Under the Articles, a shareholder who is present in person or by proxy and entitled to vote at a shareholders’ meeting is entitled to one vote on a show of hands regardless of the number of shares he or she holds. On a poll, each shareholder having the right to vote, including proxies for shareholders, is entitled to one vote for each ordinary share held.	In general, and except as provided below, a shareholder who is present in person or by proxy and entitled to vote at a shareholders’ meeting is entitled to one vote on a show of hands regardless of the number of shares he or she holds. On a poll, each shareholder having the right to vote, including proxies for shareholders, is entitled to one vote for each common share held. Under the Signet Jewelers Limited Bye-laws, subject to certain exceptions, including amalgamations and liquidations, which require a majority of at least three-fourths of the votes cast, any resolutions at any general meeting are generally decided by a simple majority of the votes cast.

Under the Articles, two shareholders present in person or by proxy and entitled to vote on the business to be transacted constitute a quorum for the purposes of a general meeting. Cumulative voting is not recognised under English law.	At any general meeting, two or more members present in person or by proxy at the commencement of the meeting constitute a quorum for the transaction of business.

The Articles provide that resolutions put to a vote at a shareholders’ meeting will be decided on a show of hands, unless a poll is demanded by:	The Signet Jewelers Limited Bye-laws provide that resolutions put to a vote at a shareholders’ meeting will be decided on a show of hands, unless a poll is demanded by:

(1) the chairman of the meeting;	(1) the chairman of the meeting;

(2) the Directors;	(2) at least three shareholders present that have the right to vote on the resolution;

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders
(3) at least three shareholders present that have the right to vote; (4) a shareholder or shareholders representing not less than 10 per cent of the total voting rights of all the	(3) any shareholder or shareholders holding not less than 10 per cent of the total voting rights of all shareholders having the right to vote at such meeting; or

         members having the right to vote at the meeting; or

(5)    any shareholder or shareholders holding shares that have voting rights on the resolution on which the aggregate sum paid on its or their shares is equal to at least 10 per cent of the total sum paid on all the shares having those voting rights on the resolution.

(4)    any shareholder or shareholders holding shares conferring the right to vote, being shares on which the aggregate sum paid on its or their shares is equal to at least 10 per cent of the total sum paid on all the shares having those voting rights on the resolution.

Under English law, ordinary resolutions are, in the first instance, decided on a show of hands and must be approved by at least a majority of the votes cast by shareholders present in person or by proxy. If a poll is demanded, the resolution conducted on a poll must be approved by shareholders representing at least a majority of the total voting rights of shareholders present in person or by proxy who vote on the resolution. Special resolutions, if decided on a show of hands, require the affirmative vote of at least 75 per cent of the votes cast by shareholders present in person or by proxy. If a poll is demanded, a special resolution conducted on a poll must be approved by shareholders representing at least 75 per cent of the total voting rights of shareholders present in person or by proxy who vote on the resolution.

Under the Articles, proxies of shareholders are entitled to attend shareholders’ meetings and to demand or to join in demanding a poll, and vote at shareholders’ meetings on a poll or on a show of hands.	Under the Signet Jewelers Limited Bye-laws, proxies of shareholders are entitled to attend, demand or to join in demanding a poll, and vote at shareholders’ meetings. Proxies of shareholders are also entitled to speak at shareholders’ meetings.

A holder of Signet ADSs is currently not entitled to attend, speak or vote at Signet shareholders’ meetings. Under the current terms of the Signet ADSs, Deutsche Bank Trust Company Americas, as the ADS Depositary, will, to the extent practical, subject to applicable law and the memorandum of association and Articles, vote the Signet Shares underlying the Signet ADSs in accordance with the written instructions of the registered holder of the Signet ADSs. If, however, a holder of Signet ADSs holds Signet ADSs through a brokerage account or otherwise in “street name”, in order to vote, the holder must instruct the registered holder of the Signet ADSs to instruct the ADS Depositary with regard to voting the Signet Shares underlying the holder’s Signet ADSs .	While Signet Jewelers Limited’s register of members will show the DI Depositary Nominee as the legal holder of the Signet Jewelers Limited Shares in respect of which Depositary Interests are granted, the beneficial interests in such Signet Jewelers Limited Shares will remain with the Depositary Interest holder, who will receive all the rights attaching to the Signet Jewelers Limited Shares as it would have done if such holder of Depositary Interests had been on Signet Jewelers Limited’s register of members itself.

Action by Written Consent

Under English law, shareholders of a public company such as Signet are not permitted to pass resolutions by written consent.	Under Bermuda law and subject to the Signet Jewelers Limited Bye-laws, the Bermuda Companies Act provides that shareholders may take action by written consent.

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders
Shareholder Proposals and Shareholder Nominations of Directors

Under English law, shareholders may demand that a resolution be voted on at an annual general meeting if the demand is made: (1) by shareholders holding at least 5 per cent of the total voting power of shares having a right to vote on the resolution; or (2) by at least 100 shareholders holding shares on which there has been paid up an average sum per shareholder of at least £100. The only shareholders who count towards these thresholds are those having at the date of the requisition a right to vote at the annual general meeting to which the resolution relates. The shareholders must deposit the demand at the Company’s registered office at least six weeks before the annual general meeting to which it relates or, if later, at the time at which notice is given of the annual general meeting. In general, resolutions to appoint directors must be put to shareholders on the basis of one resolution for each nominated director. A resolution including more than one director may be presented to be voted upon at a general meeting only if the shareholders have first unanimously approved so doing.

The Bermuda Companies Act provides that shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition is either that number of shareholders representing at least 5 per cent of the total voting rights of all shareholders having a right to vote at the meeting to which the requisition relates or not less than 100 shareholders.

Under the Signet Jewelers Limited Bye-laws, for nominations or other business to be properly brought before an annual general meeting by a shareholder pursuant to the Signet Jewelers Limited Bye-laws, the shareholder must have given timely notice thereof in writing to the company secretary of Signet Jewelers Limited and such other business must otherwise be a proper matter for shareholder action. Notice is considered timely only if given to the company secretary of Signet Jewelers Limited not less than 90 nor more than 120 days prior to the first anniversary of the date of the preceding year’s annual general meeting of shareholders.

Sources and Payment of Dividends

Subject to the prior rights of holders of any preferred shares, an English company may pay dividends on its ordinary shares only out of its distributable profits, defined as accumulated, realised profits less accumulated, realised losses, and not out of share capital, which includes share premiums (being the excess of the consideration for the issue of shares over the aggregate nominal amount of such shares). Amounts credited to the share premium account, however, may be used to pay up unissued shares that may then be distributed to shareholders in proportion to their holdings. In addition, under English law, Signet will not be permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves or if the distribution would result in the amount of its net assets being less than that aggregate. The Board or Signet shareholders may, by ordinary resolution, declare final dividends, but no dividend may be declared by Signet Shareholders in excess of an amount recommended by the Board. The Board has the power under the Articles to pay interim dividends without the approval of shareholders to the extent the financial position of Signet justifies a dividend. A dividend may be paid in any currency or currencies decided by the Board. Signet may agree with a shareholder that any dividend declared or which may become due in one currency will be paid to the member in another currency.

Bermuda law does not permit the declaration or payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that a company is, or after the payment is made would be, unable to pay its liabilities as they become due, or the realisable value of such company’s assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on an issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be utilised in certain limited circumstances, for example, to pay up unissued shares which may be distributed to shareholders in proportion to their holdings as fully paid bonus shares, but is otherwise subject to limitation.

Holders of the common shares are entitled to receive such dividends as lawfully may be declared from time to time by the board of directors.

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders
Rights of Purchase and Redemption

Under English law, a company may issue redeemable shares, subject to any conditions stated in its articles of association. The Articles permit the issuance of redeemable shares. A company may purchase its own shares, if: (a) in the case of an open-market purchase, authority to make the market purchase has been given by an ordinary resolution of its shareholders; or (b) in all other cases, the purchase has first been approved by a special resolution of its shareholders. The Articles authorise Signet to purchase its own shares and Signet was authorised to make certain market purchases by its shareholders at the annual general meeting held on 6 June 2008.	Signet Jewelers Limited, upon a resolution of the board of directors, may generally make purchases of its shares without shareholder approval.

A company may redeem or repurchase shares only if the shares are fully paid and, in the case of public companies, only out of: (1) distributable profits; or (2) the proceeds of a new issue of shares made for the purpose of the repurchase or redemption.	Any repurchased shares by Signet Jewelers Limited would either be cancelled or held as treasury shares in accordance with the Bermuda Companies Act. In addition, Signet Jewelers Limited may only repurchase shares if there are reasonable grounds for believing that it can pay its liabilities as they become due at the time of repurchase and thereafter.

The UK Listing Authority requires that where a company has issued shares that are admitted to the Official List and are convertible into a class of shares to be repurchased, the holders of the convertible shares must first pass a special resolution approving any repurchase at a separate class meeting unless the trust deed or terms of issue of such shares authorised the company to purchase its own shares (LR 12.4.7 and LR 12.4.8).

The UK Listing Authority requires that purchases of 15 per cent or more of any class of share capital of a company whose share capital is admitted to the Official List must be made by way of a tender offer to all shareholders of that class (LR 12.4.2). A tender offer must be made at a stated maximum or at a fixed price.

Purchases below the 15 per cent threshold may be made through the open market, provided that the price paid is not more than 5 per cent above the average market value of the company’s shares for the 5 business days prior to the day the purchase is made (LR 12.4.1).

Meetings of Shareholders

Under the Articles, all general meetings of shareholders will be held at the time and place determined by the directors, unless the directors fail to comply with a request of the shareholders (see below), in which case it will be held at a time and place determined by the shareholders.	Under the Bermuda Companies Act, and subject to the right of shareholders to call special general meetings, general meetings of shareholders will be held at the time and place determined by the directors.

Special Meetings of Shareholders

Under English law, a general meeting of shareholders may be called: (1) by the board of directors; or (2) on the requisition of shareholders holding at least one-tenth of the paid-up capital of the company carrying voting rights at the general meeting.	Under the Signet Jewelers Limited Bye-laws, a special general meeting may be called by Signet Jewelers Limited’s president, chairman or a majority of the directors in office. Under Bermuda law, a special meeting must also be convened by the

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders company on the requisition by the holders of at least 10 per cent of the paid-up voting share capital of a company as provided by the Bermuda Companies Act.

Under the Articles, the notice requirements for general meetings are as follows: (1) in the case of an annual general meeting 21 clear days’ notice; and (2) in any other case 14 clear days’ notice.	Under the Signet Jewelers Limited Bye-laws, notices of all general meetings must specify the place, the date and time of the meeting and, in case of a special general meeting, the general nature of the business to be considered.

In addition, general meetings may be called upon shorter notice if: (1) in the case of an annual general meeting, all the shareholders who are permitted to attend and vote agree to the shorter notice; or (2) in the case of a general meeting, a majority of the shareholders having a right to attend and vote at the meeting and who hold at least 95 per cent by nominal value of the shares which can be voted at the meeting so agree.	Notice must be provided at least 14 clear days prior to a general meeting. However, general meetings may be called on shorter notice if: (1) in the case of an annual general meeting, all the shareholders who are permitted to attend and vote agree to the shorter notice; or (2) in the case of a special general meeting, a majority of the shareholders holding at least 95 per cent by nominal value of the shares which can be voted at the meeting so agree.

“Clear days’ notice” means calendar days and excludes: (1) the date of mailing; (2) the date of receipt or deemed receipt of the notice; and (3) the date of the meeting itself. The Articles provide that documents sent by first class mail are deemed received 24 hours after mailing, and, if sent by second class mail, 48 hours after mailing.

“Special resolutions” generally involve proposals to: (1) change the name of a company; (2) alter its capital structure; (3) change or amend the rights of shareholders; (4) permit a company to issue new shares for cash without applying the shareholders’ pre-emptive rights; (5) amend a company’s objects clause in its memorandum of association; (6) amend a company’s articles of association; or (7) carry out other matters for which a company’s articles of association or the Companies Acts prescribe that a “special resolution” is required.

Appraisal Rights

While English law does not generally provide for appraisal rights, a shareholder may apply to a court and the court may specify terms for the acquisition that it considers appropriate as described under “Shareholders’ Votes on Certain Transactions” below.	In the case of an amalgamation, a shareholder may apply to the Bermuda Supreme Court for an appraisal of such shareholder’s shares if such shareholder is not satisfied that fair value has been paid for such shares. The company would have the right to pay such shareholder the court appraised value of such shares or to terminate the amalgamation.

Pre-emptive Rights

Under English law, the issuance for cash of: (1) equity securities, being those which, with respect to dividends or capital, carry a right to participate beyond a specified amount; or (2) rights to subscribe for or convert into equity securities, must be offered first to the existing equity shareholders in proportion to the respective nominal values of their holdings, unless a special resolution to the contrary has been passed by shareholders in a general meeting.	Under Bermuda law, unless otherwise provided in a company’s bye-laws, shareholders of a company are not entitled to pre-emptive rights. The Signet Jewelers Limited Bye-laws do not provide for pre-emptive rights.

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders
At its annual general meeting in 2008, Signet passed, as is the custom of many English companies whose shares are listed on the Official List and admitted to trading on the London Stock Exchange, a resolution to authorise the Directors of Signet to allot equity securities of nominal value equal to 5 per cent of Signet’s issued share capital, without these pre-emption rights.

Amendment of Governing Instruments

Under English law, shareholders have the power to amend: (1) the objects, or purpose, clause in a company’s memorandum of association; and (2) any provisions of a company’s articles of association, by special resolution, subject to, in the case of amendments to the objects clause of the memorandum of association, the right of dissenting shareholders to apply to the courts to cancel the amendments.	Under the Bermuda Companies Act, a company’s bye-laws may be amended only by both a resolution passed by the board of directors and a resolution passed by the shareholders. Under the Signet Jewelers Limited Bye-laws, an affirmative vote of not less than 75 per cent of the directors then in office and of the holders of 75 per cent of the total combined voting power of all issued shares of the company is required to amend certain of the Signet Jewelers Limited Bye-laws.

Under English law, the board of directors is not authorised to change the memorandum of association or the articles of association. See “Share Class Rights” below.

Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval by special resolution of the classes affected in separate class meetings. See “Share Class Rights” below.

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Under Bermuda law, the holders of an aggregate of not less than 20 per cent in par value of a company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Bermuda Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering a company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favour of the amendment.

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders
Preference Shares

Subject to the rights of any existing shareholders, the Articles permit Signet to issue new shares with any rights granted to holders of such shares, including rights of priority over the Signet Shares.

Subject to the Signet Jewelers Limited Bye-laws and Bermuda law, the board of directors has the power to issue any of Signet Jewelers Limited’s unissued shares as it determines, including the issuance of any shares or class of shares with preferred, deferred or other special rights.

Subject to certain limitations contained in the Signet Jewelers Limited Bye-laws and any limitations prescribed by applicable law, the board of directors is authorised to issue preference shares in one or more series and to fix the designation, powers, preferences and rights and the qualifications, limitations or restrictions of such shares, including but not limited to dividend rates, conversion rights, voting rights, terms of redemption/repurchase (including sinking fund provisions), redemption/repurchase prices and liquidation preferences, and the number of shares constituting, and the designation of, any such series, without further vote or action by shareholders. Immediately following the Share Capital Consolidation there will be 500,000,000 unissued undesignated preference shares.

Share Class Rights

The Articles provide that:

(1)    the rights of any class of shares may (unless the rights attached to the shares of the class otherwise provide) only be changed with the consent in writing of 75 per cent of the total nominal value of shares of that class or by a special resolution passed at a separate class meeting of the holders of the relevant class of shares;

(2)    the quorum required for the separate class meetings is at least two people who hold, or act as proxies for, at least one-third of the total nominal value of the existing shares of the class, except that at any adjournment of a class meeting one shareholder constitutes a quorum, regardless of the number of shares that person holds; and

(3)    every holder of shares of a class having a separate class meeting is entitled, on a poll, to one vote in respect of each share held.

The rights attached to any class or series may be amended with the written consent of the holders of 75 per cent of the issued shares of the class or series being affected or with the sanction of a resolution passed by 50 per cent of the votes cast at a separate general meeting of the holders of the shares of the class or series at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class.

Shareholders’ Votes on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganisations or takeovers. These arrangements require the approval of: (1) a

The Bermuda Companies Act permits an amalgamation between two or more Bermuda companies, or between one or more Bermuda “exempted companies” and one or more foreign companies. Under Bermuda law, Signet Jewelers Limited is an “exempted company”.

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders
majority in number of each class of shareholders or creditors representing at least 75 per cent in value of the capital held by or debt owed to that class present and voting in person or by proxy at special meetings convened by order of the Court; and (2) the Court.	The Signet Jewelers Limited Bye-laws require the amalgamation agreement to be approved by: (1) a resolution passed by members holding at least 75 per cent of the total voting rights attaching to all the issued shares in the capital of the Company entitled to vote on such a resolution and the quorum for a meeting convened to pass such a resolution is two persons present representing in person or by proxy in excess of 50 per cent of such voting rights entitled to vote on such resolution and present throughout the meeting; or (2) in the case of an amalgamation agreement approved by the board of Signet Jewelers Limited prior to the commencement of the meeting, a resolution passed by simple majority of the votes cast by those members attending and voting at such meeting and the quorum for such a meeting is two or more persons present in person or by proxy.

Once approved, sanctioned and effective, all shareholders and creditors of the relevant class and the company are bound by the terms of the scheme, and a dissenting shareholder would have no rights comparable to appraisal rights provided under the corporate laws of most US states.	As a Bermuda company, Signet Jewelers Limited may enter into certain business transactions with significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders with prior approval from the board of directors but without obtaining prior approval from the company’s shareholders.

Additional limitations are described below under “Takeovers of Public Companies”.

Under the rules of the UK Listing Authority, shareholder approval:

(1)    is usually required for an acquisition or disposal by a listed company if, generally, the size of the company or business to be acquired or disposed of represents 25 per cent or more of the assets, profits, or gross capital of the listed company or if the consideration to be paid represents 25 per cent or more of the aggregate market value of the listed company’s equity shares (LR 10.5); and

(2)    may also be required for an acquisition or disposal of assets between a listed company and parties, including:

(a)    any person who is, or was in the last 12 months preceding the date of the transaction, a director or shadow director of the company or its subsidiaries;

(b)    any person who is, or was in the last 12 months preceding the date of the transaction, a holder of 10 per cent or more of the nominal value of any class of the company’s or any holding company’s or its subsidiary’s shares having the right to vote; or

(c)    any of their associates (LR 11.1.4 and LR 11.1.7).

The corresponding rules of the UK Listing Authority regarding shareholder approval do not apply to Signet Jewelers Limited. However, Signet Jewelers Limited is prohibited from engaging, under certain circumstances, in a business combination (as defined in the Signet Jewelers Limited Bye-laws) with any interested shareholder (as defined in the Signet Jewelers Limited Bye-laws) for three years following the date that the shareholder became an interested shareholder. A “business combination” is defined to include, among other things, a merger or consolidation involving the company and the interested shareholder and a sale of more than 10 per cent of the company’s assets. In general, an “interested shareholder” is defined as any entity or person beneficially owning 15 per cent or more of the company’s voting shares and any entity or person affiliated with or associated with that entity or person;

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders
Rights of Inspection

Except when closed pursuant to the Companies Act, the register and index of names of shareholders of an English company may be inspected: (1) for free, by its shareholders; and (2) for a fee by any member of the public.

In both cases, the documents may be copied for a fee.

The shareholders of an English public company may also inspect, without charge: (1) minutes of meetings of the shareholders and obtain copies of the minutes for a fee; and (2) service contracts of the company’s directors and obtain copies of the contracts for a fee. In addition, the published annual accounts of a public company are required to be available for shareholders at a general meeting and a copy of these accounts must be sent to every shareholder.

The shareholders of Signet do not have rights to inspect the accounting records of Signet or minutes of meetings of its Directors.

Members of the general public have the right to inspect Signet Jewelers Limited’s public documents available at the office of the Registrar of Companies in Bermuda, which will include its memorandum of association (including its objects and powers), any increase or reduction of its authorised capital and copies of any prospectuses issued. Signet Jewelers Limited’s register of members and register of directors and officers are also open to inspection by members of the public without charge. Signet Jewelers Limited’s shareholders have the additional right to inspect its bye-laws, minutes of general meetings and audited financial statements. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Standard of Conduct for Directors

Under English law, a director has fiduciary and certain statutory duties. The general statutory duties of directors are:

(1)    to act in accordance with their powers;

(2)    to promote the success of the company for the benefit of members as a whole;

(3)    to exercise independent judgement; and

(4)    to exercise reasonable care, skill and diligence.

In promoting the success of a company, the directors must have regard to the following factors:

(1)    the likely consequences of any decision in the long term;

(2)    the interests of employees;

(3)    the need to foster business relationships with suppliers, customers and others;

(4)    the impact of operations on the community and environment;

(5)    the desirability of maintaining high standards of business conduct; and

(6)    the need to act fairly between members of the company.

See   also “Liability of Directors and Officers” below.

The Bermuda Companies Act imposes a duty on directors and officers of a Bermuda company:

(1)    to act honestly and in good faith, with a view to the best interests of such company; and

(2)    to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Bermuda Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of such company. The Bermuda Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, such court may relieve him, either wholly or partly, from any liability on such terms as such court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of a company against such officers. The Signet Jewelers Limited Bye-laws, however, provide that each of the company’s present and future shareholders waive all claims or rights of action that such shareholder might have, individually or in the right of the company, against any of the directors or officers for any act or failure to act in the performance of the duties of such director or officer, provided that this waiver does not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer.

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders

A director of a company who has any direct or indirect interest in a contract or proposed contract with the Company must declare his interest at a Board meeting.

In the Articles the Board has the power to authorise matters where a Director has or can have a direct or indirect interest that conflicts or may conflict with that of the Company. No interested Director can count towards the quorum at the meeting considering the matter or have his vote counted when authorising the conflict. This reflects a change to the law which will come into force from 1 October 2008. The Director’s duty to declare his interest in any contracts with the Company will remain.

Under Bermuda law and the Signet Jewelers Limited Bye-laws, a transaction entered into by Signet Jewelers Limited, in which a director has an interest, will not be avoidable by the company, and such director will not be liable to the company for any profit realised pursuant to such transaction, provided the nature of the interest is duly disclosed to the board of directors or an appropriate board committee. In addition, the Signet Jewelers Limited Bye-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which the director has an interest following a declaration of the interest to the board of directors or an appropriate board committee, provided that the director is not disqualified from doing so by the chairman of the meeting.

Retirement by rotation of the Board of Directors

The Articles provide that, at each annual general meeting any Director who was elected or last re-elected a Director at or before the annual general meeting held in the third calendar year before the current year shall retire by rotation. These retired directors will be eligible for re-election at that annual general meeting.	The Signet Jewelers Limited Bye-laws provide that the number of directors will be determined by the board of directors subject to a maximum of 15. Each director generally will serve a three year term, with retirement staggered.

Majority Voting for Directors

Under English law, at any general meeting held for the purpose of electing directors at which a quorum is present, director nominees receiving a majority of votes cast at the meeting will be elected as directors, provided that every such appointment must be voted on individually by a single resolution unless otherwise agreed by a previous resolution which was passed unanimously. The shareholders may also by a majority of votes remove a director and appoint another person as a director in his place, provided that special notice of the resolution to remove the director should be given to Signet at least 28 days before the meeting at which it is moved.

Under the Signet Jewelers Limited Bye-laws, at any general meeting held for the purpose of electing directors at which a quorum is present, each director nominee receiving a majority of the votes cast at the meeting will be elected as a director.

However, if the number of nominees exceeds the number of positions available for the election of directors, the directors so elected shall be those nominees who have received the greatest number of votes (and an absolute majority of the votes cast is not a prerequisite).

Removal of Directors

Under the Companies Act, shareholders may remove a director without cause by ordinary resolution, irrespective of any provisions of the service contract the director has with the company, provided that special notice of the resolution to remove the director is given to Signet at least 28 days before the meeting at which it is moved.	Shareholders may remove a director at any special general meeting convened and held in accordance with the Signet Jewelers Limited Bye-laws by a resolution comprising the affirmative vote of not less than 75% per cent of the votes attaching to all Signet Jewelers Limited Shares, provided that the notice of the meeting convened for the purpose of removing the director contains a statement of the intention so to do and is served on such director not less than 14 days before the meeting.

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders
Vacancies on the Board of Directors

Signet Shareholders may by ordinary resolution appoint a person to be a director: (1) to fill a vacancy; or (2) to become an additional director, subject to any maximum provided in Signet’s Articles.	Vacancies on the board of directors can be filled by the board of directors if the vacancy occurs as a result of, among other things, death, disability, disqualification, removal or resignation of a director, or an increase in the size of the board of directors. Shareholders have the right to fill a vacancy created by the removal of a director at the meeting at which the director is removed.

The Board has the power to appoint a director:

(1)    to fill a vacancy; or

(2)    to become an additional director, subject to any maximum provided in Signet’s Articles,

to serve until the next annual general meeting of the Company, whereupon the director concerned is required to retire but will be eligible for election.

The Board currently consists of ten members made up of four executive directors and six non-executive directors.

Liability of Directors and Officers

English law does not permit a company to exempt any director of the company from any liability arising from negligence, default, breach of duty or breach of trust against the company.	The Signet Jewelers Limited Bye-laws provide that none of Signet Jewelers Limited’s officers, directors or employees will be personally liable to Signet Jewelers Limited or its shareholders for any action or failure to act to the fullest extent permitted by law.

However, a company may by ordinary resolution ratify a director’s conduct amounting to negligence, default, breach of duty or breach of trust (note however a shareholder’s right to bring an action against the company in certain circumstances as set out in “Shareholders’ Suits” below). The director in question and any shareholders connected with him are not entitled to vote on the resolution. Shareholders can also ratify acts of directors by unanimous consent.	See also “Standard of Conduct for Directors” above.

Indemnification of Directors, Officers and Auditors, and Insurance

English law does not permit a company to indemnify a director or officer of the company or of an associated company against any liability arising from negligence, default, breach of duty or breach of trust in relation to the company of which he is a director or officer. However, a company is permitted to make a loan to a director to provide him with funds to meet expenditure incurred or to be incurred in connection with:

(1)    defending any criminal or civil proceeding in which judgment is entered in favour of the director or officer or the director or officer is acquitted; or

(2)    proceedings in which the director or officer is held liable, but the court finds that he acted honestly and reasonably and that relief should be granted; or

(3)    proceedings in which the director is defending himself in an investigation by a regulatory authority or against action proposed to be taken by a regulatory authority.

Pursuant to the Signet Jewelers Limited Bye-laws, Signet Jewelers Limited will indemnify its officers and directors to the fullest extent permitted by Bermuda law. Such indemnity will extend, without limitation, to any matter in which an officer or director of Signet Jewelers Limited may be guilty of negligence, default, breach of duty or breach of trust in relation to Signet Jewelers Limited or any of its subsidiaries, provided that this indemnity will not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer.

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders
In addition Signet may make provision for indemnities against liability incurred by members of the Board to persons other than Signet or an associated company provided such provisions do not provide any indemnity against:

(1)    liability of the director to pay any fine imposed in criminal proceedings or any penalty payable to a regulatory authority in respect of non-compliance with any requirement of a regulatory nature; or

(2)    any liability incurred by the director in defending criminal proceedings in which he is convicted, in defending civil proceedings brought by Signet or an associated company in which judgment is given against him, or in connection with an application for relief in which the court refuses to grant him relief.

In addition Signet may make provisions indemnifying a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with the company’s activities as trustee of the scheme provided that the provision does not provide any indemnity against:

(1)    any liability of the director to pay a fine imposed in criminal proceedings or a penalty payable to a regulatory authority in respect of non-compliance with any requirement of a regulatory nature; or

(2) any liability incurred by the director in defending criminal proceedings in which he is convicted.

The Articles provide that, to the extent permitted by the Companies Act, every director of Signet or a director of any associated company may be indemnified against liabilities he incurs in relation to Signet or any associated company and any person who is or was a director of an associated company that is a trustee of an occupational pension scheme may be indemnified in connection with that company’s activities as an occupational pension scheme.

English law does not permit a company:

(1)    to exempt an auditor from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company occurring in the course of the audit of accounts; or

(2)    to provide directly or indirectly an indemnity for an auditor of the company or an associated company against any liability in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is auditor occurring in the course of the audit of accounts.

Signet may however indemnify an auditor against any liability incurred by him in defending civil or criminal proceedings in which judgment is given in his favour or he is acquitted or where relief is granted to him by the court in the case of honest and reasonable conduct.

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders
In addition, Signet may enter into an agreement limiting the amount of liability owed to it by its auditor in respect of any negligence, default, breach of duty or breach of trust occurring in the course of the audit of accounts. Such an agreement must comply with the Companies Act and be approved by Signet’s shareholders.

The Companies Act allows companies to purchase and maintain insurance for directors, officers and auditors against any liability arising from negligence, default, breach of duty or breach of trust against the company. Signet maintains directors’ and officers’ insurance.	The Bermuda Companies Act enables companies to purchase and maintain, and the Signet Jewelers Limited Bye-laws permit Signet Jewelers Limited to purchase and maintain, insurance for directors and officers against any liability arising from negligence, default, breach of duty or breach of trust against the company.

Shareholders’ Suits

The Companies Act permits a shareholder whose name is on the register of members of the company to apply for a court order: (1) when the company’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or (2) when any actual or proposed act or omission of the company is or would be so prejudicial. A court has wide discretion in granting relief, and may authorise civil proceedings to be brought in the name of the company by a shareholder on terms that the court directs.	Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in Signet Jewelers Limited’s name to remedy a wrong done to the company where the act complained of is alleged to be beyond Signet Jewelers Limited’s corporate power or is illegal or would result in the violation of the memorandum of association or Signet Jewelers Limited Bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of shareholders than actually approved it.

English law also permits actions by shareholders on behalf of the company or on behalf of other shareholders in circumstances where there is an actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director of the company.

Before such proceedings can be brought, the applicant is required to show a prima facie case against the defendant and the claim can only proceed with the court’s permission.

The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. The Signet Jewelers Limited Bye-laws provide that all present and future shareholders waive all claims or rights of action that they might have, individually or in the right of the company, against any of the company’s directors or officers for any action or failure to act in the performance of the duties of such director or officer, provided that such waiver does not extend to any matter in which such director or officer in respect of any fraud or dishonesty which may attach to such officer or director.

In order to become a Signet Shareholder and enforce these rights under English law, holders of Signet ADSs will be required to withdraw from the ADS Depositary at least one of their Signet Shares underlying the Signet ADSs so that their name is entered on the register of members.	In order to become the legal holder of Signet Jewelers Limited Shares and appear on Signet Jewelers Limited’s register of members, a holder of Depositary Interests should withdraw their underlying Signet Jewelers Limited Shares by using standard CREST messages so that they hold their Signet Jewelers Limited Shares in certificated form.

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders
Takeovers of Public Companies

A takeover of Signet would be regulated by the Takeover Code administered by the Panel, a body consisting of representatives of the City of London financial and professional institutions, which oversees the conduct of takeovers.	There is no equivalent to the Takeover Code in Bermuda. However, directors have fiduciary duties to act in the best interests of the company as a whole.

The Takeover Code provides that the person making an offer is obliged to comply with a strict takeover timetable and that he is also restricted in his ability to make announcements and, having made a relevant announcement, is obliged to adhere to the terms thereof.	The Signet Jewelers Limited Bye-laws also contain certain provisions that may impede or delay an unsolicited takeover of the company under certain circumstances. For example, under the Signet Jewelers Limited Bye-laws:

All holders of the securities of the target company of the same class must be treated equally and, as such, special or favourable deals between the person making the offer and the shareholders of a target company are prohibited.

The Takeover Code imposes a high degree of transparency by requiring, amongst others, the person making the offer, the target company and their respective “associates” to disclose publicly their dealings in relevant securities. If the person making the offer fails to complete an offer, he is prohibited from making another offer within twelve months.

The Takeover Code provides that when:

(1)    any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which, together with shares which any persons acting in concert with him are interested, represent 30 per cent or more of the voting rights of a company; or

(2)    any person, together with persons acting in concert with him, is interested in shares which carry at least 30 per cent but not more than 50 per cent of the voting rights and that person, or any person acting in concert with him, acquires any additional shares, the person must generally make an offer for all of the classes of equity shares of the company, whether voting or non-voting, and also to holders of any class of transferable securities carrying voting rights, for cash, or accompanied by a cash alternative, at not less than the highest price paid by the persons or these persons for the relevant shares during the 12 months preceding the date of the offer.

•   Signet Jewelers Limited is prohibited from engaging, under certain circumstances, in a business combination (as defined in the Signet Jewelers Limited Bye-laws) with any interested shareholder (as defined in the Signet Jewelers Limited Bye-laws) for three years following the date that the shareholder became an interested shareholder. A “business combination” is defined to include, among other things, a merger or consolidation involving the company and the interested shareholder and a sale of more than 10 per cent of the company’s assets. In general, an “interested shareholder” is defined as any entity or person beneficially owning 15 per cent or more of the company’s voting shares and any entity or person affiliated with or associated with that entity or person;

•   the board of directors, without further shareholder action, is permitted by the Signet Jewelers Limited Bye-laws to issue preference shares, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of additional series. The rights of preferred shareholders may supersede the rights of common shareholders;

•   the board of directors retire by rotation with the election years of the members staggered such that one third of the members are elected each year; and

•   the board of directors is authorised to expand its size and fill vacancies.

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders

Under English law, a director of a company has a statutory duty to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of the members as a whole. Generally, anti-takeover measures are not actions that fall within this category. Under the Takeover Code, a company is prohibited from taking any action without the approval of its shareholders at a general meeting when:

(1) a bona fide offer has been communicated to its board of directors; or (2) its board of directors believes that a bona fide offer is imminent,

if such action could effectively result in the offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

The Companies Act provides: (1) that, where a takeover offer is made for the shares of a company incorporated under the Companies Acts; and (2) at any time before the end of the period within which the offer can be accepted, the offeror has acquired or unconditionally contracted to acquire at least 90 per cent in value of the shares to which the offer relates or 90 per cent in value of the shares of any class to which the offer relates, the offeror may require shareholders who do not accept the offer to transfer their shares on the terms of the offer. A dissenting shareholder may object to the transfer or its proposed terms by applying to the court within six weeks of the date on which notice of the transfer was given. In the absence of fraud or oppression, the court is unlikely to order that the acquisition shall not take effect, but it may specify terms of the transfer that it finds appropriate. A minority shareholder is also entitled in these circumstances, in the alternative, to require the offeror to acquire his shares on the terms of the offer.	Bermuda law provides that, where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90 per cent of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice, objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Disclosure of Interests

The Disclosure and Transparency Rules provide that where any person acquires a relevant interest in shares in an issuer so that the percentage of voting rights held by that person, directly or indirectly, reaches, exceeds or falls below 3 per cent (and each 1 per cent threshold thereafter up to 100 per cent) that person must notify the issuer of the percentage of voting rights they hold as soon as possible and at the latest within two trading days (DTR 5.1.2 and DTR 5.8.3).

This requirement applies to holders of Signet Shares.

There is no similar legislation in Bermuda that would require disclosure of material interests in a Bermuda company. However, provided Signet Jewelers Limited is listed on the Official List as intended the disclosure requirements under the Disclosure and Transparency Rules will continue to apply to holders of Signet Jewelers Limited Shares, except that as a “non-UK issuer” the relevant interest thresholds for disclosure will be 5 per cent, 10 per cent, 15 per cent, 20 per cent, 25 per cent, 30 per cent, 50 per cent and 75 per cent (rather than 3 per cent and each 1 per cent threshold thereafter up to 100 per cent) (DTR 5.1.2).

Also, since Signet Jewelers Limited Shares will be registered under section 12 of the Exchange Act, beneficial owners of more than 5 per cent of any

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders class of the company’s shares that are registered under section 12 of the Exchange Act must be reported along with specified information to the SEC by filing a Schedule 13G or 13D.

In addition, the Companies Act provides that a public company may, by notice in writing, require a person whom the company knows is, or has cause to believe to be, or to have been within the three preceding years, interested in the company’s issued voting share capital to: (1) confirm whether this is or is not the case; and (2) if this is the case, to give further information that the company requires relating to his interest or any other interest in the company’s shares of which he is aware.	In addition, the Signet Jewelers Limited Bye-laws provide that Signet Jewelers Limited may, by notice in writing, require a person whom Signet Jewelers Limited knows is, or has reasonable cause to believe to be, or to have been within the three preceding years, interested in Signet Jewelers Limited’s issued voting share capital to: (1) confirm whether this is or is not the case; and (2) if this is the case, to give further information that Signet Jewelers Limited requires relating to his interest or any other interest in Signet Jewelers Limited Shares of which he is aware.

Holding Signet ADSs will generally constitute holding an interest in the underlying Signet Shares and subject such holders to the requirements described above.	Holding Depositary Interests will generally constitute holding an interest in the underlying Signet Jewelers Limited Shares and subject such holders to the requirements described above.

When the notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restrictions prohibiting, among other things:	When the notice is served by Signet Jewelers Limited on a person who is or was interested in Signet Jewelers Limited Shares and that person fails to give Signet Jewelers Limited any information required by the notice within the time specified in the notice (being a period of no less than 5 days), that person may be subject to certain restrictions prohibiting, among other things:

(1) any transfer of the shares;	(1) any transfer of the shares;

(2) the exercise of voting rights;	(2) the exercise of voting rights;

(3) the issue of further shares; and	(3) the issue of further shares; and

(4) other than in a liquidation, dividends and other payments.	(4) other than in a liquidation, dividends and other payments.

Subject to exceptions in limited circumstances, any agreement to transfer shares which are subject to restriction (1) above is void. In respect of an interest in shares that is less than 0.25 per cent of the relevant class of shares in a company whose shares are traded on the London Stock Exchange, the restrictions extend only to prohibition on attending and voting at shareholders’ meetings (LR 9.3.9).	Subject to exceptions in limited circumstances, the board of Signet Jewelers Limited may refuse to register a transfer of shares which are subject to restriction (1) above. In respect of an interest in shares that is less than 0.25 per cent in nominal value of the issued shares of their class, the restrictions extend only to prohibition on attending and voting at shareholders’ meetings.

The Articles provide that the Board may impose the restrictions on shareholders set forth in the above paragraph, which restrictions are normally imposed by the court in the event a notice is served. In addition, holders of Signet ADSs are required to comply with specified US securities law requirements, including filing Schedules 13D or 13G with respect to their beneficial ownership of the underlying Signet Shares if they beneficially hold more than 5 per cent of the issued Signet Shares outstanding.

Signet is required by the Listing Rules to disclose in its annual report the identity and share interests of its Directors and any persons connected with them, as

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders defined in the Companies Act, and of any person with an interest of 3 per cent or more in its ordinary shares, including ordinary shares underlying Signet ADSs (LR 9.8.6).

Insider Dealing and Market Abuse

Directors of Signet are subject to applicable UK legislation prohibiting insider dealing and market abuse.	Directors of Signet Jewelers Limited will be subject to the UK legislation prohibiting insider dealing and market abuse.

The Directors have to comply with the Model Code of the UK Listing Authority that has been adopted by Signet, which provides that the Directors must not be given clearance to deal in securities of the Company on considerations of a short term nature (LR 9.2.8 and LR 9 Annex 1). The Model Code also places additional restrictions on trading during periods prior to the announcement of a company’s results or when in the possession of inside information (LR 9 Annex 1).	However, following the Scheme becoming effective, directors of Signet Jewelers Limited will not be required to comply with the Model Code of the UK Listing Authority that has been adopted by Signet.

Shareholder Circulars, Notices and Reports to Shareholders

Signet is governed by the Companies Acts and the Listing Rules regulating notices of shareholder meetings, which generally provide that notice of a shareholder meeting must be accompanied by:

(1)    a shareholder circular containing an explanation of the purpose of the meeting; and

(2)    recommendations of the board of directors with respect to actions to be taken (LR 13.3.1).

Signet Jewelers Limited will not be subject to the requirements of the Companies Acts or the requirements of the UK Listing Authority relating to the content of notices to shareholders. However, it will be subject to US securities rules and will be subject to the Bermuda Companies Act.

In addition, Signet sends Signet Shareholders a copy of its annual report and accounts or a summary thereof.	In addition, Signet Jewelers Limited will send or make available to Signet Jewelers Limited Shareholders a copy of its annual report and accounts or a summary thereof.

In addition, under the Listing Rules, Signet is currently required to announce and/or send to shareholders details relating to certain acquisitions, dispositions, takeovers, mergers and offers either made by or in respect of the Company, depending on their size and importance (LR 10).

Reporting Requirements

As a “foreign private issuer” in the United States, Signet is required to comply with US securities rules applicable to “foreign private issuers” relating to the periodic reporting of information regarding Signet. These disclosures include annual reports on Form 20-F that must be filed with the SEC after the end of each fiscal year, and current reports on Form 6-K that must be furnished to the SEC promptly following certain specified events.	Signet Jewelers Limited will be required to comply with the US securities rules applicable to “foreign private issuers”. These disclosures are set out adjacent.

Signet is required under the Listing Rules and the DTRs to notify the UK Listing Authority of:	Signet Jewelers Limited will be required to comply with the DTRs which contain the notification requirements to the UK Listing Authority set out in (1), (2) and (5) opposite (subject to the changes in thresholds described under “Disclosure of Interests” above).

(1) any information relating to its business which is not public knowledge and may lead to a substantial movement in its share price (DTR 2.2.1);

Provisions currently applicable to Signet Shareholders	Provisions that will be applicable to Signet Jewelers Limited Shareholders
(2) notifications received by it from persons holding an interest in 3 per cent or more of any class of the Company’s share capital (DTR 5.8.12);

(3) any changes in its board of directors (LR 9.6.11);

(4) any purchase or redemption by it of its own equity securities (LR 9.6.4);

(5) interests of Directors in its shares or debentures (DTR 3.1.4); and

(6) changes in its capital structure (LR 9.6.4).

Compliance with the Listing Rules

As an issuer with a primary listing on the Official List, Signet is required to comply with Listing Rules 1 to 13.

As an issuer with a secondary listing on the Official List, Signet Jewelers Limited will not subject to the full “super-equivalent” obligations that apply to an issuer with a primary listing. In particular, as a company with a secondary listing on the Official List, Signet Jewelers Limited will not be required to, and does not intend to, comply with the provisions of:

•   Chapter 6 of the Listing Rules relating to additional requirements for listings of equity securities;

•   Chapter 7 of the Listing Rules relating to the Listing Principles;

•   Chapter 8 of the Listing Rules regarding the appointment of a listing sponsor to guide a company in understanding and meeting its responsibilities under the Listing Rules;

•   Chapter 9 of the Listing Rules relating to the continuing obligations of a company after admission (and including the requirements of the Model Code);

•   Chapter 10 of the Listing Rules relating to significant transactions;

•   Chapter 11 of the Listing Rules regarding related party transactions;

•   Chapter 12 of the Listing Rules regarding purchases by a company of its own shares; and

•   Chapter 13 of the Listing Rules regarding the form and content of circulars to be sent to Shareholders.

Combined Code

Under the Listing Rules, Signet is currently required to comply with the relevant provisions of section 1 of the Combined Code or explain any non-compliance with these provisions (LR 9.8.6).	Signet Jewelers Limited, as a non-UK company, will not be required to comply with the Combined Code, but the board of directors of Signet Jewelers Limited will continue to have due regard for the principles of the Combined Code.

PART IV

CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME

1.	The Scheme will be conditional upon:

(a)	approval of the Scheme by a majority in number of those Scheme Shareholders who are present and vote either in person or by proxy at the Court Meeting and who represent 75 per cent or more in value of all Scheme Shares held by such Scheme Shareholders and which are voted at the Court Meeting;

(b)	the special resolution of the Company set out in the notice of the Scheme GM at Part X of this document, being duly passed by the requisite majority at the Scheme GM. This special resolution includes that, for the purposes of the Scheme:

(i)	the Directors be authorised to take all such actions as they may consider necessary or appropriate for carrying the Scheme into effect;

(ii)	the share capital of the Company be reduced by cancelling and extinguishing all of the Scheme Shares;

(iii)	upon such Capital Reduction taking effect, the authorised capital of the Company be increased to its former amount by the creation of such number of New Signet Shares as shall be equal to the number of Scheme Shares cancelled pursuant to the Capital Reduction and the reserve arising in the books of account of the Company as a result of such Capital Reduction be capitalised and applied in paying up at par these New Signet Shares. These New Signet Shares are to be issued to Signet Jewelers Limited;

(iv)	the Directors be authorised to make the allotments referred to above; and

(v)	the Articles of Association be amended to ensure that any Signet Shares issued after the Shareholder Meetings are compulsorily brought within the provisions of the Scheme or, if issued after the Reduction Record Time, are compulsorily transferred to Signet Jewelers Limited in consideration for and conditionally upon Signet Jewelers Limited allotting and issuing to such transferor such number of Signet Jewelers Limited Shares as that transferor would have been entitled to had each such Signet Share been a Scheme Share and also taking into account the Share Capital Consolidation (provided that no such Signet Jewelers Limited Shares shall be allotted or issued prior to the Effective Date).

(c)	the sanction (with or without modification agreed by the Company and Signet Jewelers Limited) of the Scheme and the confirmation of the Capital Reduction involved therein by the Court and office copies of the Court Orders and the minute of such reduction attached thereto being delivered for registration to the Registrar and, in relation to the Reduction Court Order, being registered; and

(d)	all necessary approvals or consents for the implementation of the Scheme from all relevant authorities having been obtained by the Company, Signet Jewelers Limited and other Signet Group companies (as relevant).

2.	The Company and Signet Jewelers Limited have agreed that the Scheme will not be implemented unless prior to the First Court Hearing the listing of the Signet Jewelers Limited Shares on the NYSE has been approved in principle, subject to notice of issuance, by the NYSE.

PART V

SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE	No. 5694 of 2008
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF SIGNET GROUP PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

between

SIGNET GROUP PLC

- and -

THE HOLDERS OF SCHEME SHARES

(as hereinafter defined)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

Articles	the articles of association of the Company

business day	a day on which London Stock Exchange plc is open for the transaction of business

Capital Reduction	the reduction of the share capital of the Company under section 135 of the Companies Act 1985 by cancelling and extinguishing the Scheme Shares in accordance with clause 1 of this Scheme

certificated or in certificated form	not in uncertificated form (that is, not in CREST)

Companies Act	the Companies Act 2006 (to the extent it is in force at the date of publication of this document)

Company	Signet Group plc, a public limited company incorporated in England and Wales with registered number 477692

Court	the High Court of Justice in England and Wales

Court Meeting	the meeting or meetings of the Scheme Shareholders to be convened by order of the Court under Part 26 of the Companies Act to consider and, if thought fit, approve the Scheme, notice of which is set out at Part IX of the Scheme Circular, including any adjournment of the such meeting

CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK in accordance with the CREST Regulations

CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) as amended from time to time

Depositary Interest	a depositary interest representing an underlying Signet Jewelers Limited Share

DI Depositary	Capita IRG Trustees Limited

Effective Date	the date on which this Scheme becomes effective in accordance with its terms

Euroclear UK	Euroclear UK & Ireland Limited, the central securities depositary for the United Kingdom, Republic of Ireland, Isle of Man, Jersey and Guernsey

holder	a registered holder, including any person(s) entitled by transmission

New Signet Shares	the new ordinary shares of US$0.009 each in the capital of the Company to be issued credited as fully paid to Signet Jewelers Limited in accordance with the terms of this Scheme

Overseas Shareholders	Signet Shareholders resident in, or citizens or nationals of, or who have a registered address in, jurisdictions other than the United Kingdom or United States

Reduction Court Order	the order of the Court confirming the Capital Reduction

Reduction Record Time	6.00 p.m. on the business day immediately prior to the date of the Second Court Hearing

Registrar	the Registrar of Companies in England and Wales

Scheme	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company and Signet Jewelers Limited

Scheme Circular	the circular to be sent by the Company to Signet Shareholders containing, inter alia, details of the Scheme, the notice of the Court Meeting and the notice of a general meeting of the Company to approve certain resolutions in connection with the Scheme

Scheme Court Order	the order of the Court sanctioning the Scheme under section 899 of the Companies Act

Scheme Record Time	5.00 p.m. on the business day immediately prior to the date of the Effective Date

Scheme Shares	(i)	the Signet Shares in issue at the date of this Scheme;

(ii)	any Signet Shares issued after the date of this Scheme and before the Voting Record Time; and

(iii)	any Signet Shares issued at or after the Voting Record Time and before the Reduction Record Time either on terms that the original or any subsequent holders of such shares are to be bound by the Scheme, or in respect of which their holders are, or have agreed in writing to be, bound by the Scheme

Scheme Shareholders	the holders of Scheme Shares

Second Court Hearing	the hearing of the Court for the confirmation of the Capital Reduction provided for in clause 1 of this Scheme

Share Capital Consolidation	the consolidation of every twenty common shares of par value US$0.009 each in the capital of Signet Jewelers Limited into one common share of par value US$0.18 in the capital of Signet Jewelers Limited, which is expected to take place after this Scheme becomes effective

Signet Jewelers Limited	Signet Jewelers Limited, a company incorporated in Bermuda with registered number 42069

Signet Jewelers Limited Bye-laws	the new bye-laws of Signet Jewelers Limited to be adopted immediately following the Scheme becoming effective

Signet Jewelers Limited Shares	common shares of par value US$0.009 each in the capital of Signet Jewelers Limited or, following the Share Capital Consolidation, common shares of par value US$0.18 each in the capital of Signet Jewelers Limited (as the context requires)

Signet Shareholders	persons registered in the Company’s register of members as holders of Signet Shares

Signet Shares	ordinary shares of US$0.009 each in the capital of the Company

Subscriber	Pembroke Company Limited, the existing holder of one Signet Jewelers Limited Share, which took such share as subscriber on the incorporation of Signet Jewelers Limited

uncertificated or in uncertificated form	a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST

US or United States	the United States of America including each state therein, the District of Columbia, Puerto Rico, the United States Virgin Islands and each of the other territories and possessions of the United States of America

Voting Record Time	6.00 p.m. on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned meeting and references to clauses and sub-clauses are to clauses and sub-clauses of this Scheme.

(B)	The authorised share capital of the Company at the date of this Scheme is US$53,368,866.17 and £50,000.00 divided into 5,929,874,019 ordinary shares of US$0.009 each and 50,000 deferred sterling shares of £1 each. As at the close of business on 20 July 2008 (being the last practicable date prior to the posting of the Scheme Circular), 1,705,541,827 ordinary shares and 50,000 deferred sterling shares had been issued and were credited as fully paid, and the remainder of the ordinary shares were unissued.

(C)	Signet Jewelers Limited was incorporated on 25 June 2008 under the laws of Bermuda as an exempted company under the name Signet Limited, and changed its name to Signet Jewelers Limited on 4 July 2008. The authorised share capital of Signet Jewelers Limited at the date of this Scheme is US$95,000,000 divided into 10,000,000,000 common shares of par value US$0.009 each and 500,000,000 undesignated preference shares of par value US$0.01 each. One common share of par value US$0.009 has, at the date of this Scheme, been issued to the Subscriber and is credited as fully paid.

(D)	The purpose of this Scheme is to provide for the cancelling and extinguishing of the Scheme Shares and the issue of the New Signet Shares by the Company, in consideration for the issue by Signet Jewelers Limited of Signet Jewelers Limited Shares to Scheme Shareholders on the register of the Company as at the Scheme Record Time.

(E)	Signet Jewelers Limited has agreed to appear by Counsel at the hearing to sanction this Scheme and the hearing to confirm the Capital Reduction and to be bound by, and to undertake to the Court to be bound by, the provisions of this Scheme and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

1	Cancellation of the Scheme Shares

1.1	The capital of the Company shall be reduced by cancelling and extinguishing the Scheme Shares.

1.2	Forthwith and contingently upon the said Capital Reduction referred to in sub-clause 1.1 taking effect (and notwithstanding anything to the contrary in the Articles):

1.2.1	the authorised share capital of the Company shall be increased to an amount equal to that of the Company immediately prior to the Capital Reduction by the creation of such number of New Signet Shares as shall be equal to the number of Scheme Shares cancelled pursuant to sub-clause 1.1; and

1.2.2	the reserve arising in the books of account of the Company as a result of the said Capital Reduction shall be capitalised and applied in paying up in full at par the New Signet Shares created pursuant to sub-clause 1.2.1, which shall be allotted and issued credited as fully paid (free from all liens, charges, encumbrances, rights of pre-emption and any third party rights whatsoever) to Signet Jewelers Limited or its nominee(s) in consideration for the allotment and issue of Signet Jewelers Limited Shares as set out in clause 2.

2	Consideration for cancellation of the Scheme Shares

2.1	In consideration for the cancellation of the Scheme Shares and the allotment and issue of the New Signet Shares to Signet Jewelers Limited or its nominee(s) as provided in clause 1, Signet Jewelers Limited shall (subject as hereinafter provided) allot and issue to Scheme Shareholders (as appearing in the register of members of the Company at the Scheme Record Time) one Signet Jewelers Limited Share, credited as fully paid at par, for every Scheme Share held by them at the Scheme Record Time.

2.2	The Signet Jewelers Limited Shares to be issued pursuant to sub-clause 2.1 of this Scheme shall rank pari passu in all respects and in full for all dividends or distributions made, paid or declared after the Effective Date, in accordance with the Signet Jewelers Limited Bye-laws, on the share capital of Signet Jewelers Limited. Signet Jewelers Limited Shares issued pursuant to sub-clause 2.1 of this Scheme shall be issued with the rights and subject to the restrictions set out in the Signet Jewelers Limited Bye-laws.

3	Overseas Shareholders

3.1	The provisions of clause 2 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Shares who is (or whom the Company or Signet Jewelers Limited reasonably believes to be) an Overseas Shareholder, the Company or Signet Jewelers Limited is advised that the allotment and/or issue of Signet Jewelers Limited Shares pursuant to clause 2 would or might infringe the laws of any jurisdiction outside the United Kingdom or the United States or would or might require the Company or Signet Jewelers Limited to comply with any governmental or other consent or any registration, filing or other formality with which the Company or Signet Jewelers Limited is unable to comply with or compliance with which the Company or Signet Jewelers Limited regards as unduly onerous, the Company or Signet Jewelers Limited shall (unless such shareholder satisfies the Company or Signet Jewelers Limited that no such infringement or requirement would apply) be authorised by the Articles to appoint any person to execute as transferor an instrument of transfer transferring, prior to the Scheme Record Time, the Scheme Shares held by such shareholder to a nominee to hold such Scheme Shares on trust for that holder, on terms that such nominee shall sell the Signet Jewelers Limited Shares, if any, that it receives pursuant to this Scheme in respect of such Scheme Shares as soon as practicable following the Effective Date.

3.2

Any sale of Signet Jewelers Limited Shares under sub-clause 3.1 shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale of Signet Jewelers Limited Shares (after the deduction of all expenses and commissions incurred in connection with such sale, including value added tax, if any) shall be paid to the persons who would, but for sub-clause 3.1, have been entitled to receive such Signet Jewelers Limited Shares in accordance with this Scheme. To give effect to any sale under sub-clause 3.1, the person appointed by the Company or Signet Jewelers Limited in accordance with sub-clause 3.1 shall be authorised as attorney and/or agent on behalf of the holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, Signet Jewelers Limited or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale or for any alleged insufficiencies of the terms or timing of such sale arising.

4	Issue of Signet Jewelers Limited Shares

On the Effective Date, Signet Jewelers Limited will allot and issue the Signet Jewelers Limited Shares to be allotted and issued pursuant to sub-clause 2.1 to the relevant Scheme Shareholders as appearing in the register of members of the Company at the Scheme Record Time and will make the requisite entries in the register of members of Signet Jewelers Limited to reflect the allotment and issue of such shares.

5	Settlement

5.1	Contingently upon the allotment and issue of Signet Jewelers Limited Shares pursuant to clause 4 and the requisite entries having been made in the register of members of Signet Jewelers Limited, settlement of the Signet Jewelers Limited Shares shall be effected as follows:

5.1.1	if the Share Capital Consolidation has not been effected by 6.00 p.m. on the date three business days after the Effective Date, all of the Signet Jewelers Limited Shares will be settled in certificated form in the manner set out in sub-clause 5.3; and

5.1.2	if the Share Capital Consolidation has been effected by 6.00 p.m. on the date three business days after the Effective Date, the Signet Jewelers Limited Shares will be settled as set out in sub-clause 5.2.

5.2	Where Signet Jewelers Limited Shares are to be settled pursuant to sub-clause 5.1.2 it shall be on the basis of one Signet Jewelers Limited Share for every twenty Signet Jewelers Limited Shares issued under clause 4 and, therefore, for every twenty Scheme Shares and:

5.2.1	in the case of Scheme Shares which at the Scheme Record Time are in certificated form, Signet Jewelers Limited shall, not later than ten business days after the Effective Date, send by post to the allottees of the Signet Jewelers Limited Shares, share certificates in respect of such shares;

5.2.2	in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form, the relevant amount of Depositary Interests will be credited to the CREST stock accounts of the holders of such Scheme Shares or the CREST stock accounts of their nominees by the DI Depositary on or about the Effective Date; and

5.2.3	any fractional entitlements arising as a result of the Share Capital Consolidation will be aggregated and sold in the market and the net proceeds of sale will be paid to the relevant holders in due proportions by cheque in accordance with sub-clause 5.5 on or as soon as reasonably practicable after, and in any event within 14 days of, the Effective Date, provided that, in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form Signet Jewelers Limited reserves the right to settle all or part of the relevant Signet Jewelers Limited Shares in the manner set out in sub-clause 5.2.1 if, for any reason, it wishes to do so.

5.3	Where Signet Jewelers Limited Shares are to be settled in accordance with sub-clause 5.1.1, Signet Jewelers Limited shall not later than ten business days after the Effective Date, send by post to the allottees of the Signet Jewelers Limited Shares, share certificates in respect of such shares.

5.4	All deliveries of notifications, statements, certificates or cheques shall be effected by sending the same by first class post in prepaid envelopes addressed to the persons respectively entitled thereto at their respective addresses as appearing in the register of members of the Company at the Scheme Record Time or, in the case of joint holders, at the address of that one of the joint holders whose name stands first in such register at the Scheme Record Time (except, in either case, as otherwise directed in writing) or in accordance with any special instructions regarding communications, and none of Signet Jewelers Limited, the Company or the person appointed by Signet Jewelers Limited in accordance with sub-clause 3.1 shall be responsible for any loss or delay in the transmission of any notifications, statements, certificates or cheques sent in accordance with this sub-clause 5.4, which shall be sent at the risk of the persons entitled thereto.

5.5	All cheques shall be made payable to the persons respectively entitled to the moneys represented thereby (or, in the case of joint holders, to all joint holders whose names stand in the register of members of the Company in respect of such joint holding at the Scheme Record Time) and the encashment of any such cheque shall be a complete discharge to the Company for the moneys represented thereby.

5.6	The provisions of this clause 5 shall be subject to any prohibition or condition imposed by law.

6	Certificates and cancellations

With effect from and including the Effective Date:

6.1	all certificates representing Scheme Shares shall cease to have effect as documents of title to the Scheme Shares comprised therein and every Scheme Shareholder shall be bound at the request of Signet Jewelers Limited to deliver up the same to Signet Jewelers Limited or as it may direct or to destroy the same; and

6.2	Euroclear UK shall be instructed to cancel the entitlements to Scheme Shares of Scheme Shareholders in uncertificated form.

7	Mandates and other instructions

All instructions to the Company in force at the Scheme Record Time relating to the Scheme Shares shall, and unless and until otherwise revoked or amended, be deemed as from the Effective Date to be valid and effective mandates and instructions to Signet Jewelers Limited in relation to the Signet Jewelers Limited Shares issued in respect thereof.

8	Effective Date

8.1	This Scheme shall become effective as soon as office copies of the Scheme Court Order and the Reduction Court Order shall have been delivered to the Registrar for registration and, in the case of the Reduction Court Order, has been registered by the Registrar.

8.2	Unless this Scheme shall become effective on or before 31 December 2008, or such later date, if any, as the Company and Signet Jewelers Limited may agree and the Court may allow, this Scheme shall never become effective.

9	Modification

The Company and Signet Jewelers Limited may jointly consent on behalf of all concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose.

Dated 24 July 2008

PART VI

IMPORTANT INFORMATION FOR SHAREHOLDERS

This Part VI highlights some of the key aspects of the Proposal which could materially affect Signet Jewelers Limited and the Signet Jewelers Limited Shares. The items below should be considered together with all other information contained in this document and Signet Shareholders are urged to read this document in its entirety.

1	General principles and application of the Takeover Code

As noted at paragraph 7 of Part II of this document, as Signet Jewelers Limited is incorporated in Bermuda, once the Scheme has become effective, the Takeover Code will not apply to Signet Jewelers Limited.

1.1	The general principles of the Takeover Code

(1)	All holders of the securities of an offeree company of the same class must be afforded equivalent treatment; moreover, if a person acquires control of a company, the other holders of securities must be protected.

(2)	The holders of the securities of an offeree company must have sufficient time and information to enable them to reach a properly informed decision on the bid; where it advises the holders of securities, the board of directors of the offeree company must give its views on the effects of implementation of the bid on employment, conditions of employment and the locations of the company’s places of business.

(3)	The board of directors of an offeree company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the bid.

(4)	False markets must not be created in the securities of the offeree company, of the offeror company or of any other company concerned by the bid in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted.

(5)	An offeror must announce a bid only after ensuring that it can fulfil in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration.

(6)	An offeree company must not be hindered in the conduct of its affairs for longer than is reasonable by a bid for its securities.

1.2	Detailed application of the Takeover Code

The following is a summary of key provisions of the Takeover Code which apply to transactions to which the Takeover Code applies. You should note that, if the Scheme is implemented, you will lose the protections afforded by the Takeover Code.

(a)	Equality of treatment

General principle 1 of the Takeover Code states that all holders of securities of an offeree company of the same class must be afforded equivalent treatment. Furthermore, rule 16 of the Takeover Code requires that, except with the consent of the Panel, special arrangements may not be made with certain shareholders in the company if there are favourable conditions attached which are not being extended to all shareholders.

(b)	Information to shareholders

General principle 2 requires that holders of securities of an offeree company must have sufficient time and information to enable them to reach a properly informed decision on a bid. Consequently, a document setting out full details of an offer must be sent to the offeree company’s shareholders.

(c)	The opinion of the offeree board of directors and independent advice

The board of directors of the offeree company is required by rule 3.1 of the Takeover Code to obtain competent independent advice on an offer and the substance of such advice must be made known to its shareholders. Rule 25.1 of the Takeover Code requires that the board of directors of the offeree company must circulate its opinion on the offer and its reasons for forming that opinion. That opinion must include the board’s views on: the effects of implementation of the offer on all the company’s interests, including, specifically, employment; and on the offeror’s strategic plans for the offeree company and their likely repercussions on employment and the locations of the offeree company’s places of business.

The circular from the offeree company must also deal with other matters such as interests and recent dealings in the securities of the offeror and the offeree company by relevant parties and whether the directors of the offeree company intend to accept or reject the offer in respect of their own beneficial shareholdings. Rule 20.1 of the Takeover Code states that information about the companies involved in the offer must be made equally available to all offeree company shareholders as nearly as possible at the same time and in the same manner.

(d)	Option holders and holders of convertible securities or subscription rights

Rule 15 of the Takeover Code provides that, when a Takeover Code offer is made for voting equity share capital or other transferable securities carrying voting rights and the offeree company has convertible securities outstanding, the offeror must make an appropriate offer or proposal to the holders of such outstanding convertible securities to ensure their interests are safeguarded. Rule 15 also applies in relation to holders of options and other subscription rights. If the Scheme is implemented, these protections will be lost.

Your attention is also drawn to Part III of this document where key differences between the rights of a shareholder of Signet and that of shareholders in Signet Jewelers Limited are summarised.

2	Indices

As inclusion in the S&P US indices is at the discretion of the S&P Index Committee, there can be no guarantee that, despite the listing of the Signet Jewelers Limited Shares on the NYSE, Signet Jewelers Limited will be included in any S&P US indices.

The Signet Shares are currently included in the FTSE 250 list. If, as intended, the Signet Jewelers Limited Shares have a primary listing on the NYSE, they will not be eligible for inclusion in the FTSE 250 list.

PART VII

ADDITIONAL INFORMATION

1	Responsibility

The Directors, whose names are set out in paragraph 2 of this Part VII, each accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2	Names of Directors

The Directors, and their respective positions, are as follows:

Name	Position Held
Sir Malcolm Williamson	Chairman and Non-executive Director

Robert Anderson	UK Chief Executive and Executive Director

Robert Blanchard	Non-executive Director

Walker Boyd	Group Finance Director and Executive Director

Terry Burman	Group Chief Executive and Executive Director

Dale Hilpert	Non-executive Director

Lesley Knox	Non-executive Director

Mark Light	US Chief Executive and Executive Director

Robert Walker	Non-executive Director

Russell Walls	Non-executive Director

The business address of each of the Directors is at Signet’s registered office. Signet, whose registered number is 477692, has its registered office at 15 Golden Square, London W1F 9JG.

3	Incorporation of Signet

Signet was incorporated on 27 January 1950 under the Companies Act 1948 as a private limited company with the name Ratners (Jewellers) Limited. Signet was re-registered under the Companies Acts 1948 to 1980 as a public limited company with the name Ratners (Jewellers) Public Limited Company on 9 February 1982. Signet’s name was changed to Ratners Group plc on 9 February 1987 and to its current name on 10 September 1993.

Signet is registered for VAT with VAT Registration Number 223 0009 24.

4	Incorporation of Signet Jewelers Limited

Signet Jewelers Limited was incorporated under the laws of Bermuda on 25 June 2008. Signet Jewelers Limited’s registered office is located at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. Once the Scheme has become effective the Signet Jewelers Limited share owned by the Subscriber will be purchased by Signet Jewelers Limited at nominal value and then cancelled.

5	Directors’ and other interests

The following tables set forth certain information with respect to interests in Signet Shares that are entitled to vote at the Shareholder Meetings for: each person or entity who Signet knows is, directly or indirectly, interested in more than 3 per cent of Signet’s Shares; and each of the Directors.

5.1	The percentage of issued share capital of Signet that each of the following Signet Shareholders is interested in is based on 1,705,541,827 Signet Shares in issue as of 20 July 2008 (being the latest practicable date prior to publication of this document). It is anticipated that each Signet Shareholder shall maintain the same percentage ownership in Signet Jewelers Limited as it had in Signet at the Scheme Record Time subject to the impact of fractional entitlements.

Directors’ interests in shares:

Director	Number of Signet Shares
Robert Anderson	20,907
Robert Blanchard	10,010
Walker Boyd	542,798
Terry Burman	808,601
Dale Hilpert	20,000
Lesley Knox	30,870
Mark Light	76,454
Robert Walker	19,308
Russell Walls	30,000
Sir Malcolm Williamson	187,375

Directors’ interests in share options:

Director			Number of Signet Shares under option	Exercise price		Date from which exercisable(1)	Expiry date(1)
Robert Anderson	(2 (2 (2 (3 (4 (3 (4 (3 (3 (5 (3	) ) ) ) ) ) ) ) ) ) )	232,558 160,416 322,188 251,685 35,452 261,989 23,140 221,586 212,184 12,765 430,523	75.25p 120.00p 82.25p 111.25p £1 total 112.60p £1 total 111.92p 124.42p 75.20p 65.00p		2.5.04 11.4.05 25.4.06 5.4.07 15.4.04 12.4.08 15.4.05 11.4.09 24.4.10 1.1.11 14.4.11	2.5.11 11.4.12 25.4.13 5.4.14 4.5.11 12.4.15 26.4.12 11.4.16 24.4.17 30.6.11 14.4.18
Total			2,164,486	97.99p	(6)
Walker Boyd	(2 (2 (2 (3 (3 (3 (3 (4 (5 (3	) ) ) ) ) ) ) ) ) )	611,842 179,401 225,000 397,435 444,943 466,252 412,794 409,901 12,765 808,153	57.00p 75.25p 120.00p 97.50p 111.25p 112.60p 111.92p 124.42p 75.20p 65.00p		5.5.03 2.5.04 11.4.05 14.7.06 5.4.07 12.4.08 11.4.09 24.4.10 1.1.11 14.4.11	5.5.10 2.5.11 11.4.12 14.7.13 5.4.14 12.4.15 11.4.16 24.4.17 30.6.11 14.4.18
Total			3,968,486	95.01p	(6)
Terry Burman	(3 (3 (3 (5 (3 (3 (3	) ) ) ) ) ) )	3,807,426 3,129,267 3,193,395 5,170 2,936,060 2,530,119 5,233,064	$1.59 $2.05 $2.12 $1.86 $1.96 $2.49 $1.24		14.7.06 5.4.07 12.4.08 1.11.08 11.4.09 24.4.10 14.4.11	14.7.13 5.4.14 12.4.15 31.1.09 11.4.16 24.4.17 14.4.18
Total			20,834,501	$1.90	(6)
Mark Light	(2 (3 (3 (5 (3 (3 (3	) ) ) ) ) ) )	290,191 329,267 339,032 5,170 572,889 514,055 1,032,257	$1.72 $2.05 $2.12 $1.86 $1.96 $2.49 $1.24		11.4.05 5.4.07 12.4.08 1.11.08 11.4.09 24.4.10 14.4.11	11.4.12 5.4.14 12.4.15 31.1.09 11.4.16 24.4.17 14.4.18
Total			3,082,861	$1.92	(6)

(1) The dates from which options are exercisable and the expiry dates are the dates that normally apply. Other dates apply in certain circumstances, such as an option holder ceasing to be employed. Options that have not already vested will only vest and become exercisable on the dates detailed subject to satisfaction of the specified performance criteria.

(2), (3), (4) and (5) The options marked (2) were granted under the Signet 1993 Executive Share Option Scheme, those marked (3) were granted under the Signet International Share Option Plan 2003, the Signet UK Inland Revenue Approved Share Option

Plan 2003 and the Signet US Share Option Plan 2003, those marked (4) were awarded under the Signet Long-Term Incentive Plan 2000 and those marked (5) were granted under the terms of the Signet Inland Revenue Approved Saving Related Share Option Scheme for UK Employees 1998 or, in the case of Terry Burman and Mark Light, the US Section 423 Plan.

(6) Weighted averages of the exercise prices per share for the options held at year end.

Three per cent shareholders:

Name of shareholder	Number of Signet Shares	Percentage of total voting rights in Signet
Harris Associates L.P.	290,401,124	17.03
The Capital Group Companies, Inc.	153,312,508	8.98
Sprucegrove Investment Management Limited	122,028,015	7.16
Artisan Partners Limited Partnership	86,935,333	5.10
BriTel Fund Trustees Limited	85,667,185	5.02
Legal & General Investment Management Limited	81,535,937	4.78
Sanderson Asset Management Limited	71,694,426	4.20
First Pacific Advisors LLC	70,896,000	4.16

5.2	Save as set out in this paragraph 5, no Director (nor any person connected with them within the meaning of section 252 of the Companies Act): (a) has any interests (beneficial or non-beneficial) in the share capital of Signet; or (b) holds an interest in any other securities of the Signet Group.

5.3	Save as disclosed in this paragraph 5, the Directors are not aware of any holdings of voting rights (within the meaning of Chapter 5 of the Disclosure and Transparency Rules) which will represent 3 per cent or more of the total voting rights in respect of the issued ordinary share capital of Signet.

5.4	There are no arrangements under which any of the Directors has waived or agreed to waive future emoluments or under which the total emoluments of any Directors will be varied in consequence of the Proposal.

6	Accounting treatment

The Scheme of Arrangement described herein is not considered an acquisition or disposal for accounting purposes and as a result the assets and liabilities of the Signet Group are not materially affected by the proposed transaction. As described elsewhere, apart from the impact of fractional interests, the proportional interest of Signet Jewelers Limited Shareholders in Signet Jewelers Limited will be the same as their previous interest in Signet.

7	Costs and expenses of transaction

The total costs and expenses (exclusive of VAT) payable by the Company in connection with the Scheme and the proposed listing of the Signet Jewelers Limited Shares on the NYSE and Official List are estimated to be approximately US$10.5 million. Given the inter relationship between the Scheme and the proposed listings on the NYSE and the Official List, it is not practicable to separate costs attributable solely to the Scheme and to these listings.

8	Consent

Lazard & Co., Limited has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

9	Time

In this document, references to time are references to London time unless otherwise expressly provided.

10	Documents available for inspection

Copies of the following documents may be inspected at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS during usual business hours on any weekday (Saturdays, Sundays, public holidays excepted) from the date of this document until the earlier of the Effective Date or 1 January 2009 and at Café Royal, 68 Regent Street, London W1B 5EL from at least fifteen minutes prior to the start of the Court Meeting until the conclusion of the Scheme GM:

10.1	the memorandum of association of Signet and the Articles and the full terms of the proposed amendments to the Articles;

10.2	the memorandum of association of Signet Jewelers Limited and the Signet Jewelers Limited Bye-laws;

10.3	the audited consolidated accounts of Signet for the periods ended 2 February 2008, 3 February 2007 and 28 January 2006;

10.4	the written consent referred to in paragraph 8 of this Part VII;

10.5	this document; and

10.6	the Signet Jewelers Limited Share Plans referred to in the second resolution in the notice of the Scheme GM appearing at Part X of this document.

24 July 2008

PART VIII

DEFINITIONS

The following definitions apply throughout this document (other than Part V of this document and in the notices of the Shareholder Meetings in Parts IX and X of this document), unless the context otherwise requires:

€ or euros	the single currency of the participating member states of the European Union

£ or pounds sterling	the lawful currency of the UK being pounds sterling and “p” or “pence” shall mean one one-hundredth of one pound sterling

ADS Depositary	Deutsche Bank Trust Company Americas

ADS Record Date	close of business in New York on 17 July 2008

ADS Voting Instruction Card	the voting instruction card to be sent to Signet ADS holders in connection with the Court Meeting and the Scheme GM

Articles or Articles of Association	the articles of association of Signet

Australian Corporations Act	the Corporations Act 2001 (Cwth) of Australia

Bermuda Companies Act	the Companies Act 1981 of Bermuda, as amended

Board	the board of directors of Signet

business day	a day on which the London Stock Exchange is open for the transaction of business

Capita IRG Trustees Limited	Capita IRG Trustees Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU

Capita Registrars	Capita Registrars (a trading name of Capita Registrars Limited), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU

Capital Reduction	the proposed reduction of share capital of Signet provided for by the Scheme

certificated or in certificated form	not in uncertificated form (that is, not in CREST)

Certificated Holders	Signet Shareholders who hold Signet Shares in certificated form

Combined Code	the Combined Code on Corporate Governance

Companies Act	the Companies Act 2006 (to the extent it is in force at the date of publication of this document)

Companies Acts	the Companies Act 1985 (as amended) and the Companies Act (to the extent it is in force at the date of publication of this document)

Company or Signet	Signet Group plc, a public limited company incorporated in England and Wales with registered number 477692 and, as the context requires, its subsidiaries and subsidiary undertakings

Court	the High Court of Justice in England and Wales

Court Meeting	the meeting or meetings of the Scheme Shareholders to be convened by order of the Court under Part 26 of the Companies Act to consider and, if thought fit, approve the Scheme, notice of which is set out at Part IX of this document including any adjournment of such meeting

Court Orders	the Scheme Court Order and the Reduction Court Order

CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK in accordance with the CREST Regulations

CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) (as amended from time to time)

CREST Transfer Form	the form of stock transfer in use from time to time within CREST by which a Scheme Shareholder holding Scheme Shares in certificated form can dematerialise into uncertificated form

Deposit Agreement	the deposit agreement dated 23 September 2004, as amended and restated on 14 October 2004, between Signet, the ADS Depositary and the Signet ADS holders, containing the terms applicable to the Signet ADSs

Depositary Interest	a depositary interest representing an underlying Signet Jewelers Limited Share

DI Depositary	Capita IRG Trustees Limited

DI Depositary Nominee	Capita IRG Trustees Nominees Limited

Director or Directors	a director or the directors of Signet

Disclosure and Transparency Rules or DTRs	the disclosure and transparency rules made under Part 6 of the FSMA

DTC	the Depositary Trust Company

Effective Date	the date on which the Scheme becomes effective in accordance with its terms

Euroclear UK	Euroclear UK & Ireland Limited, the central securities depositary for the United Kingdom, Republic of Ireland, Isle of Man, Jersey and Guernsey

Exchange Act	the US Securities Exchange Act of 1934, as amended

Exchange Agent	American Stock Transfer & Trust Company

First Court Hearing	the hearing of the Court for the sanction of the Scheme

FSA	the Financial Services Authority (United Kingdom)

FSMA	the Financial Services and Markets Act 2000 of the United Kingdom, as amended

HMRC	Her Majesty’s Revenue & Customs

holder	a registered holder, including any person(s) entitled by transmission

IRS	the US Internal Revenue Service

ISA	an individual savings account in the UK

Listing Principles	the high level enforceable principles contained in chapter 7 of the Listing Rules

Listing Rules or LRs	the listing rules made by the UK Listing Authority under the FSMA

London Stock Exchange or LSE	London Stock Exchange plc

Model Code	the Model Code on directors’ dealings in securities set out in Listing Rule 9, Annex 1

New Signet Shares	the ordinary shares of US$0.009 each in the capital of Signet to be issued credited as fully paid to Signet Jewelers Limited in accordance with the terms of the Scheme

NYSE	New York Stock Exchange LLC

Official List	the official list of UK listed securities maintained by the UK Listing Authority pursuant to the FSMA

Overseas Shareholders	Signet Shareholders resident in, or citizens or nationals of, or who have a registered address in, jurisdictions other than the United Kingdom or the United States

Panel	the Panel on Takeovers and Mergers

Proposal	the proposed Scheme of Arrangement, the Share Capital Consolidation, the delisting of the Signet Shares from the Official List, the cancellation of the existing quotation of Signet ADSs on the NYSE and the listing of the Signet Jewelers Limited Shares on the NYSE and the Official List

Prospectus Directive	Directive 2003/71/EC, implemented in the UK by the Prospectus Rules

Prospectus Rules	the prospectus rules made under Part VI of the FSMA

Reduction Court Order	the order of the Court confirming the Capital Reduction

Reduction Record Time	6.00 p.m. on the business day immediately prior to the date of the Second Court Hearing

Registrar	the Registrar of Companies in England and Wales

Remuneration Committee	the remuneration committee established by the Board to consider and make recommendations to the Board as to the remuneration of the Directors and senior executives

S&P Index Committee	the committee responsible for monitoring the S&P US indices

Scheme or Scheme of Arrangement	the scheme of arrangement proposed to be made under Part 26 of the Companies Act between Signet and the holders of Scheme Shares as set out in Part V of this document, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Signet and Signet Jewelers Limited

Scheme Court Order	the order of the Court sanctioning the Scheme under section 899 of the Companies Act

Scheme GM	the general meeting of Signet, notice of which is set out at Part X of this document, and any adjournment thereof

Scheme Record Time	5.00 p.m. on the business day immediately prior to the date of the Effective Date

Scheme Shares	(i)	the Signet Shares in issue at the date of this Scheme;

(ii)	any Signet Shares issued after the date of this Scheme and before the Voting Record Time; and

(iii)	any Signet Shares issued at or after the Voting Record Time and before the Reduction Record Time either on terms that the original or any subsequent holders of such shares are to be bound by the Scheme, or in respect of which their holders are, or have agreed in writing to be, bound by the Scheme

Scheme Shareholders	the holders of Scheme Shares

SDRT	stamp duty reserve tax

Second Court Hearing	the hearing of the Court for the confirmation of the Capital Reduction provided for by the Scheme

Securities Act	the US Securities Act of 1933, as amended

SEC	the US Securities and Exchange Commission

Share Capital Consolidation	the consolidation of Signet Jewelers Limited Shares as described in this document, being the consolidation effective immediately after the Scheme becomes effective, conditional on the consolidated shares being listed on the NYSE, of every twenty Signet Jewelers Limited Shares issued pursuant to the Scheme into one Signet Jewelers Limited Share

Shareholder Meetings	the Court Meeting and the Scheme GM

Signet or Company	Signet Group plc, a public limited company incorporated in England and Wales with registered number 477692 and, as the context requires, its subsidiaries and subsidiary undertakings

Signet ADSs	American Depositary Shares, each representing ten Signet Shares and evidenced by Signet American Depositary Receipts quoted on NYSE

Signet ADS holders	holders (including beneficial holders) of Signet ADSs

Signet Group	Signet and its subsidiaries and subsidiary undertakings and, after the Scheme becomes effective, Signet Jewelers Limited and its subsidiaries and subsidiary undertakings (as the context requires)

Signet Jewelers Limited	Signet Jewelers Limited, a company incorporated in Bermuda with registered number 42069

Signet Jewelers Limited Bye-laws	the new bye-laws of Signet Jewelers Limited to be adopted immediately following the Scheme becoming effective

Signet Jewelers Limited Remuneration Committee

the remuneration committee established by the board of directors of Signet Jewelers Limited to consider and make recommendations to the board of directors of Signet Jewelers Limited as to the remuneration of the directors and senior executives of Signet Jewelers Limited

Signet Jewelers Limited Share Plans	the Signet Jewelers Limited Long Term Incentive Plan 2008, the Signet Jewelers Limited International Share Option Plan 2008, the Signet Jewelers Limited US Stock Option Plan 2008, the Signet Jewelers Limited UK Approved Share Option Plan 2008, the Signet Jewelers Limited Sharesave Plan 2008, the Signet Jewelers Limited Irish Sharesave Plan 2008 and the Signet Jewelers Limited US Employee Stock Savings Plan 2008

Signet Jewelers Limited Shareholders	persons registered in Signet Jewelers Limited’s register of members as holders of Signet Jewelers Limited Shares

Signet Jewelers Limited Shares	common shares of par value US$0.009 each in the capital of Signet Jewelers Limited, or following the Share Capital Consolidation, common shares of par value US$0.18 each in the capital of Signet Jewelers Limited (as the context requires)

Signet Share Plans	the Signet 1993 Executive Share Option Scheme, the Signet UK Inland Revenue Approved Share Option Plan 2003, the Signet US Share Option Plan 2003, the Signet International Share Option Plan 2003, the Signet 2005 Long-Term Incentive Plan, the Signet Sharesave Scheme, the Signet Sharesave Scheme (Republic of Ireland) and the Signet Employee Stock Savings Plan under section 423 of the US Code

Signet Shareholders	persons registered in Signet’s register of members as holders of Signet Shares

Signet Shares	ordinary shares of US$0.009 each in the capital of Signet

Subscriber	Pembroke Company Limited, the existing holder of one Signet Jewelers Limited Share, which took such share as subscriber on the incorporation of Signet Jewelers Limited

subsidiary undertaking	a subsidiary undertaking as that term is defined in section 1162(2) of the Companies Act

Takeover Code	the City Code on Takeovers and Mergers

UK Listing Authority	the FSA acting in its capacity as the competent authority for listing in the United Kingdom under Part VI of the FSMA

uncertificated or in uncertificated form	a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland

United States or US	the United States of America including each state therein, the District of Columbia, Puerto Rico, the United States Virgin Islands and each of the other territories and possessions of the United States of America

US Code	the United States Internal Revenue Code of 1986 (as amended)

US GAAP	the generally accepted accounting principles in the US

US$, US dollars and $	United States dollars and “US cent” shall mean one one-hundredth of one US dollar

Voting Record Time	6.00 p.m. on the day that is two days before the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned meeting

PART IX

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	No. 5694 of 2008
CHANCERY DIVISION
COMPANIES COURT
REGISTRAR JAQUES

IN THE MATTER OF SIGNET GROUP PLC

— and —

IN THE MATTER OF THE COMPANIES ACT 2006

NOTICE IS HEREBY GIVEN that by an Order dated 21 July 2008 made in the above matters the Court has directed a meeting to be convened of the holders of Scheme Shares (as defined in the Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (the “Scheme of Arrangement”) proposed to be made between Signet Group plc (the “Company”) and the holders of Scheme Shares and that such meeting will be held at Café Royal, 68 Regent Street, London W1B 5EL on Tuesday 19 August 2008 at 11.30 a.m., at which place and time all holders of Scheme Shares are requested to attend.

A copy of the said Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to section 897 of the Companies Act 2006 are incorporated in the document of which this notice forms part.

Holders of Scheme Shares may vote in person at the said meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A BLUE form of proxy for use in connection with the meeting is enclosed with this notice. Completion and return of the BLUE form of proxy will not prevent a holder of Scheme Shares who is otherwise entitled to attend and vote at the meeting from attending and voting in person at the meeting, or at any adjournment thereof.

Holders of Scheme Shares who hold their Scheme Shares through CREST may appoint a proxy electronically by making a CREST electronic proxy appointment.

Holders of Scheme Shares are entitled to appoint a proxy in respect of some or all of their Scheme Shares. A space has been included in the BLUE form of proxy to allow holders of Scheme Shares to specify the number of Scheme Shares in respect of which that proxy is appointed. Holders of Scheme Shares who return the BLUE form of proxy duly executed but leave this space blank will be deemed to have appointed the proxy in respect of all of their Scheme Shares.

Holders of Scheme Shares are also entitled to appoint more than one proxy. Holders of Scheme Shares who wish to appoint more than one proxy in respect of their shareholding should contact the Company’s registrar, Capita Registrars, for further BLUE forms of proxy or photocopy the BLUE form of proxy as required. Such holders of Scheme Shares should also read the notes in respect of the appointment of multiple proxies set out in the Notice of General Meeting set out in Part X of the document of which this notice forms part.

It is requested that the BLUE form of proxy (together with any power of attorney or other authority under which it is signed, or a notarially certified copy of such power or authority) be lodged with the Company’s registrar, Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the time appointed for the said meeting but, if forms are not so lodged they may be handed to the chairman of the meeting before the start of the meeting.

In the case of joint holders of Scheme Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

Entitlement to attend and vote at the meeting or any adjournment thereof and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day which is two days before the date of the meeting or adjourned meeting (as the case may be). In each case, changes to the register of members of the Company after such time shall be disregarded.

By the said Order, the Court has appointed Sir Malcolm Williamson or, failing him, Russell Walls or, failing him Walker Boyd, to act as chairman of the said meeting and has directed the chairman to report the results thereof to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 24 July 2008

Herbert Smith LLP

Exchange House

Primrose Street

London EC2A 2HS

Solicitors to the Company

PART X

NOTICE OF GENERAL MEETING

Signet Group plc

(the “Company”)

(Registered in England and Wales with registered no. 477692)

NOTICE IS HEREBY GIVEN that a general meeting of the Company will be held at Café Royal, 68 Regent Street, London W1B 5EL on Tuesday 19 August 2008 at 11.45 a.m. (or as soon thereafter as the Court Meeting (as defined in the document of which this Notice forms part) shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, as a special resolution, in respect of resolution 1, and as an ordinary resolution, in respect of resolution 2:

SPECIAL RESOLUTION

1	THAT for the purpose of giving effect to the scheme of arrangement dated 24 July 2008 between the Company and the holders of Scheme Shares (as defined in the said scheme of arrangement), a print of which has been produced to this meeting and for the purpose of identification signed by the chairman of the meeting, in its original form or subject to any modification, addition or condition approved or imposed by the Court and agreed to by the Company and Signet Jewelers Limited (the “Scheme”):

1.1	the directors of the Company be authorised to take all such actions as they may consider necessary or appropriate for carrying the Scheme into effect;

1.2	the share capital of the Company be reduced by cancelling and extinguishing all the Scheme Shares;

1.3	subject to, and forthwith upon the said reduction of capital (the “Capital Reduction”) taking effect and notwithstanding anything to the contrary in the articles of association of the Company:

1.3.1	the authorised share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of US$0.009 each (the “New Signet Shares”) as shall be equal to the number of the Scheme Shares cancelled pursuant to paragraph 1.2 above;

1.3.2	the reserve arising in the books of account of the Company as a result of the Capital Reduction be capitalised and applied in paying up in full at par the New Signet Shares of US$0.009 each so created, such New Signet Shares to be allotted and issued credited as fully paid to Signet Jewelers Limited or its nominee(s); and

1.3.3	the directors of the Company be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the new ordinary shares referred to in sub-paragraph 1.3.1 above, provided that: (1) the maximum aggregate nominal amount of shares which may be allotted under this authority shall be the aggregate nominal amount of the new ordinary shares created pursuant to sub-paragraph 1.3.1 above; (2) this authority shall expire (unless previously revoked, varied or renewed) on the fifth anniversary of this resolution; and (3) this authority shall be in addition and without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed; and

1.4	with effect from the passing of this resolution, the articles of association of the Company be amended by the inclusion of the following new article 146:

“146 Scheme of Arrangement

(A)	In this Article 146, the “Scheme” means the scheme of arrangement dated 24 July 2008 between the Company and the holders of Scheme Shares (as defined in the Scheme) under Part 26 of the Companies Act in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company and Signet Jewelers Limited, a company incorporated in Bermuda under the Companies Act 1981 of Bermuda (as amended) with limited liability under number 42069 (“Signet Jewelers Limited”) and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article.

(B)

Notwithstanding any other provision of these Articles, if the Company allots and issues any Signet Shares or new Signet Shares (other than to Signet Jewelers Limited or its nominee(s)) after the adoption of this Article and before the Reduction Record Time, such shares shall be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes thereof and the holders of such shares and any subsequent holder other than Signet Jewelers Limited or any nominee(s) of Signet Jewelers Limited shall, upon the Scheme becoming effective, be bound by the terms of the Scheme.

(C)	Notwithstanding any other provision of these Articles and subject to the Scheme becoming effective and paragraph (D) of this Article, if the Company allots and issues any ordinary shares in the capital of the Company to any person (a “New Member”) other than under the Scheme or to Signet Jewelers Limited or its nominee(s) at or after the Reduction Record Time (the “Post-Scheme Shares”), all such Post-Scheme Shares will, conditional upon the Scheme becoming effective, be transferred to Signet Jewelers Limited (or as it may direct) in consideration for and conditionally upon (subject as hereinafter provided) Signet Jewelers Limited allotting and issuing to such New Member such number of Signet Jewelers Limited Shares as that New Member would have been entitled to had each Post-Scheme Share been a Scheme Share and also taking into account the Share Capital Consolidation (provided that no such Signet Jewelers Limited Shares shall be allotted or issued prior to the Effective Date).

(D)	The Signet Jewelers Limited Shares allotted and issued to a New Member pursuant to paragraph (C) of this Article shall be credited as fully paid and shall rank pari passu in all respects with all other Signet Jewelers Limited Shares in issue at that time (other than as regards any dividend or other distribution payable by reference to a record date preceding the date of allotment) and shall be subject to the memorandum of association and Signet Jewelers Limited Bye-laws.

(E)	The amount of Signet Jewelers Limited Shares to be allotted and issued to a New Member pursuant to paragraph (C) of this Article may be adjusted by the Directors, in such manner as the auditors of the Company may determine to take account of any reorganisation of or material alteration (including, without limitation, any subdivision or consolidation) to the share capital of either the Company or Signet Jewelers Limited effected after the close of business on the Effective Date (other than, for the avoidance of doubt, the Share Capital Consolidation).

(F)	To give effect to any transfer required by paragraph (C) of this Article, the Company may appoint any person as attorney and/or agent for the New Member to transfer the Post-Scheme Shares to Signet Jewelers Limited or its nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the attorney and/or agent be necessary or desirable to vest the Post-Scheme Shares in Signet Jewelers Limited or its nominee(s) and, pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as Signet Jewelers Limited may direct. If an attorney and/or agent is so appointed, the New Member shall not thereafter (except to the extent that the attorney and/or agent fails to act in accordance with the directions of Signet Jewelers Limited) be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed by Signet Jewelers Limited. The attorney and/or agent shall be empowered to exercise and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder) in favour of Signet Jewelers Limited and the Company may give a good receipt for the consideration for the Post-Scheme Shares and may register Signet Jewelers Limited as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares.

(G)	In connection with the Scheme, if, in respect of any holder of Scheme Shares who is (or whom the Company reasonably believes to be) an Overseas Shareholder (as defined in the Scheme), the Company is advised that the allotment and/or issue of any Signet Jewelers Limited Shares pursuant to clause 2 of the Scheme would or might infringe the laws of any jurisdiction outside the United Kingdom or United States or would or might require the Company or Signet Jewelers Limited to comply with any governmental or other consent or any registration, filing or other formality with which the Company or Signet Jewelers Limited is unable to comply with or compliance with which the Company or Signet Jewelers Limited regards as unduly onerous, the Company shall (unless such shareholder satisfies the Company or Signet Jewelers Limited that no such infringement or requirement would apply) be authorised to appoint any person to execute as transferor an instrument of transfer transferring, prior to the Scheme Record Time, the Scheme Shares held by such shareholder to a nominee to hold such Scheme Shares on trust for that holder, on terms that such nominee shall sell the Signet Jewelers Limited Shares, if any, that it receives pursuant to the Scheme in respect of such Scheme Shares as soon as practicable following the Effective Date.

(H)

Any sale of Signet Jewelers Limited Shares under paragraph (G) of this Article shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale of Signet Jewelers Limited Shares (after the deduction of all expenses and commissions incurred in connection with such sale, including value added tax, if any) shall be paid to the persons who would, but for sub-clause 3.1 of the Scheme have been entitled to receive such Signet Jewelers Limited Shares in accordance with the Scheme. To give effect to any sale under paragraph (G) of this Article, the person appointed by the Company or Signet Jewelers Limited in accordance with paragraph (G) of this Article shall be authorised as attorney and/or agent on behalf of the holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, Signet Jewelers Limited or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale or for any alleged insufficiencies of the terms or timing of such sale arising.

(I)	The instrument of transfer executed by an appointee of the Company pursuant to paragraph (G) of this Article above shall be effective as if it had been executed by the registered holder of or person entitled by transmission to the Scheme Shares to which such instrument relates and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto.

ORDINARY RESOLUTION

2	THAT, subject to and with effect from the passing of resolution 1 above, approval be and is hereby given in principle to the operation of each of the Signet Jewelers Limited share plans established by Signet Jewelers Limited on 9 July 2008, namely the Signet Jewelers Limited Long Term Incentive Plan 2008, the Signet Jewelers Limited International Share Option Plan 2008, the Signet Jewelers Limited US Stock Option Plan 2008, the Signet Jewelers Limited UK Approved Share Option Plan 2008, the Signet Jewelers Limited Sharesave Plan 2008, the Signet Jewelers Limited Irish Sharesave Plan 2008 and the Signet Jewelers Limited US Employee Stock Savings Plan 2008 which are summarised in paragraph 14 of Part II of the circular sent by the Company to its shareholders on or about 24 July 2008 containing among other things, this notice.

BY ORDER OF THE BOARD

24 July 2008

Registered Office: 15 Golden Square, London W1F 9JG Registered in England No. 477692	M A Jenkins Group Company Secretary

NOTES TO THE NOTICE OF SCHEME GM

i.	A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote instead of him or her. A proxy need not be a member of the Company but must attend the meeting in person.

ii.	A white form of proxy is enclosed with this notice for members who are unable or who do not wish to attend the meeting in person. Instructions for use are shown on the form. Lodging a form of proxy will not prevent the shareholder from attending and voting in person. The Company will give effect to the intention of members and include votes wherever and to the fullest extent possible. Any amendments you make to any form of proxy must be initialled by you.

iii.	To be valid, the form of proxy (together with any power of attorney or authority under which it is signed, or a notarially certified copy of such power or authority) must be received at the offices of the Company’s registrar, Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, no later than 48 hours before the time for holding the meeting or any adjournment thereof or (in the case of a poll taken otherwise than at the meeting or any adjournment thereof) for the taking of the poll at which it is to be used.

iv.	You may appoint more than one proxy provided that each proxy is appointed to exercise rights attaching to different shares.

v.	If you wish to appoint multiple proxies, you may: (a) photocopy the form of proxy, fill in each copy in respect of different shares and send the multiple forms together to Capita Registrars at the address above; or alternatively (b) call Capita Registrars on the number in paragraph (xxi) below who will then issue you with multiple forms of proxy. In each case, please ensure that all of the multiple forms of proxy in respect of one registered holding are sent in the same envelope if possible.

vi.	Subject to the following principles where more than one proxy is appointed, where a form of proxy does not state the number of shares to which it applies (a “blank proxy”) then that proxy is taken to have been appointed in relation to the total number of shares registered in the holder’s name. In the event of a conflict between a blank proxy and a form of proxy which states the number of shares to which it applies (a “specific proxy”), the specific proxy shall be counted first, regardless of the time it was delivered or received (on the basis that as far as possible, the conflicting forms of proxy should be judged to be in respect of different shares) and remaining shares will be apportioned to the blank proxy (pro rata if there is more than one).

vii.	Where there is more than one proxy appointed and the total number of shares in respect of which proxies are appointed is no greater than your entire holding, it is assumed that proxies are appointed in relation to different shares, rather than that conflicting appointments have been made in relation to the same shares.

viii.	When considering conflicting proxies, later proxies will prevail over earlier proxies, and which proxy is later will be determined on the basis of which proxy is last sent (or, if the Company is unable to determine which is last delivered, last received). Forms of proxy in the same envelope will be treated as sent and received at the same time, to minimise the number of conflicting proxies.

ix.	If conflicting proxies are sent or received at the same time in respect of (or deemed to be in respect of) your entire holding, none of them shall be treated as valid.

x.	Where the aggregate number of shares in respect of which proxies are appointed exceeds your entire holding and it is not possible to determine the order in which they were sent or received (or they were all sent or received at the same time), the number of votes attributed to each proxy will be reduced pro rata (on the basis that as far as possible, conflicting forms of proxy should be judged to be in respect of different shares).

xi.	Where the application of paragraph (x) above gives rise to fractions of shares, such fractions will be rounded down.

xii.	If you appoint a proxy or proxies and then decide to attend the Scheme GM in person and vote using your poll card, then your vote in person will override your proxy vote(s). If your vote in person is in respect of your entire holding then all of your proxy votes will be disregarded. If, however, you vote at the meeting in respect of less than your entire holding, and you indicate on your polling card that all proxies are to be disregarded, that shall be the case; but if you do not specifically revoke proxies, then your vote in person will be treated in the same way as if it were the last received proxy and earlier proxies will only be disregarded to the extent that to count them would result in the number of votes being cast exceeding your entire holding.

xiii.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

xiv.	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment in the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA 10) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

xv.	CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

xvi.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

xvii.	To be entitled to attend and vote at the meeting (and for the purpose of the determination by the Company of the number of votes that can be cast), members must be entered on the Company’s register of members at 6.00 p.m. on Sunday 17 August 2008. If the meeting is adjourned then, to be so entitled, members must be entered on the Company’s register of members at 6.00 p.m. on the day which is two days before the date fixed for the adjourned meeting or, if the Company gives notice of this adjourned meeting and an entitlement time is specified in that notice, at the time specified in that notice.

xviii.	A shareholder which is a company (a corporation) and which wishes to be represented at the meeting by a person with authority to speak, vote on a show of hands and vote on a poll (a corporate representative) must appoint such a person by resolution of its directors. A corporate representative has the same powers on behalf of the corporation he/she represents as that corporation could exercise if it were an individual member of the Company.

xix.	In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that: (a) if a corporate shareholder has appointed the chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the chairman and the chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (b) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the chairman is being appointed as described in (a) above.

xx.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the Company’s register of members in respect of the joint holding.

xxi.	If you are in any doubt about completing the form of proxy please telephone Capita Registrars on 0871 664 0440 (from within the UK) and +44 20 8639 3443 (from outside the UK). Calls to the Capita Registrars’ 0871 664 0440 number are charged at 10 pence per minute (including VAT) plus any of your service provider’s network extras. Calls to the Capita Registrars’ +44 20 8639 3443 number from outside the UK are charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored randomly for security and training purposes. Capita Registrars cannot provide advice on the merits of the Proposal nor give any financial, legal or tax advice.

xxii.	Any question relevant to the business of the meeting may be asked at the meeting by anyone permitted to speak at the meeting. You may alternatively submit your question in advance by way of a letter addressed to the Company Secretary at the Company’s registered office.

xxiii.	Copies of the Company’s articles of association as proposed to be amended by the first resolution set out in the notice of meeting and copies of the Signet Jewelers Limited share plans referred to in the second resolution set out in the notice of meeting are available for inspection at the offices of Herbert Smith LLP at Exchange House, Primrose Street, London EC2A 2HS during normal business hours on a weekday until the opening of business on the day on which the meeting is held and will also be available for inspection at the place of the meeting for at least fifteen minutes before and during the meeting.

Printed by RR Donnelley, 94191

Exhibit 99.2

FORM OF PROXY FOR USE BY HOLDERS OF ORDINARY SHARES SIGNET GROUP PLC – COURT MEETING 19 AUGUST 2008

Notes:

1.          The Signet Group plc Court Meeting will be held at Café Royal, 68 Regent Street, London W1B 5EL on Tuesday 19 August 2008 at 11.30 a.m.. The nearest Underground stations are Piccadilly Circus, Leicester Square and Oxford Circus.

2.          If you cannot attend the Court Meeting but wish to vote for or against the Scheme, you are entitled to appoint someone else, a “proxy”, to attend and vote on your behalf. A proxy need not be a Signet Shareholder. Your proxy must attend the Court Meeting in person in order to represent you. If you wish to appoint someone other than the Chairman of the Court Meeting as your proxy write the name of your proxy in the space provided.

3.          A proxy must vote as you have instructed in relation to the question of whether or not to approve the proposed Scheme. The proxy will vote (or abstain from voting) as he or she thinks fit on that matter if you have not provided an instruction, and on any other business which may properly come before the Court Meeting.

4.          Please return this form of proxy together with the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy thereof) to Capita Registrars at the address shown overleaf by 11.30 a.m. on Sunday 17 August 2008. If you prefer not to post this form of proxy as it is, you may return it in a sealed envelope to the address shown overleaf. If you quote Freepost RLZK-EARB-GSKJ on the envelope, the postage will be paid by the Company, but please allow plenty of time to ensure that your form of proxy arrives before the deadline. Alternatively, this blue form of proxy (but NOT the white form of proxy) may be handed to the Chairman of the Court Meeting before the start of the Court Meeting on 19 August 2008 and will still be valid.

If you plan to attend the Court Meeting, please bring this slip with you.

This slip shows that you are entitled to attend the Court Meeting to be held at Café Royal, 68 Regent Street, London W1B 5EL on 19 August 2008 at 11.30 a.m. and at any adjournment thereof. Please bring it with you to allow convenient entry to the Court Meeting.

If you are in any doubt about completing this form of proxy please telephone the Company’s registrars, Capita Registrars, on 0871 664 0440 (from within the UK) or +44 20 8639 3443 (from outside the UK).

5.          In the case of joint holders the signature of any one holder will be sufficient. In the case of a corporation this form of proxy must be under its common seal or signed on its behalf by a duly authorised officer or attorney.

6. The completion of a form of proxy does not preclude the Signet Shareholder from attending or voting in person.

7.          CREST members may appoint a proxy or proxies electronically via Capita Registrars (ID RA 10). Messages transmitted through CREST must be lodged by 11.30 a.m. on Sunday 17 August 2008. Further details can be found in the Notice of Court Meeting set out at Part IX of the Scheme Circular accompanying this form of proxy.

Signature of Barcode: person attending

8.          You may appoint more than one proxy provided that each proxy is appointed to exercise rights attaching to different Signet Shares – if you wish to do so please see the detailed instructions in the Notice of General Meeting set out in Part X of the Scheme Circular accompanying this form of proxy.

Investor Code:	9. Any alteration made to this form of proxy should be initialled by the person signing it.

Please detach this section before returning your form of proxy.	10. Terms defined in the Scheme Circular accompanying this form of proxy shall have the same respective meaning when used in this form of proxy, unless the context otherwise requires.

+	FORM OF PROXY FOR USE BY HOLDERS OF ORDINARY SHARES SIGNET GROUP PLC – COURT MEETING 19 AUGUST 2008	+
In the High Court of Justice No 5694 of 2008, Chancery Division, Companies Court. In the matter of Signet Group plc and in the matter of the Companies Act 2006.

Barcode:

Investor Code:
I/we, the undersigned, being a member of the above named Company, hereby appoint the Chairman of the Meeting or the following person*

+	Event Code:	N351C834921
+

as my/our proxy to attend and vote on my/our behalf in respect of     Signet Shares** at the Court Meeting of the Company to be held at Café Royal, 68 Regent Street, London W1B 5EL on Tuesday 19 August 2008 at 11.30 a.m. and at any adjournment thereof for the purpose of considering and, if thought fit, approving (with or without modification) the proposed scheme of arrangement (“Scheme”) referred to in the Notice convening the Court Meeting.

*            If you wish to appoint the Chairman, leave this box blank. If you wish to appoint some other proxy, strike out the words “the Chairman of the Meeting or” and insert the name of your proxy in the box. Do not insert your own name(s). A proxy need not be a member of the Company but must attend the Court Meeting to represent you.

**          You may appoint more than one proxy, in accordance with the detailed instructions set out in the Notice of General Meeting set out in Part X of the Scheme Circular accompanying this form of proxy, provided that each proxy is appointed to exercise rights attaching to different Signet Shares. If this box is left blank, it will not invalidate this form of proxy. If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

IMPORTANT: If you wish to vote for the Scheme, sign your name in the box marked ‘FOR the Scheme’. If you wish to vote against the Scheme, sign your name in the box marked ‘AGAINST the Scheme’. The proxy may also vote or abstain from voting as he or she thinks fit on any modifications to the said Scheme or any other business (including, without limitation, any adjournment or procedural motion) that may properly come before the Court Meeting, unless instructed otherwise. It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of shareholder opinion; you are therefore strongly encouraged to complete, sign and return your form of proxy as soon as possible.

At the Court Meeting (or any adjournment thereof) each proxy is to vote on my behalf for the Scheme (either with or without modification as my proxy may approve) or against the Scheme as indicated below:

FOR the Scheme	AGAINST the Scheme

Signature	Signature	Date

+

Please mark this box if you are signing on behalf of a Signet Shareholder under a power of attorney or other form of authority. Such form of authority (or a notarially certified copy thereof) should be returned with this form of proxy.

	☐	+

RRD 35961

OXFORD STREET
WARDOUR STREET
POLAND ST.
LEXINGTON ST.
SHAFTESBURY AVENUE
COVENTRY ST.
HAYMARKET
PICCADILLY CIRCUS
L. REGENT ST.
THE MALL
PALL MALL
JERMYN STREET
ST. JAMES STREET
PICCADILLY
REGENT STREET
KINGLY ST.
BEAK ST.
OXFORD CIRCUS
GT. PORTLAND ST.
The Café Royal

Business Reply
Licence Number
MB122

1

Capita Registrars (Proxies)
PO Box 25
Beckenham
BR3 4BR

FORM OF PROXY FOR USE BY HOLDERS OF ORDINARY SHARES SIGNET GROUP PLC – GENERAL MEETING 19 AUGUST 2008

Notes:

1.          The Signet Group plc General Meeting will be held at Café Royal, 68 Regent Street, London W1B 5EL on Tuesday 19 August 2008 at 11.45 a.m. (or as soon thereafter as the Court Meeting shall have concluded or been adjourned). The nearest Underground stations are Piccadilly Circus, Leicester Square and Oxford Circus.

2.          If you cannot attend the General Meeting but wish to vote for or against the Scheme, you are entitled to appoint someone else, a “proxy”, to attend and vote on your behalf. A proxy need not be a Signet Shareholder. Your proxy must attend the General Meeting in person in order to represent you. If you wish to appoint someone other than the Chairman of the General Meeting as your proxy write the name of your proxy in the space provided.

3.          A proxy must vote as you have instructed in relation to the proposed resolutions. The proxy will vote (or abstain from voting) as he or she thinks fit on that matter if you have not provided an instruction, and on any other business which may properly come before the General Meeting.

4.          Please return this form of proxy together with the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy thereof) to Capita Registrars at the address shown overleaf by 11.45 a.m. on Sunday 17 August 2008. If you prefer not to post this form of proxy as it is, you may return it in a sealed envelope to the address shown overleaf. If you quote Freepost RLZK-EARB-GSKJ on the envelope, the postage will be paid by the Company, but please allow plenty of time to ensure that your form of proxy arrives before the deadline.

If you plan to attend the General Meeting, please bring this slip with you.

5.          In the case of joint holders the signature of any one holder will be sufficient. In the case of a corporation this form of proxy must be under its common seal or signed on its behalf by a duly authorised officer or attorney.

This slip shows that you are entitled to attend the General Meeting to be held at Caf Royal, 68 Regent Street, London W1B 5EL on 19 August 2008 at 11.45 a.m. (or as soon thereafter as the Court Meeting shall have concluded or been adjourned) and at any adjournment thereof. Please bring it with you to allow convenient entry to the General Meeting.

6. The completion of a form of proxy does not preclude the Signet Shareholder from attending or voting in person.

7.          The “Vote Withheld” option is to enable you to abstain on any of the resolutions. Please note that a “Vote Withheld” has no legal effect and will not be counted in the votes “For” and “Against” a resolution.

If you are in any doubt about completing this form of proxy please telephone the Company’s registrars, Capita Registrars, on 0871 664 0440 (from within the UK) or +44 20 8639 3443 (from outside the UK).

8.          CREST members may appoint a proxy or proxies electronically via Capita Registrars (ID RA 10). Messages transmitted through CREST must be lodged by 11.45 a.m. on Sunday 17 August 2008. Further details can be found in the Notice of General Meeting set out in Part X of the Scheme Circular accompanying this form of proxy.

Signature of person attending	Barcode:

9.          You may appoint more than one proxy provided that each proxy is appointed to exercise rights attaching to different Signet Shares – if you wish to do so please see the detailed instructions in the Notice of General Meeting set out in Part X of the Scheme Circular accompanying this form of proxy.

		Investor Code:	10. Any alteration made to this form of proxy should be initialled by the person signing it.
Please detach this section before returning your form of proxy.			11. Terms defined in the Scheme Circular accompanying this form of proxy shall have the same respective meaning when used in this form of proxy, unless the context otherwise requires.

+	FORM OF PROXY FOR USE BY HOLDERS OF ORDINARY SHARES SIGNET GROUP PLC – GENERAL MEETING 19 AUGUST 2008	+

Barcode:

Investor Code:
I/we, the undersigned, being a member of the above named Company, hereby appoint the Chairman of the Meeting or the following person*

+	Event Code:	N351G83491
+

as my/our proxy to attend and vote on my/our behalf in respect of     Signet Shares** at the General Meeting of the Company to be held at Café Royal, 68 Regent Street, London W1B 5EL on Tuesday 19 August 2008 at 11.45 a..m. (or as soon thereafter as the Court Meeting shall have concluded or been adjourned) and at any adjournment thereof. This form of proxy relates to the resolutions set out below and any other business transacted at the General Meeting.

*           If you wish to appoint the Chairman, leave this box blank. If you wish to appoint some other proxy, strike out the words “the Chairman of the Meeting or” and insert the name of your proxy in the box. Do not insert your own name(s). A proxy need not be a member of the Company but must attend the General Meeting to represent you.

**         You may appoint more than one proxy, in accordance with the detailed instructions set out in the Notice of General Meeting set out in Part X of the Scheme Circular accompanying this form of proxy, provided that each proxy is appointed to exercise rights attaching to different Signet Shares. If this box is left blank, it will not invalidate this form of proxy. If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

Please indicate your votes by marking the appropriate box in black ink like this: X. If you do not do so, you will have authorised the proxy to vote or withhold the vote at his or her discretion on the resolutions or on any other business which comes before the General Meeting. If you withhold your vote in respect of a resolution your vote will not be counted in calculating the proportion of votes ‘For’ and ‘Against’ that resolution.

RESOLUTIONS	Please mark ‘X’ to indicate how you wish to vote	For	Against	Vote Withheld

Special Resolution

1.      To:   (i)  authorise the Directors to take all action necessary or appropriate to implement the Scheme; (ii) cancel the share capital of the Company; (iii) increase the share capital by the creation of New Signet Shares and authorise the Directors to allot New Signet Shares; and (iv) amend the articles of association of the Company.

		☐	☐	☐

Ordinary Resolution

2.    To approve in principle the operation of each of the Signet Jewelers Limited Share Plans.

A detailed explanation of the above resolutions is contained in the Scheme Circular accompanying this form of proxy.

		☐	☐	☐

Signature	Date

+

Please mark this box if you are signing on behalf of a Signet Shareholder under a power of attorney or other form of authority. Such form of authority (or a notarially certified copy thereof) should be returned with this form of proxy.

	☐	+

RRD 35961

OXFORD STREET
WARDOUR STREET
SHAFTESBURY AVENUE
COVENTRY ST.
HAYMARKET
PICCADILLY CIRCUS
L. REGENT ST.
PALL MALL
THE MALL
LEXINGTON ST.
POLAND ST.
BEAK ST.
BREWER ST.
DENMAN STREET
The Café Royal
PICCADILLY
JERMYN STREET
ST. JAMES STREET
OXFORD CIRCUS
GT. MARLBOROUGH ST.
KINGLY ST.
REGENT STREET
GT. PORTLAND ST.
P

Business Reply
Licence Number
MB122

1

Capita Registrars (Proxies)
PO Box 25
Beckenham
BR3 4BR

Exhibit 99.3

COURT MEETING AND GENERAL MEETING OF SHAREHOLDERS OF

SIGNET GROUP PLC

August 19, 2008

The following voting instruction card relates to a court meeting and general meeting of the shareholders of Signet Group plc and is being sent to the holders of Signet Group plc American Depositary Receipts pursuant to the Deposit Agreement among Signet Group plc, Deutsche Bank Trust Company Americas (the “Depositary”) and the registered holders and beneficial owners of the American Depositary Shares (the “Signet ADSs”).

Please sign, date and mail

your Voting Instruction Card

in the envelope provided as

soon as possible.

The latest time for receipt by the Depositary of completed ADS voting instruction cards from registered holders of Signet ADSs is 3:00 p.m. (Eastern Time) on August 13, 2008.

ê Please detach along perforated line and mail in the envelope provided. ê

■	00002030003000000000 2	081908

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Terms defined in the circular to Signet Group plc shareholders and ADS holders dated 24 July 2008 relating to the scheme (the “Circular”) shall have the same respective meaning when used in this voting instruction card, unless the context otherwise requires. You are also referred to the unanimous recommendation of the board of directors of Signet in respect of the proposed resolutions, which can be found at pages 22-23 of the Circular.

Court Meeting
		FOR	AGAINST
	The proposed Scheme	☐	☐
General Meeting
	RESOLUTIONS	FOR	AGAINST	VOTE WITHHELD
	Special Resolution	☐	☐	☐
	To: (i)	authorise the Directors to take all action necessary or appropriate to implement the Scheme;
	(ii)	cancel the share capital of the Company;
	(iii)	increase the share capital by the creation of New Signet Shares;
	(iv)	authorise the Directors to allot New Signet Shares; and
	(v)	amend the articles of association of the Company.
	Ordinary resolution to approve in principle the operation of each of the Signet Jewelers Limited Share Plans.	☐	☐	☐
A detailed explanation of the above resolutions is contained in the Circular accompanying this voting instruction card.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of ADS holder	Date:	Signature of ADS holder	Date:

Note:

Please sign exactly as your name or names appear on this Voting Instruction Card. When ADSs are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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